Exhibit 4.5

EXECUTION VERSION

ABL CREDIT AGREEMENT

dated as of

April 25, 2013,

among

AFFINIA GROUP INTERMEDIATE HOLDINGS INC.,

AFFINIA GROUP INC.,

CERTAIN OF ITS SUBSIDIARIES FROM TIME TO TIME PARTY HERETO,

The Lenders Party Hereto,

and

BANK OF AMERICA, N.A.,

as Administrative Agent

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED,

J.P. MORGAN SECURITIES LLC,

BARCLAYS BANK PLC,

WELLS FARGO CAPITAL FINANCE, LLC,

and

DEUTSCHE BANK SECURITIES INC.,

as Joint Lead Arrangers and Joint Bookrunners

BARCLAYS BANK PLC

and

WELLS FARGO CAPITAL FINANCE, LLC,

as Co-Syndication Agents

JPMORGAN CHASE BANK, N.A.

and

DEUTSCHE BANK TRUST COMPANY AMERICAS,

as Co-Documentation Agents

U.S. BANK NATIONAL ASSOCIATION,

as Managing Agent

TABLE OF CONTENTS

Page

ARTICLE I

Definitions

ARTICLE II

The Credits

ARTICLE III

Letters of Credit

i

ARTICLE IV

Fees; Reductions of Commitment

SECTION 4.01.	Fees	76
SECTION 4.02.	Voluntary Termination of Unutilized Commitments	77
SECTION 4.03.	Mandatory Reduction of Commitments	77

ARTICLE V

Prepayments; Payments; Taxes

SECTION 5.01.	Voluntary Prepayments	77
SECTION 5.02.	Mandatory Repayments; Cash Collateralization	78
SECTION 5.03.	Method and Place of Payment	80
SECTION 5.04.	Taxes	81

ARTICLE VI

Representations and Warranties

ARTICLE VII

Conditions

SECTION 7.01.	Effective Date	92
SECTION 7.02.	Conditions Precedent to All Credit Events	94

ARTICLE VIII

Affirmative Covenants

ARTICLE IX

Negative Covenants

ARTICLE X

Events of Default

SECTION 10.01.	Events of Default	120
SECTION 10.02.	Exclusion of Immaterial Subsidiaries	123

ARTICLE XI

The Administrative Agent

ARTICLE XII

Miscellaneous

SCHEDULES:

Schedule 1.01(a)	—	Certain Account Debtors/Concentration Limits
Schedule 1.01(b)	—	Customer Programs Provisions
Schedule 1.01(c)	—	Lenders/Commitments
Schedule 1.01(d)	—	Mortgaged Property
Schedule 3.01(a)	—	Existing Letters of Credit
Schedule 6.14	—	Subsidiaries
Schedule 9.01	—	Permitted Existing Indebtedness
Schedule 9.02	—	Existing Liens
Schedule 9.04	—	Existing Investments
Schedule 9.10	—	Existing Restrictions on Subsidiaries
Schedule 9.13	—	Deposit Accounts
Schedule 12.01	—	Lender Addresses

EXHIBITS:

Exhibit A	—	Form of Assignment and Assumption
Exhibit B	—	Form of Collateral Agreement
Exhibit C	—	Form of Compliance Certificate
Exhibit D	—	Form of Intercompany Indebtedness Subordination Agreement
Exhibit E	—	Form of Intercreditor Agreement
Exhibit F	—	Form of Perfection Certificate
Exhibit G	—	Form of Supplemental Perfection Certificate
Exhibit H-1	—	Form of Notice of Borrowing
Exhibit H-2	—	Form of Notice of Conversion/Continuation
Exhibit I-1	—	Form of Revolving Note
Exhibit I-2	—	Form of Swingline Note
Exhibit J	—	Form of Letter of Credit Request
Exhibit K-1	—	Form of U.S. Tax Compliance Certificate for Foreign Lenders that are not Partnerships for U.S. Federal Income Tax Purposes
Exhibit K-2	—	Form of U.S. Tax Compliance Certificate for Non-U.S. Participants that are Partnerships for U.S. Federal Income Tax Purposes
Exhibit K-3	—	Form of U.S. Tax Compliance Certificate for Non-U.S. Participants that are not Partnerships for U.S. Federal Income Tax Purposes
Exhibit K-4	—	Form of U.S. Tax Compliance Certificate for Foreign Lenders that are Partnerships for U.S. Federal Income Tax Purposes
Exhibit L	—	Form of Opinion of Simpson Thacher & Bartlett LLP
Exhibit M	—	Form of Solvency Certificate
Exhibit N	—	Form of Borrowing Base Certificate

v

ABL CREDIT AGREEMENT dated as of April 25, 2013 (this “Agreement”), among AFFINIA GROUP INTERMEDIATE HOLDINGS INC., a Delaware corporation (“Holdings”), AFFINIA GROUP INC., a Delaware corporation (the “Company”), each wholly-owned Subsidiary of the Company set forth on the signature pages hereto (together with the Company and each other Designated Subsidiary of Holdings that becomes a Borrower pursuant to Section 8.11, collectively, the “Borrowers”), the LENDERS party hereto from time to time, and BANK OF AMERICA, N.A., (in its individual capacity, “Bank of America”) and in its capacity as agent (in such capacity, the “Administrative Agent”). All capitalized terms used herein and defined in Section 1.01 are used herein as therein defined.

The Borrowers have requested that the Lenders extend credit in the form of a revolving credit facility in an aggregate principal amount of up to $175,000,000. The proceeds of Loans and the Revolving Loan Commitments hereunder will be used solely (i) to refinance the borrowings and commitments under the Existing Credit Agreement (and to assume existing letters of credit outstanding thereunder), (ii) to issue letters of credit, (iii) for working capital and general corporate purposes of the Loan Parties, (iv) together with the proceeds of the Senior Unsecured Notes and the principal amount of borrowings under the Term Loan Agreement and cash-on-hand, to (x) (a) repay all of the Company’s $547,363,000.00 aggregate principal amount of Existing Indebtedness, (b) pay the Effective Date Dividend to the Company’s and Holdings’ stockholders in an aggregate amount not to exceed $132,703,379.20, (c) make the Dana Seller Note Payment in an aggregate principal amount of $61,250,000.00 of the Dana Seller Note, (d) repay the outstanding Preferred Equity of Parent and (e) pay fees and expenses related to the foregoing.

The Lenders are willing to make available to the Borrowers the senior secured revolving credit facility, on the terms and subject to the conditions set forth herein. Accordingly, the parties hereto agree as follows:

ARTICLE I

Definitions

SECTION 1.01. Defined Terms. As used in this Agreement, the following terms have the meanings specified below:

“ABL Priority Collateral” has the meaning set forth in the Intercreditor Agreement.

“Account” means an “account” as such term is defined in Article 9 of the UCC and any and all supporting obligations in respect thereof.

“Account Concentration Reserve” means, on any date of determination, the aggregate sum for all Account Debtors (collectively with their Affiliated Account Debtors) in respect of the Eligible Accounts, of the amount by which (i) the total amount of each Account Debtor’s (collectively with its Affiliated Account Debtors’) Eligible Accounts exceeds (ii) the Concentration Limit for such Account Debtor and its Affiliated Account Debtors, in each case, on such date of determination.

“Account Debtor” means each Person who is obligated on an Account.

“Accounts Formula Amount” means on any date of determination, the product of (i) 85% and (ii) the difference of the Gross Formula Amount minus the Account Concentration Reserve on such date of determination.

“Administrative Agent” means Bank of America, N.A., in its capacity as administrative agent hereunder and under the other Loan Documents, and its successors in such capacity as provided in Article XI.

“Administrative Questionnaire” means an administrative questionnaire in a form supplied by the Administrative Agent.

“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified; provided, however, that for purposes of Section 9.09, the term “Affiliate” shall also include any person that directly, or indirectly through one or more intermediaries, has the power to vote 10% or more of the Equity Interests having ordinary voting power for the election of directors (or equivalent governing body) of such Person or that is an officer or director of the Person specified.

“Affiliated Account Debtor” means, with respect to any Account Debtor, an Affiliate of such Account Debtor which is also an Account Debtor.

“Affinia South America” means the Company’s vehicular products and accessories manufacturing and distribution businesses located in South America.

“Agent Advance” shall have the meaning provided in Section 2.01(e).

“Aggregate Exposure” means, at any time, the sum of (a) the aggregate principal amount of all Revolving Loans then outstanding, (b) the aggregate amount of all Letter of Credit Outstandings at such time (exclusive of Letter of Credit Outstandings which are repaid with the proceeds of, and simultaneously with the incurrence of, the respective incurrence of Loans) and (c) the aggregate principal amount of all Swingline Loans then outstanding (exclusive of Swingline Loans which are repaid with the proceeds of, and simultaneously with the incurrence of, the respective incurrence of Revolving Loans).

“Agreement” has the meaning assigned to such term in the introductory statement to this Credit Agreement.

“Alternative Incremental Term Facility Debt” means any Indebtedness incurred by the Company in the form of one or more series of senior secured notes or senior unsecured notes pursuant to and in accordance with the Term Loan Agreement and, to the extent the terms are not specified herein or in the Term Loan Agreement, on terms not otherwise materially adverse to the Lenders; provided that (i) if such Indebtedness is secured, such Indebtedness shall be secured on a pari passu or junior basis with the Loan Document Obligations and is not secured by any property or assets of the Loan Parties or any Subsidiary other than the Collateral, (ii) such Indebtedness does not mature or have scheduled amortization or payments of principal prior to the date that is 91 days after the Latest Maturity Date at the time such Indebtedness is incurred (except, in each case, upon the occurrence of an event of default, a change in control, an event of loss or an asset disposition), (iii) if such Indebtedness is secured, the security agreement relating to such Indebtedness is not materially more favorable to the secured parties thereunder (when taken as a whole) than the Collateral Agreement is to the Lenders, (iv) such Indebtedness is not guaranteed by any Subsidiaries other than the Loan Parties and (v) if such Indebtedness is secured, a trustee acting on behalf of the holders of such Indebtedness shall have become party to the Intercreditor Agreement.

“Applicable Margin” with respect to any Type of Revolving Loan, the margin set forth below, as determined by reference to the Average Aggregate Availability for the then most recently ended fiscal quarter of the Borrowers:

Level	Average Aggregate Availability	Base Rate Loans and Swingline Loans	LIBOR Loans

I	≤$50,000,000	1.00%	2.00%

II	> $50,000,000 but ≤ $100,000,000	0.75%	1.75%

III	> $100,000,000	0.50%	1.50%

From the Closing Date through and including July 31, 2013, margins shall be determined as if Level II were applicable and shall be no lower than if Level II were applicable (but may increase to Level I, if applicable). Thereafter, the margins shall be subject to increase or decrease upon receipt by the Administrative Agent pursuant to Section 8.13(a) of the Borrowing Base Certificate for the last month of any fiscal quarter (i.e., by the 15th day following each of March 31, June 30, September 30 and December 31 of each fiscal year, commencing with the fiscal quarter ending June 30, 2013), which change shall be effective on the first day of the calendar month following receipt. If, by the first day of a month, the Borrowing Base Certificate due in the preceding month for the fiscal quarter then ended has not been delivered, then, at the option of the Administrative Agent or at the request of the Required Lenders, the margins shall be determined as if Level I were applicable, from such day until (and including) the last day of the calendar month in which receipt of such Borrowing Base Certificate occurs.

“Applicable Unused Line Fee Margin” means with respect to any fiscal quarter, if the average aggregate daily outstanding principal amount of all Revolving Loans (excluding, for clarity sake, any Swingline Loans) and the average aggregate daily Stated Amount of all outstanding Letters of Credit during such fiscal quarter is (a) greater than 50% of the amount of the daily average Total Revolving Loan Commitment during such fiscal quarter, 0.25% or (b) less than or equal to 50% of the amount of the daily average Total Revolving Loan Commitment during such fiscal quarter, 0.375%.

“Approved Fund” means, with respect to any Lender or Eligible Assignee, any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in commercial loans and similar extensions of credit in the ordinary course of its activities and that is administered, advised or managed by (a) such Lender or Eligible Assignee, (b) an Affiliate of such Lender or Eligible Assignee or (c) an entity or an Affiliate of an entity that administers, advises or manages such Lender or Eligible Assignee.

“Arrangers” means MLPFS, JPMorgan, Barclays, Wells Fargo and DB, in their capacities as joint lead arrangers and joint bookrunners for the credit facilities provided for herein.

“Assignment and Assumption” means an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any Person whose consent is required by Section 12.04(b)) and accepted by the Administrative Agent, substantially in the form of Exhibit A or any other form approved by the Administrative Agent.

“Authorized Officer” means, with respect to (a) delivering Notices of Borrowing, Notices of Conversion/Continuation and similar notices, any person that has been authorized by the Board of Directors of the Company to deliver such notices pursuant to this Agreement and that has appropriate evidence of incumbency and signatures on file with the Administrative Agent, the Swingline Lender or the respective Issuing Lender, (b) delivering financial information and officer’s certificates pursuant to this Agreement, the chief financial officer, the treasurer or the principal accounting officer of Holdings or the respective Borrower, as applicable, and (c) any other matter in connection with this Agreement or any other Loan Document, any officer (or a person or persons so designated by any two officers) of Holdings or the respective Borrower, as applicable.

“Availability Reserve” means, with respect to the Borrowing Base, the sum (without duplication) of (a) the Inventory Reserve; (b) the Rent Reserve; (c) the LC Reserve; (d) the Qualified Secured Hedging Agreement Reserve; (e) the aggregate amount of liabilities secured by Liens upon the ABL Priority Collateral that are senior to Administrative Agent’s Liens (but imposition of any such reserve shall not waive an Event of Default arising therefrom); (f) the Qualified Secured Cash Management Agreement Reserve; and (g) such additional reserves, in such amounts and with respect to such matters, as Administrative Agent in its Permitted Discretion may elect to impose from time to time.

“Average Aggregate Availability” means, for any period, the daily average Excess Availability during such period.

“Bankruptcy Event” means, with respect to any Person, that such Person has become the subject of a bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it; provided that a Bankruptcy

Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority; provided further that such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the United States of America or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.

“Barclays” means Barclays Bank PLC.

“Base Rate” means, for any day, a per annum rate equal to the greater of (a) the Prime Rate for such day; (b) the Federal Funds Rate for such day, plus 0.50%; or (c) LIBOR for a 30 day interest period as determined on such day, plus 1.00%.

“Base Rate Loan” means any Revolving Loan or any Swingline Loan which bears interest at the Base Rate.

“Blocked Person” means any Person that is publicly identified on the most current list of “Specially Designated Nationals and Blocked Persons” published by the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Board of Governors” means the Board of Governors of the Federal Reserve System of the United States of America.

“Borrower” and “Borrowers” shall have the meaning provided in the first paragraph of this Agreement.

“Borrowing” means the borrowing of one Type of Revolving Loan from all the Lenders, or one Type of Swingline Loan from the Swingline Lender, in either case on a given date (or resulting from a conversion or conversions on such date) having in the case of LIBOR Loans the same Interest Period.

“Borrowing Base” means, as of any date of calculation, an amount equal to the lesser of (a) the aggregate amount of Total Revolving Commitments, minus the LC Reserve, minus the Qualified Secured Hedging Agreement Reserve, minus the Qualified Secured Cash Management Agreement Reserve, minus such additional reserves, in such amounts and with respect to such matters, as Administrative Agent in its Permitted Discretion may elect to impose from time to time; and (b) the sum of the Accounts Formula Amount, plus the Inventory Formula Amount, minus the Availability Reserve; provided, however, that if the ratio (expressed as a percentage) of the Inventory Formula Amount to the Borrowing Base exceeds 75%, the Inventory Formula Amount shall be reduced to (and be deemed to be) the applicable dollar amount at which such ratio would be equal to 75%. The Administrative Agent shall have the right (but no obligation) to review such computations in consultation with the Company and if, in its Permitted Discretion, such computations have not been calculated in accordance with the terms of this Agreement, the Administrative Agent shall have the right to correct any such errors in such manner it shall determine in its Permitted Discretion.

“Borrowing Base Certificate” shall have the meaning provided in Section 8.13(a).

“Business Day” means any day that is not a Saturday, a Sunday or any other day on which commercial banks in New York City or the State of North Carolina are authorized or required by law to remain closed; provided that, when used in connection with a Eurodollar Loan, the term “Business Day” shall also exclude any day on which banks are not open for dealings in dollar deposits in the London interbank market.

“Capital Expenditures” means, for any period, (a) the additions to property, plant and equipment and other capital expenditures of Holdings, the Borrowers and the Subsidiaries that are (or should be) set forth in a consolidated statement of cash flows of Holdings for such period prepared in accordance with GAAP and (b) Capital Lease Obligations incurred by Holdings, the Borrowers and the Subsidiaries during such period, but excluding in each case any such expenditure (i) constituting reinvestment of the Net Proceeds of any event described in clause (a) or (b) of the definition of the term Prepayment Event (in each case as defined in the Term Loan Agreement), to the extent permitted by Section 2.09(b) of the Term Loan Agreement, (ii) made by Holdings, the Borrowers or any Subsidiary as payment of the consideration for a Permitted Acquisition or a Permitted Foreign Acquisition, (iii) made by Holdings, the Borrowers or any Subsidiary to effect leasehold improvements to any property leased by Holdings, the Borrowers or such Subsidiary as lessee, to the extent that such expenses have been reimbursed by the landlord, (iv) in the form of a substantially contemporaneous exchange of similar property, plant, equipment or other capital assets, except to the extent of cash or other consideration (other than the assets so exchanged), if any, paid or payable by Holdings, the Borrowers or any Subsidiary and (v) made with the Net Proceeds from the issuance of Qualified Equity Interests.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP. For purposes of Section 9.02, a Capital Lease Obligation shall be deemed to be secured by a Lien on the property being leased and such property shall be deemed to be owned by the lessee.

“Cash Collateral” means cash, and any interest or other income earned thereon, that is delivered to Administrative Agent to Cash Collateralize any Obligations.

“Cash Collateralize” means the delivery of cash to Administrative Agent, as security for the payment of Obligations, in an amount equal to, with respect to Letter of Credit Outstandings, 105% of the aggregate Letter of Credit Outstandings. “Cash Collateralization” has a correlative meaning.

“Cash Management Agreement” means any agreement to provide (i) Cash Management Services, (ii) commercial credit card and merchant card services or (iii) other banking products or services as may be requested by any Loan Party or Subsidiary, other than letters of credit.

“Cash Management Services” means the treasury management services (including controlled disbursements, zero balance arrangements, cash sweeps, automated clearinghouse transactions, return items, overdrafts, temporary advances, interest and fees and interstate depository network services) provided to Holdings, the Borrowers or any Subsidiary.

“Change in Control” means (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person other than Holdings of any Equity Interest in the Company; (b) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group (within the meaning of the Exchange Act and the rules of the SEC thereunder), other than the Permitted Holders, of 50% or more on a fully diluted basis of the Voting Equity Interests in Holdings; (c) the occupation of a majority of the seats (other than vacant seats) on the board of directors of Holdings by Persons who were not (i) directors of Holdings on the date hereof, (ii) nominated by the board of directors of Holdings or the Permitted Holders or (iii) appointed by directors who were directors of Holdings on the date hereof or were so nominated as provided in subclause (ii) of this clause (c); or (d) the occurrence of a “Change in Control” as defined in the Term Loan Documents and/or the Senior Unsecured Notes Documents.

“Change in Law” means the occurrence, after the date of this Agreement (or with respect to any Lender, if later, the date on which such Lender becomes a Lender), of any of the following: (a) the adoption or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority; provided that, notwithstanding anything herein to the contrary, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives promulgated thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States of America or foreign regulatory authorities, in each case pursuant to Basel III, in each case shall be deemed to be a “Change in Law”, regardless of the date enacted, adopted, promulgated or issued.

“Charges” has the meaning assigned to such term in Section 12.13.

“Chattel Paper” means “chattel paper” (as such term is defined in Article 9 of the UCC).

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means any and all assets, whether real or personal, tangible or intangible, on which Liens are purported to be granted pursuant to the Security Documents as security for the Obligations.

“Collateral Access Agreement” means an agreement setting forth the rights of the Administrative Agent with respect to Collateral located on any leased real property or Collateral held, handled or processed by a warehouseman, processor, shipper, customs broker or freight forwarder, repairman, mechanic, consignee or bailee, in each case, in form and substance reasonably satisfactory to the Administrative Agent.

“Collateral Agreement” means the Guarantee and Collateral Agreement among Holdings, the Borrowers, the Subsidiary Loan Parties and the Administrative Agent, substantially in the form of Exhibit B.

“Collateral and Guarantee Requirement” means, at any time, the requirement that:

(a) the Administrative Agent shall have received from Holdings, the Borrowers and each Designated Subsidiary either (A) a counterpart of the Collateral Agreement duly executed and delivered on behalf of such Person or (B) in the case of any Person that becomes a Designated Subsidiary after the Effective Date, a supplement to the Collateral Agreement, in the form specified therein, duly executed and delivered on behalf of such Person, together with opinions and documents of the type referred to in paragraphs (b) and (c) of Section 7.01 with respect to such Person;

(b) (i) all outstanding Equity Interests of the Borrowers and each Subsidiary, in each case owned by any Loan Party, shall have been pledged pursuant to the Collateral Agreement; provided that the Loan Parties shall not be required to pledge (x) more than 65% of the outstanding Voting Equity Interests of any first-tier Foreign Subsidiary or any Foreign-Subsidiary Holding Company, (y) any of the outstanding Voting Equity Interests of any Foreign Subsidiary that is not a first-tier Foreign Subsidiary or (z) any Equity Interests to the extent that a pledge of such Equity Interests is prohibited by any requirements of law or contract (so long as any contractual restriction is not incurred in contemplation of such entity becoming a subsidiary of Holdings) and (ii) the Administrative Agent shall, to the extent required by the Collateral Agreement, have received certificates or other instruments representing all such Equity Interests, together with undated stock powers or other instruments of transfer with respect thereto endorsed in blank (provided that no Loan Party shall have any obligation to deliver a certificate or other instrument representing any such Equity Interest if such Equity Interest is uncertificated);

(c) all Indebtedness of Holdings, the Borrowers and each Subsidiary, and all other Indebtedness of any Person in a principal amount of $5,000,000 or more, in each case, that is owing to any Loan Party shall be evidenced by a promissory note and shall have been pledged pursuant to the Collateral Agreement, and the Term Loan Agent shall have received all such promissory notes, together with undated instruments of transfer with respect thereto endorsed in blank, in accordance with the terms of the Intercreditor Agreement;

(d) all documents and instruments, including UCC financing statements, required by law or reasonably requested by the Administrative Agent to be filed, registered or recorded to create the Liens intended to be created by the Security Documents and perfect such Liens to the extent required by the Security Documents shall have been filed, registered or recorded or delivered to the Administrative Agent for filing, registration or recording, and having the relative priority contemplated by the Intercreditor Agreement;

(e) the Administrative Agent shall have received (i) counterparts of a Mortgage with respect to each Mortgaged Property duly executed and delivered by the record owner of such Mortgaged Property, (ii) a policy or policies of title insurance issued by a nationally recognized title insurance company insuring the Lien of each such Mortgage as a valid and enforceable first Lien on the Mortgaged Property described therein, free of any other Liens except as expressly permitted by Section 9.02, together with such endorsements, coinsurance and reinsurance as the Administrative Agent may reasonably request, (iii) if any Mortgaged Property is located in an area determined by the Federal Emergency Management Agency to have special flood hazards, evidence of such flood insurance as may be required under applicable law, including Regulation H of the Board of Governors, and (iv) such surveys, abstracts, appraisals, legal opinions and other documents as the Administrative Agent or the Required Lenders may reasonably request with respect to any such Mortgage or Mortgaged Property; provided that the requirements of the foregoing clauses (i), (ii) and (iv) shall be completed on or before the date that is 120 days after the Closing Date (or such longer period as the Administrative Agent may, in its sole discretion, agree to in writing) in accordance with Section 8.16;

(f) the Administrative Agent shall have received a counterpart, duly executed and delivered by the applicable Loan Party and the applicable depositary bank or securities intermediary, as applicable, of a Control Agreement with respect to (i) each deposit account maintained by any Loan Party with any depositary bank in the United States (other than (A) any deposit account the funds in which are used, in the ordinary course of business, solely for the payment of salaries and wages, workers’ compensation, employee medical and dental expenses and similar expenses, (B) deposit accounts the daily balance in which does not at any time exceed $1,000,000 for any such account or $5,000,000 for all such accounts, (C) any deposit account that is a zero-balance disbursement account and (D) any deposit account the funds in which consist solely of (1) funds held by Holdings, the Borrowers or any Subsidiary in trust for any director, officer or employee of Holdings, the Borrowers or any Subsidiary or any employee benefit plan maintained by Holdings, the Borrowers or any Subsidiary or (2) funds representing deferred compensation for the directors and employees of Holdings, the Borrowers and the Subsidiaries (any such excluded account being an “Excluded Account”)) and (ii) each securities account maintained by any Loan Party with any securities intermediary (other than any securities account the securities entitlements in which consist solely of (A) securities entitlements held by Holdings, the Borrowers or any Subsidiary in trust for any director, officer or employee of Holdings, the Borrowers or any Subsidiary or any employee benefit plan maintained by Holdings, the Borrowers or any Subsidiary or (B) securities entitlements representing deferred compensation for the directors and employees of Holdings, the Borrowers and the Subsidiaries), and the requirements of the Collateral Agreement relating to the concentration and application of collections on accounts shall have been satisfied; and

(g) each Loan Party shall have obtained all consents and approvals required to be obtained by it in connection with the execution and delivery of all Security Documents to which it is a party, the performance of its obligations thereunder and the granting by it of the Liens thereunder.

The foregoing definition shall not require the creation or perfection of pledges of or security interests in, or the obtaining of title insurance, legal opinions or other deliverables with respect to, particular assets, rights or properties of the Loan Parties, or the provision of Guarantees by any Designated Subsidiary, if and for so long as the Administrative Agent, in consultation with the Company, reasonably determines that the cost of creating or perfecting such pledges or security interests in such assets, rights or properties, or obtaining such title insurance, legal opinions or other deliverables in respect of such assets, rights or properties, or providing such Guarantees (taking into account any adverse tax consequences to Holdings and its Affiliates (including the imposition of withholding or other material Taxes on Lenders)), shall be excessive in view of the benefits to be obtained by the Lenders therefrom. The Administrative Agent may grant extensions of time for the creation and perfection of security interests in or the obtaining of title insurance, legal opinions or other deliverables with respect to particular assets, rights or properties, or the provision of Guarantees by any Subsidiary (including extensions beyond the Effective Date or in connection with assets, rights or properties acquired, or Subsidiaries formed or acquired, after the Effective Date) where it determines that such creation and perfection of security interests, obtaining of title insurance, legal opinions or other deliverables, or the provision of Guarantees cannot be accomplished without undue effort or expense by the time or times at which it would otherwise be required by this Agreement or the Security Documents.

“Collection Account” means each Deposit Account established at a Collection Bank subject to a Control Agreement into which funds of the Loan Parties are or shall be transferred as provided in Section 5.03(b).

“Collection Bank” shall have the meaning provided in Section 5.03(b).

“Commingled Inventory” means Inventory of any Borrower that is commingled (whether pursuant to a consignment, a toll manufacturing agreement or otherwise) with Inventory of another Person (other than another Borrower organized under the same jurisdiction of such Borrower) at a location owned or leased by a Borrower to the extent that such Inventory of such Borrower is not readily identifiable.

“Commitment Increase” shall have the meaning provided in Section 2.14(a).

“Commitment Increase Effective Date” shall have the meaning provided in Section 2.14(c).

“Company” shall have the meaning provided in the first paragraph of this Agreement.

“Compliance Certificate” means a certificate substantially in the form of Exhibit C.

“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Communications” means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of any Loan Party pursuant to this Agreement or any other Loan Document or the transactions contemplated herein or therein that is distributed to the Administrative Agent or any Lender by means of electronic communications pursuant to Section 12.01, including through the Platform.

“Concentration Limit” means, with respect to any Account Debtor and its Affiliated Account Debtors in respect of the Eligible Accounts, 10% of the Gross Formula Amount at such time (or, in the case of those Account Debtors (collectively with their respective Affiliated Account Debtors) listed on Schedule 1.01(a), to the extent exceeding 10%, the respective percentages set forth opposite the names of such Account Debtors on such Schedule 1.01(a)) (such percentages as applied to a particular Account Debtor (and its Affiliated Account Debtors) being subject to reduction by the Administrative Agent, in its Permitted Discretion, if the creditworthiness of such Account Debtor (and its Affiliated Account Debtors) deteriorates or is otherwise unacceptable to the Administrative Agent); provided, however, that at the request of the Company, and with the consent of the Supermajority Lenders, names may be added to Schedule 1.01(a) and/or corresponding concentration limits, subject to the provisions above in this definition, may be increased from time to time.

“Consolidated EBITDA” means, for any period, Consolidated Net Income for such period plus (a) without duplication and to the extent deducted in determining such Consolidated Net Income for such period, the sum of (i) consolidated interest expense of Holdings and its subsidiaries for such period, (ii) consolidated income tax expense of Holdings and its subsidiaries for such period (including any income tax expense of Parent for such period to the extent Holdings or any of its subsidiaries has made payment in accordance with the terms hereof to or for the account of Parent in respect thereof and such tax expense of Parent is deducted in determining Consolidated Net Income for such period), (iii) depreciation and amortization expense of Holdings and its subsidiaries for such period, (iv) fees and expenses incurred during such period in connection with the Transactions, (v) fees and expenses incurred during such period in connection with any proposed or actual permitted merger, acquisition, investment, asset sale, other disposition or capital markets transaction, without regard to the consummation thereof, (vi) charges for impairment of inventory during such period and non-recurring charges incurred during such period in respect of restructurings, plant closings, headcount reductions or other similar actions, including severance charges in respect of employee terminations, in an aggregate amount for all such charges not to exceed 10.0% of Consolidated EBITDA for such period, (vii) any non-cash charges, losses or expenses of Holdings and its subsidiaries for such period (but excluding any non-cash charge, loss or expense in respect of an item that was included in Consolidated Net Income in a prior period and any non-cash charge, loss or expense that relates to the write-down or write-off of inventory, other than (x) any write-down or write-off of inventory as a result of purchase accounting adjustments in respect of any Permitted Acquisition or a Permitted Foreign Acquisition and (y) any charge for impairment of inventory that is permitted by clause (vi) above), (viii) non-recurring charges incurred during such period in respect of changeovers in connection with new business with new or existing customers in an amount not to exceed 5.0% of Consolidated EBITDA for such period, (ix) the amount of management and advisory fees and related expenses paid to the Sponsors, not to exceed $3,000,000 during any such period, (x) the cost to the Company in 2012, not to exceed $700,000, in connection with the implementation of a new enterprise resource planning system for the brake business formerly owned by the Company, (xi) amounts paid during such period in connection with the settlement of litigation, (xii) any losses during such period attributable to early extinguishment of Indebtedness or obligations under any Hedging Agreement, (xiii) any expense during such period relating to deferred compensation and other equity-based compensation plans, defined benefits pension or post-retirement benefit plans, (xiv)

any losses during such period resulting from the sale or disposition of any asset of Holdings, the Company or any Subsidiary outside the ordinary course of business, (xv) the cumulative effect of a change in accounting principles; and minus (b) without duplication and to the extent included in determining such Consolidated Net Income, the sum of (i) any non-cash gains for such period (other than any such non-cash gains (A) in respect of which cash was received in a prior period or will be received in a future period and (B) that represent the reversal of any accrual in a prior period for, or the reversal of any cash reserves established in a prior period for, anticipated cash charges), (ii) amounts received during such period in connection with the settlement of litigation, (iii) any income during such period relating to deferred compensation and other equity-based compensation plans, defined benefits pension or post-retirement benefit plans, (iv) cash payments during such period relating to deferred compensation and other equity-based compensation plans and cash contributions to defined benefits pension or post-retirement benefit plans in an amount not to exceed the amount included in Consolidated EBITDA pursuant to clause (a)(xiv) above, (v) all gains during such period resulting from the sale or disposition of any asset of the Company or any Subsidiary outside the ordinary course of business, (v) any gains during such period attributable to early extinguishment of Indebtedness or obligations under any Hedging Agreement, and (vi) the cumulative effect of a change in accounting principles. In the event any Subsidiary shall be a Subsidiary that is not wholly owned by Holdings, all amounts added back in computing Consolidated EBITDA for any period pursuant to clause (a) above, and all amounts subtracted in computing Consolidated EBITDA pursuant to clause (b) above, to the extent such amounts are, in the reasonable judgment of an Authorized Officer, attributable to such Subsidiary, shall be reduced by the portion thereof that is attributable to the non-controlling interest in such Subsidiary. Solely for purposes of calculating the Consolidated Fixed Charge Coverage Ratio under this Agreement, (i) add-back in respect of the amounts paid in connection with the settlement of litigation in clause (a)(xi) above shall be included to the extent such amounts, when considered together with all other charges and amounts identified in clause (a)(vi), would not exceed, in aggregate, 10% of Consolidated EBITDA for the applicable period, and (ii) add-back in respect of the non-recurring charges incurred in respect of changeovers as identified in clause (a)(viii) above shall not exceed 2.5% of Consolidated EBITDA for the applicable period.

“Consolidated Fixed Charge Coverage Ratio” means, for any period, the ratio of (a) Consolidated EBITDA for such period, minus the aggregate amount of all Capital Expenditures made by Holdings and its subsidiaries during such period (other than Capital Expenditures to the extent financed with Indebtedness (other than Revolving Loans)), to (b) the sum of (1) the scheduled principal amount of all amortization payments on all Indebtedness of Holdings and its subsidiaries for such period (including the principal component of all Capitalized Lease Obligations) as determined on the first day of such period (or, with respect to a given issue of Indebtedness incurred thereafter, on the date of the incurrence thereof) plus (2) consolidated cash interest expense for Holdings and its subsidiaries for such period plus (3) the amount of all cash payments (including, without duplication, Restricted Payments) made by Holdings and its subsidiaries in respect of income taxes or income tax liabilities during such period (excluding taxes related to asset sales not in the ordinary course of business) plus (4) without duplication of any amounts included in clause (b)(3) above, the aggregate amount of all cash Restricted Payments paid or made by Holdings for such period (other than the Transactions) plus (5) to the extent paid directly by Holdings or any of its subsidiaries and not deducted from the calculation of Consolidated Net Income, the amount of any management, consulting or advisory fees, banking fees, compensation and other similar amounts paid to the Sponsor during such period; provided that interest payments with respect to the Existing Indebtedness for the 30-day period following the Effective Date shall be excluded from the Consolidated Fixed Charge Coverage Ratio calculation.

“Consolidated Net Debt” means, as of any date, (a) the aggregate principal amount of Indebtedness of the type specified in clauses (a), (b), (e), (f) (but only to the extent supporting Indebtedness of the types specified in clauses (a), (b), (e) and (g) of the definition thereof), (g), (h) (but only to the extent issued in support of Indebtedness of others of the types specified in clauses (a), (b), (e) and (g) of the definition thereof) and (j) of Holdings and its subsidiaries outstanding as of such date determined on a consolidated basis minus (b) the amount of unrestricted cash and cash equivalents held, on such date by the Company and the Subsidiary Loan Parties, not to exceed $45,000,000.

“Consolidated Net Income” means, for any period, the net income or loss of Holdings and its subsidiaries for such period determined in accordance with GAAP as set forth on the consolidated financial statements of Holdings and its subsidiaries for such period (after deduction for non-controlling interests other than to the extent of cash dividends received during such period by Holdings and its subsidiaries in respect of such interests during such period) and excluding any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, or the dismissal or appointment of the management, of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto.

“Control Agreement” means, with respect to any deposit account, commodities account or securities account maintained by any Loan Party (to the extent required by the Collateral and Guarantee Requirement), a control agreement in form and substance reasonably satisfactory to the Administrative Agent, duly executed and delivered by such Loan Party and the depositary bank or the securities intermediary, as applicable, with which such account is maintained.

“Core Concentration Account” shall have the meaning provided in Section 5.03(c).

“Credit Account” shall have the meaning provided in Section 5.03(e).

“Credit Event” means the making of any Loan or the issuance or, in the case of the Existing Letters of Credit, the deemed issuance of any Letter of Credit hereunder.

“Customer Drafts” shall have the meaning set forth on Schedule 1.01(b).

“Dana Seller Note” means the note issued by Holdings to Dana Corporation as part of the financing in connection with the acquisition of substantially all of the aftermarket business operations of Dana Corporation.

“Dana Seller Note Payment” means the repayment of $61,250,000.00 aggregate principal amount of the Company’s outstanding Dana Seller Note with a portion of the Net Proceeds of the Transactions.

“DB” means Deutsche Bank Securities Inc.

“Default” means any event or condition that constitutes an Event of Default or that upon notice, lapse of time or both would, unless cured or waived, constitute an Event of Default.

“Default Rate” shall have the meaning provided in Section 2.08(c).

“Defaulting Lender” means any Lender with respect to which a Lender Default is in effect.

“Deposit Accounts” means a demand, time, savings, passbook or like account established by a Loan Party with a bank, savings and loan association, credit union or like organization.

“Designated Non-Cash Consideration” means the fair market value of non-cash consideration received by the Company or a Subsidiary in connection with a disposition pursuant to Section 9.05 that is designated as Designated Non-Cash Consideration pursuant to a certificate of an executive officer, setting forth the basis of such valuation (which amount will be reduced by the fair market value of the portion of the non-cash consideration converted to cash within 180 days following the consummation of such disposition).

“Designated Subsidiary” means each wholly owned Subsidiary other than (a) a Subsidiary that is (i) a Foreign Subsidiary, (ii) a Foreign-Subsidiary-Holding Company and (iii) a Subsidiary of a Foreign Subsidiary or a Foreign-Subsidiary Holding Company; (b) a Subsidiary that is not a Material Subsidiary or (c) a Subsidiary that is not permitted by law, regulation or contract to provide the Guarantee required by the Collateral and Guarantee Requirement (so long as any such contractual restriction is not incurred in contemplation of such Person becoming a Subsidiary), or would require governmental (including regulatory) consent, approval, license or authorization to provide such Guarantee, unless such consent, approval, license or authorization has been received, or for which the provision of such Guarantee would result in a material adverse tax consequence to the Company and its Subsidiaries, taken as a whole (as reasonably determined in good faith by the Company); provided that the term “Designated Subsidiary” shall include any Subsidiary described in clause (b) of this definition that is designated as a “Designated Subsidiary” in accordance with Section 8.15(b) and any Subsidiary that Guarantees or grants a Lien on its assets to secure the obligations under the Term Loan Agreement.

“Dilution” means bad debt write-downs, discounts, advertising allowances, credits, rebates, returns and other dilutive items.

“Dilution Percentage” means, as of any date of determination, as to the Accounts owned by the Borrowers, the positive difference, if any, of (i) a percentage, based upon the experience of the immediately prior twelve consecutive months, that is the result of dividing the U.S. Dollar amount of (a) aggregate Dilution with respect to the Borrowers’ Accounts during such period, by (b) the Borrowers’ aggregate billings with respect to their Accounts during such period, minus (ii) 5%. If the Dilution Percentage is less than or equal to zero, such percentage shall be deemed to be zero.

“Dilution Reserve” means, as of any date of determination, the positive sum, if any, of (x) the product of the Dilution Percentage and the Value of the Eligible Accounts, in each case, as of such date, plus (y) the amount, if any, by which the difference between the Borrower’s aggregate account receivables general ledger reserve minus the aggregate Borrower’s Dilutive Items, exceeded $1,750,000 as of such date of determination.

“Dilutive Items” means with respect to the Dilution Reserve, the sum as it relates to the Borrowing Base, of the aggregate sum of the amounts attributable to the following specified dilutive items relating to (i) clause (x) of the definition of the Dilution Reserve, (ii) 5% of the Eligible Accounts relating to the Borrowing Base, (iii) rebate payments, (iv) chargebacks, (v) aged credits and (vi) accruals per the reconciliation methodology used to calculate such Borrowing Bases as identified in the Report to Bank of America, N.A. regarding the Company, prepared by FTI Consulting, Inc. and dated October 11, 2012.

“Disbursement Account” means each Deposit Account maintained by a Loan Party for its general corporate purposes, including for the purpose of paying trade payables and other operating expenses (other than a disbursement account that is an Excluded Account).

“Disqualified Equity Interest” means any Equity Interest that (a) matures or is mandatorily redeemable or subject to mandatory repurchase or redemption or repurchase at the option of the holders thereof, in each case in whole or in part and whether upon the occurrence of any event, pursuant to a sinking fund obligation on a fixed date or otherwise, prior to the date that is 91 days after the Maturity Date (determined as of the date of issuance thereof or, in the case of any such Equity Interests outstanding on the date hereof, as of the date hereof), other than (i) upon payment in full of the Loan Document Obligations or (ii) upon a “change in control” or asset sale; provided that any payment required pursuant to this clause (ii) is contractually subordinated in right of payment to the Loan Document Obligations on terms reasonably satisfactory to the Administrative Agent or if the terms of such Equity Interest provides that a Person may not repurchase such Equity Interest unless such Person would be permitted to do so in compliance with Section 9.08 or (b) is convertible or exchangeable, automatically or at the option of any holder thereof, into (i) any Indebtedness (other than any Indebtedness described in clause (j) of the definition thereof) or (ii) any Equity Interests or other assets other than Qualified Equity Interests, in each case at any time prior to the date that is 91 days after the Maturity Date (determined as of the date of issuance thereof or, in the case of any such Equity Interests outstanding on the date hereof, as of the date hereof); provided that (x) an Equity Interest in any Person that is issued to any employee or to any plan for the benefit of employees or by any such plan to such employees shall not constitute a Disqualified Equity Interest solely because it may be required to be repurchased by such Person or any of its subsidiaries in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability and (y) any Equity Interest that would constitute a Disqualified Equity Interest solely as a result of a redemption feature that is conditioned upon, or subject to, compliance with Section 9.08 will not constitute a Disqualified Equity Interest.

“Documentation Agents” means JPMorgan and DB.

“dollars” or “$” refers to lawful money of the United States of America.

“Dominion Account” means one or more special Deposit Accounts established by the Loan Parties at Bank of America or another commercial bank reasonably acceptable to the Administrative Agent, over which account the Administrative Agent has exclusive control for withdrawal purposes.

“Dominion Period” means any period (i) commencing on the date on which either (x) an Event of Default has occurred and is continuing or (y) the Excess Availability is less than or equal to the Dominion Threshold and (ii) ending on the first date thereafter on which (x) no Event of Default exists and (y) the Excess Availability has been greater than the Dominion Threshold at all times for 60 consecutive days.

“Dominion Threshold” means the greater of (a) 12.5% of the Borrowing Base then in effect and (b) $17,500,000.

“Effective Date” means the date on which the conditions specified in Section 7.01 are satisfied (or waived in accordance with Section 12.02), which date is April 25, 2013.

“Effective Date Dividend” means (i) payments in an aggregate amount not to exceed $132,703,379.20 substantially concurrent with the Effective Date with a portion of the Net Proceeds of the Transactions in respect of the payment of a cash dividend by the Company to Holdings and by Holdings to Parent and (ii) in lieu of dividends or distributions on Equity Interests in Parent (or any direct or indirect parent thereof), special bonuses, dividend equivalents, Equity Interests, adjustments to Equity Interests or other payments (in accordance with the terms of stock option, stock incentive, deferred compensation or other equity-based plans and related awards agreements) granted, paid or provided on or after the Effective Date to directors, officers, employees or consultants who hold Equity Interests in Parent (or any direct or indirect parent thereof).

“Eligible Accounts” means those Accounts owned and originated by one of the Borrowers in the ordinary course of their business, that arise out of their bona fide sale of goods (other than promotional products) or rendition of services substantially in accordance with the provisions of any purchase order, contract or other document relating thereto, that comply in all material respects with each of the representations and warranties respecting Eligible Accounts made in the Loan Documents, and that are not excluded as ineligible by virtue of one or more of the excluding criteria set forth below; provided, however, that, subject to Section 12.02, such criteria may be revised from time to time by the Administrative Agent in its Permitted Discretion. The Administrative Agent shall have the right to establish, modify or eliminate reserves against Eligible Accounts from time to time in its Permitted Discretion. In determining the amount to be included, Eligible Accounts shall be calculated net of customer deposits, unapplied cash, bonding subrogation rights to the extent not cash collateralized, any and all returns, rebates, discounts (which may, at the Administrative Agent’s option, be calculated on shortest terms), credits and allowances or accrued and unpaid Taxes (including sales, excise or other taxes) of any nature at any time issued, owing, claimed by Account Debtors, granted, outstanding or payable in connection with such Accounts at such time (such net amount being the “Value” of such Eligible Account). All percentage or dollar limitations set forth below shall apply on an aggregate basis as among all Accounts owing to the Borrowers. Eligible Accounts shall not include the following:

(a) Accounts which are not owned by a Borrower free and clear of all Liens and rights of any other Person, except the first priority Lien in favor of the Administrative Agent on behalf of the Secured Parties and (so long as the Intercreditor Agreement remains in effect with respect thereto) the junior Lien in favor of the Term Loan Agent under the Term Loan Documents or the junior Lien under any Permitted Second Priority Refinancing Debt or Alternative Incremental Term Facility Debt (so long as the Intercreditor Agreement (or the intercreditor arrangements in respect of any Permitted Second Priority Refinancing Debt or Alternative Incremental Term Facility Debt, if applicable) remains in effect;

(b) Accounts which are described on Schedule 1.01(b);

(c) Accounts owed by an Account Debtor (or its Affiliated Account Debtors) where 25% or more of the total amount of all Accounts owed by that Account Debtor (and its Affiliated Account Debtors) are deemed ineligible hereunder, other than pursuant to clause (l) of this definition;

(d) Accounts with respect to which the Account Debtor is (i) an Affiliate of Holdings, (ii) a Permitted Joint Venture or (iii) an employee, director or agent of Holdings or any Affiliate of Holdings;

(e) Accounts arising in a transaction wherein goods are placed on consignment or are sold pursuant to a guaranteed sale, a sale or return, a sale on approval, a bill and hold, or any other terms by reason of which the payment by an Account Debtor may be conditional;

(f) Accounts that are not payable in U.S. Dollars;

(g) Accounts with respect to which the Account Debtor is a non Governmental Authority unless: (i) the Account Debtor either (A) maintains its Chief Executive Office in the United States or Canada, or (B) is organized under the laws of the United States or Canada, or any state, territory, province or subdivision thereof; or (ii) the Account is supported by an irrevocable letter of credit satisfactory to the Administrative Agent, in its Permitted Discretion (as to form, substance, and issuer or domestic confirming bank), that has been delivered to the Administrative Agent and is directly drawable by the Administrative Agent;

(h) Accounts with respect to which the Account Debtor is the government of any foreign country or sovereign state, or of any state, province, municipality, or other political subdivision thereof, or of any department, agency, public corporation, or other instrumentality thereof, unless (except in the case of Accounts in which the Account Debtor is the Canadian government or any province, municipality or other political subdivision thereof or of any department, agency, public corporation or other instrumentality thereof (subject to item (j) below) (or any province thereof)) the Account is supported by an irrevocable letter of credit reasonably satisfactory to the Administrative Agent, in its Permitted Discretion (as to form, substance, and issuer or domestic confirming bank), that has been delivered to the Administrative Agent and is directly drawable by the Administrative Agent;

(i) Accounts with respect to which the Account Debtor is the federal government of the United States or any department, agency or instrumentality of the United States (exclusive, however, of Accounts with respect to which a Borrower has complied, to the reasonable satisfaction of the Administrative Agent, with the Assignment of Claims Act, 31 USC § 3727);

(j) Accounts with respect to which the Account Debtor is the federal government of Canada or any Crown corporation, department, agency or instrumentality of Canada (exclusive, however, of Accounts with respect to which a Borrower has complied, to the satisfaction of the Administrative Agent, with the Financial Administration Act (Canada));

(k) Accounts with respect to which the Account Debtor is a creditor of Holdings or any subsidiary of Holdings or has or has asserted a right of setoff or chargeback, or has disputed its obligation to pay all or any portion of the Account, to the extent (including, without limitation, with respect to rebates, including cash rebates) of such creditor claim so owing by such Account Debtor, right of setoff, chargeback or dispute;

(l) Accounts of any Account Debtor (and/or any of its Affiliated Account Debtors) which are of the type or class (i.e., owing by a specified Account Debtor (and/or any of its Affiliated Account Debtors), by a specified division of an Account Debtor (and/or any of its Affiliated Account Debtors) or other specified type or class) designated by the Company for inclusion in any now existing or hereafter entered into Permitted Customer Program, whether or not such Account is ever the subject of, or meets the eligibility criteria for, sale or negotiation under any such Permitted Customer Program; provided, that if (i) no specific type or class of Account of such Account Debtor (and/or any such Affiliated Account Debtor) is so designated for inclusion in any such Permitted Customer Program, (ii) such type or class of Account of such Account Debtor (and/or such Affiliated Account Debtor) designated by the Company for inclusion in such program is not readily segregable and identifiable by the Company (by accounting code, by vendor number, by product line or otherwise, in each case, to the reasonable satisfaction of the Administrative Agent) from those classes or types of Accounts to be excluded from such program (and which are desired to remain eligible for inclusion in the Borrowing Base hereunder) or (iii) such program requires the filing of any Lien (or UCC or similar instrument) against any Loan Party in respect thereof, then in each case, all Accounts of any such Account Debtor and its Affiliated Account Debtors shall be deemed to have been designated by the Company for inclusion in such Permitted Customer Program and shall not be eligible for inclusion in any Borrowing Base hereunder;

(m) Accounts with respect to which the Account Debtor is subject to a Bankruptcy Event, has gone out of business, or as to which any Borrower has received notice of a Bankruptcy Event or a material impairment of the financial condition of such Account Debtor;

(n) Accounts that are not subject to a valid and perfected first priority Lien in favor of the Administrative Agent pursuant to the relevant Security Document;

(o) Accounts with respect to which (i) the goods giving rise to such Account have not been shipped (or have been shipped other than FOB (seller’s location)) and billed to the Account Debtor or (ii) the services giving rise to such Account have not been performed and billed to the Account Debtor;

(p) Accounts that represent the right to receive progress payments or other advance billings that are due prior to the completion of performance by the applicable Borrower of the subject contract for goods or services;

(q) Accounts with respect to which any return, rejection or repossession of any of the merchandise giving rise to such Account has occurred, but only to the extent of the value of the goods returned, rejected or repossessed;

(r) Accounts with respect to which the sale to the respective Account Debtor is “cash on delivery”;

(s) Accounts that are evidenced by an Instrument or Chattel Paper, or has been reduced to judgment unless the Administrative Agent has a first priority security interest in such Instrument or Chattel Paper and originals of such Instrument or Chattel Paper have been delivered to the Administrative Agent (or other agent designated pursuant to the Intercreditor Agreement) and are duly endorsed to the Administrative Agent;

(t) Accounts with respect to which the applicable Borrower has made any agreement with any Account Debtor (i) for any deduction therefrom, except for (x) volume discounts and discounts or allowances for prompt payment, all of which discounts or allowances are reflected in the calculation of the face value of each respective invoice related thereto and (y) returns, rebates or credits reflected in the calculation of the face value of each such invoice (in each case, only to the extent of such discount, allowance, return, rebate or credit) or (ii) for any adjustment, extension, compromise or settlement thereof, except for adjustments, extensions, compromises and settlements made in the ordinary course of business (and not related to the creditworthiness of the Account Debtor);

(u) Accounts that have not been invoiced or which are not for a sum certain;

(v) Accounts for which credit insurance has been requested and denied;

(w) Accounts that are not payable to a Borrower;

(x) Accounts with respect to which the agreements evidencing such Accounts are not governed by the laws of Canada, any state of the United States or the District of Columbia, or the laws of such other jurisdictions acceptable to the Administrative Agent in its Permitted Discretion;

(y) Accounts to the extent representing service charges or late fees; or

(z) Accounts that are otherwise unacceptable to the Administrative Agent in its Permitted Discretion.

“Eligible In-Transit Inventory” means the in-transit Inventory owned by one of the Borrowers, including without limitation, Inventory purchased by a Borrower from, and in-transit from, a Foreign Subsidiary of the Loan Parties, which would otherwise constitute Eligible Inventory but for the fact that it is in-transit; provided, that Eligible In-Transit Inventory shall not include any in transit Inventory of a Borrower that:

(a) is subject to a negotiable document, unless such document shows the Administrative Agent (or, with the consent of Administrative Agent, the applicable Loan Party) as consignee, and which document is in the possession of Administrative Agent or such other Person as Administrative Agent shall approve;

(b) is not fully insured in accordance with the terms of this Agreement;

(c) has not been identified in the applicable sales contract;

(d) title thereto has not passed to the applicable Borrower;

(e) is sold by a vendor that has a right to reclaim, divert shipment of, repossess, stop delivery, claim any reservation of title or otherwise assert Lien rights against such Inventory, or with respect to whom any Borrower is in default of any obligations;

(f) is not subject to purchase orders and other sale documentation satisfactory to Administrative Agent;

(g) is shipped by a common carrier that is affiliated with the vendor; or

(h) is not being handled by a customs broker, freight-forwarder or other handler that has delivered a Collateral Access Agreement.

“Eligible Inventory” means all of the Inventory owned by one of the Borrowers and reflected in the most recent Borrowing Base Certificate delivered by the Company to the Administrative Agent, except any Inventory to which any of the exclusionary criteria set forth below applies. The Administrative Agent shall have the right to establish, modify or eliminate reserves against Eligible Inventory from time to time in its Permitted Discretion. In addition, subject to Section 12.02, the Administrative Agent shall have the right, from time to time, to adjust any of the criteria set forth below and to establish new criteria with respect to Eligible Inventory, in its Permitted Discretion. Eligible Inventory shall not include any Inventory that:

(a) is not owned by a Borrower free and clear of all Liens and rights of any other Person (including the rights of a purchaser that has made progress payments and the rights of a surety that has issued a bond to assure the applicable Borrower’s performance with respect to that Inventory), except the first priority lien in favor of the Administrative Agent on behalf of the Secured Parties, the junior Lien in favor of the Term Loan Agent under the Term Loan Documents or the junior Lien under any Permitted Second Priority Refinancing Debt or Alternative Incremental Term Facility Debt (so long as the Intercreditor Agreement (or the intercreditor arrangements in respect of any Permitted Second Priority Refinancing Debt or Alternative Incremental Term Facility Debt, if applicable) remains in effect with respect thereto) and Permitted Liens in favor of landlords, bailees and freight carriers and forwarders to the extent permitted in the provisions of this Agreement and the Collateral Access Agreements;

(b) (i) is located with a vendor, a customer of a Loan Party or its Affiliates or outside processor or on a property owned or leased by any of the foregoing, (ii) is not located on premises owned, leased or rented by a Loan Party unless in the case of leased or rented premises, either (x) a Collateral Access Agreement has been delivered to the Administrative Agent or (y) a Rent Reserve reasonably satisfactory to the Administrative Agent has been established with respect thereto, or (iii) is stored with a bailee at a leased location, unless, either (x) a Collateral Access Agreement has been delivered to the Administrative Agent, or (y) a Rent Reserve reasonably satisfactory to the Administrative Agent has been established with respect thereto, or (iv) is stored with a bailee or warehouseman, unless, either (x) a Collateral Access Agreement has been received by the Administrative Agent or (y) a Rent Reserve reasonably satisfactory to the Administrative Agent has been established with respect thereto, or (v) is located at an owned location subject to a mortgage or other security interest in favor of a creditor other than the Administrative Agent or the Term Loan Agent unless a Collateral Access Agreement has been delivered to the Administrative Agent;

(c) is not reflected in the details of a current perpetual inventory report;

(d) is in transit, provided that (i) up to 5% of the aggregate Value of all Inventory owned by the Borrowers that is in transit between locations owned or leased by one or more Borrowers (provided that the Collateral and Guarantee Requirement with respect to such Inventory is at all times satisfied) and (ii) up to $15,000,000 of Eligible In-Transit Inventory on the water or which is located in the United States or Canada, may, in each case, be deemed Eligible Inventory hereunder to the extent it otherwise satisfies the eligibility criteria hereunder;

(e) is covered by a negotiable document of title or warehouse receipt unless all actions have been taken to create and perfect a first priority Lien in favor of the Administrative Agent in such document of title or warehouse receipt and the Inventory covered thereby, including, without limitation, the delivery to the Administrative Agent or an agent thereof of such document of title and warehouse receipt with all necessary endorsements;

(f) is not in saleable condition as new Inventory or is excess, obsolete, unsaleable, seconds, defective, damaged or unfit for sale;

(g) consists of goods that are non-conforming, scrap, slow moving, restrictive or custom items, or goods that constitute spare parts, packaging and shipping materials, promotional products, supplies used or consumed in a Borrower’s business or bill and hold goods;

(h) consists of any gross profit mark-up in connection with the sale and distribution thereof to any division of any Borrower or to any Affiliate of such Borrower;

(i) is held on or delivered on consignment;

(j) consists of goods that have been returned or rejected by the buyer which are not resaleable as new;

(k) is subject to a down payment or security deposit;

(l) is not of a type held for sale in the ordinary course of any Borrower’s business;

(m) is not subject to a first priority Lien in favor of the Administrative Agent on behalf of the Secured Parties;

(n) breaches in any material respect any of the representations, warranties or covenants pertaining to Inventory set forth in the Loan Documents;

(o) does not conform in any material respect to all standards imposed by any governmental agency, division or department thereof which has regulatory authority over such goods or the use or sale thereof;

(p) is Commingled Inventory;

(q) except for Eligible Inventory in transit on the water as described in clause (d)(ii) above, is located outside of the United States or Canada;

(r) is subject to a license agreement, a private label agreement or other similar arrangement with a third party which, in the Administrative Agent’s determination, restricts the ability of the Administrative Agent to exercise its rights under the Loan Documents with respect to such Inventory unless such third party has entered into an agreement in form and substance reasonably satisfactory to the Administrative Agent permitting the Administrative Agent to exercise its rights with respect to such Inventory or the Administrative Agent has otherwise agreed to allow such Inventory to be eligible in the Administrative Agent’s Permitted Discretion;

(s) is not covered by casualty insurance as required by the terms of this Agreement and the Collateral Agreement;

(t) consists of Hazardous Materials or goods that can be transported or sold only with licenses that are not readily available;

(u) the value of which on the perpetual inventory report is reduced by any ledger reserve, but only to the extent of such reserve which is in effect with respect thereto;

(v) consists of cores inventory;

(w) is located in a location in which the Value of all Inventory at such location is less than $100,000;

(x) the manufacturing or distribution of which was not in material compliance with applicable law, including the Fair Labor Standards Act; or

(y) is otherwise unacceptable to the Administrative Agent in its Permitted Discretion.

“Eligible Assignee” means (a) a Lender, (b) an Affiliate of a Lender, (c) an Approved Fund and (d) any other Person, other than, in each case, a natural person or Holdings, the Borrowers, any Subsidiary or any other Affiliate of Holdings.

“Environmental Laws” means all applicable and legally binding treaties, laws, rules, regulations, codes, ordinances, orders, decrees, judgments, injunctions, notices or binding agreements issued, promulgated or entered into by or with any Governmental Authority, relating in any way to (a) the protection of the environment, (b) the preservation or reclamation of natural resources, (c) the generation, management, Release or threatened Release of any Hazardous Material or (d) to the extent relating to the environment or the management of or exposure to Hazardous Materials, health and safety matters.

“Environmental Liability” means any liability, obligation, loss, claim, action, order or cost, contingent or otherwise (including any liability for damages, costs of medical monitoring, costs of environmental remediation or restoration, administrative oversight costs, consultants’ fees, fines, penalties and indemnities), directly or indirectly resulting from or based upon (a) any actual or alleged violation of any Environmental Law or permit, license or approval issued thereunder, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the Release or threatened Release of any Hazardous Materials or (e) any legally binding contract, agreement or other legally binding consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.

“Equity Interests” means shares of capital stock, partnership interests, membership interests in a limited liability company, beneficial interests in a trust or other equity ownership interests (whether voting or non-voting) in, or interests in the income or profits of, a Person, and any warrants, options or other rights entitling the holder thereof to purchase or acquire any of the foregoing (other than, prior to the date of such conversion, Indebtedness that is convertible into Equity Interests).

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with a Borrower, is treated as a single employer under Section 414(b) or 414(c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“ERISA Event” means (a) any “reportable event”, as defined in Section 4043(c) of ERISA or the regulations issued thereunder with respect to a Plan (other than an event for which the 30-day notice period is waived), (b) any failure by any Plan to satisfy the minimum funding standard (within the meaning of Section 412 of the Code or Section 302 of ERISA) applicable to such Plan, whether or not waived, (c) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan, (d) a determination that any Plan is, or is expected to be, in “at risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code), (e) the incurrence by any of the Borrowers or any of its ERISA Affiliates of any liability under Title IV of ERISA with respect to the termination of any Plan, (f) the receipt by any of the Borrowers or any of their ERISA Affiliates from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or Plans or to appoint a trustee to administer any Plan, (g) the incurrence by any of the Borrowers or any of their ERISA Affiliates of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan, (h) the receipt by any of the Borrowers or any ERISA Affiliate of any notice, or the receipt by any Multiemployer Plan by any of the Borrowers or any of their ERISA Affiliates of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA, or in endangered or critical status, within the meaning of Section 305 of ERISA or (i) any Foreign Benefit Event.

“Event of Default” has the meaning assigned to such term in Section 10.01.

“Excess Availability” means, as of any date of determination, the remainder of (i) the Borrowing Base at such time minus (ii) the Aggregate Exposure at such time.

“Excluded Account” has the meaning assigned to such term in the definition of Collateral and Guarantee Requirements.

“Exchange Act” means the United States Securities Exchange Act of 1934.

“Excluded Swap Guarantor” means Holdings or any Subsidiary Loan Party all or a portion of whose Guarantee of, or grant of a security interest to secure, any Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof).

“Excluded Swap Obligations” means, with respect to Holdings or any Subsidiary Loan Party, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee of Holdings or such Subsidiary Loan Party of, or the grant by Holdings or such Subsidiary Loan Party of a security interest to secure, such Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the

Commodity Futures Trading Commission (or the application or official interpretation of any thereof). If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal.

“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient: (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes and branch profits Taxes, in each case (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. Federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Company under Section 12.02(c)) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 5.04, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such Lender acquired the applicable interest in a Loan or Commitment or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 5.04(f) and (d) any U.S. Federal withholding Taxes imposed under FATCA.

“Existing Credit Agreement” means the ABL Credit Agreement, dated as of August 13, 2009, among inter alia, Affinia Group Intermediate Holdings Inc., Affinia Group Inc., the lenders party thereto, and Bank of America, N.A., as administrative agent (as the same may have been amended, modified and/or supplemented prior to the Effective Date).

“Existing Indebtedness” means, collectively, the Company’s $367,363,000 aggregate principal amount of outstanding senior subordinated notes due 2014 and $180,000,000 aggregate principal amount of outstanding senior secured notes due 2016.

“Existing Letter of Credit” has the meaning assigned to such term in Section 3.01(a)(B).

“Fair Labor Standards Act” means the Fair Labor Standards Act, 29 U.S.C. §§ 201 et seq.

“FATCA” means Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any agreements entered into pursuant to Section 1471(b) of the Code and any current or future regulations or official interpretations thereof and any intergovernmental agreements entered into in connection with the implementation thereof.

“Federal Funds Rate” means, for any period, (a) the weighted average of interest rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers on the applicable Business Day (or on the preceding Business Day, if the applicable day is not a Business Day), as published by the Federal Reserve Bank of

New York on the next Business Day; or (b) if no such rate is published on the next Business Day, the average rate (rounded up, if necessary, to the nearest 1/8 of 1%) charged to Bank of America on the applicable day on such transactions, as determined by Administrative Agent.

“Fee Letter” means the fee letter agreement dated as of the Effective Date between the Administrative Agent, MLPFS, Holdings and the Company.

“Fees” means all amounts payable pursuant to or referred to in Section 4.01, including those due and payable under the Fee Letter.

“Foreign Benefit Event” means, with respect to any Foreign Pension Plan, (a) the failure to make or, if applicable, accrue in accordance with normal accounting practices, any employer or employee contributions under Requirements of Law or by the terms of such Foreign Pension Plan; (b) the failure to register or loss of good standing with applicable regulatory authorities of any such Foreign Pension Plan required to be registered; (c) the failure of any Foreign Pension Plan to comply with any material Requirements of Law or with the material terms of such Foreign Pension Plan; or (d) the receipt of a notice by a Governmental Authority relating to the intention to terminate any such Foreign Pension Plan or to appoint a trustee or similar official to administer any such Foreign Pension Plan, or alleging the insolvency of any such Foreign Pension Plan, in each case, which would reasonably be expected to result in Holdings, any Borrower or any Subsidiary becoming subject to a material funding or contribution obligation with respect to such Foreign Pension Plan.

“Foreign Lender” means (a) if a Borrower is a U.S. Person, then a Lender, with respect to such Borrower, that is not a U.S. Person and (b) if a Borrower is not a U.S. Person, then a Lender, with respect to such Borrower, that is resident or organized under the laws of a jurisdiction other than that in which such Borrower is resident for tax purposes.

“Foreign Pension Plan” means any plan, trust, insurance contract, fund (including, without limitation, any superannuation fund) or other similar program established or maintained outside the United States by a Borrower or any one or more of its Subsidiaries primarily for the benefit of employees or other service providers of such Borrower or such Subsidiaries residing outside the United States, which plan, fund or other similar program provides, or results in, retirement income, a deferral of income in contemplation of retirement or payments to be made upon termination of employment, and which plan is not subject to ERISA or the Code.

“Foreign Subsidiary” means any Subsidiary that is organized under the laws of a jurisdiction other than the United States of America, any State thereof or the District of Columbia.

“Foreign-Subsidiary Holding Company” means any Subsidiary substantially all of whose assets consist of Equity Interests and/or Indebtedness of one or more Foreign Subsidiaries, intellectual property relating to such Foreign Subsidiaries and any other assets incidental thereto.

“GAAP” means generally accepted accounting principles in the United States of America.

“Governmental Authority” means the government of the United States of America, any other nation or any political subdivision thereof, whether State or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supranational bodies exercising such powers or functions, such as the European Union or the European Central Bank).

“Gross Formula Amount” means, on any date of determination, the Value of the Eligible Accounts on such date of determination minus the Dilution Reserve on such date.

“Guarantee” of or by any Person (the “guarantor”) means any obligation, contingent or otherwise, of the guarantor guaranteeing or having the economic effect of guaranteeing any Indebtedness or other obligation of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of the guarantor, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation or to purchase (or to advance or supply funds for the purchase of) any security for the payment thereof, (b) to purchase or lease property, securities or services for the purpose of assuring the owner of such Indebtedness or other obligation of the payment thereof, (c) to maintain working capital, equity capital or any other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other obligation or (d) as an account party in respect of any letter of credit or letter of guaranty issued to support such Indebtedness or other obligation; provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The amount, as of any date of determination, of any Guarantee shall be the principal amount outstanding on such date of the Indebtedness or other obligation guaranteed thereby (or, in the case of (i) any Guarantee the terms of which limit the monetary exposure of the guarantor or (ii) any Guarantee of an obligation that does not have a principal amount, the maximum monetary exposure as of such date of the guarantor under such Guarantee (as determined, in the case of clause (i), pursuant to such terms or, in the case of clause (ii), reasonably and in good faith by an Authorized Officer)). The term “Guarantee” used as a verb has a corresponding meaning.

“Hazardous Materials” means all explosive, radioactive, hazardous or toxic substances, materials, wastes or other pollutants, including petroleum or petroleum by-products or distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, chlorofluorocarbons and other ozone-depleting substances or mold which are regulated pursuant to any Environmental Law.

“Hedging Agreement” means any agreement with respect to any swap, forward, future or derivative transaction, or any option or similar agreement, involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of the foregoing transactions; provided that no phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of Holdings, any Borrower or any Subsidiary shall be a Hedging Agreement.

“Holdings” means Affinia Group Intermediate Holdings Inc., a Delaware corporation.

“Incremental Term Loans” has the meaning set forth in the definition of “Incremental Term Facility Debt.”

“Incremental Term Facility Debt” means any Indebtedness which may be incurred by the Company in the form of one or more additional tranches of term loans (the “Incremental Term Loans”) pursuant to and in accordance with the Term Loan Agreement and, to the extent the terms are not specified in the Term Loan Agreement, on terms not otherwise materially adverse to the Lenders; so long as no Default then exists or would result therefrom.

“Indebtedness” of any Person means, without duplication, (a) all obligations of such Person for borrowed money, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person, (d) all obligations of such Person in respect of the deferred purchase price of property or services (excluding (i) trade accounts payable and other accrued obligations, in each case incurred in the ordinary course of business and (ii) any earnout obligation until such obligation ceases to be contingent), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien on property owned or acquired by such Person, whether or not the Indebtedness secured thereby has been assumed by such Person, (f) all Guarantees by such Person of Indebtedness of others, (g) all Capital Lease Obligations of such Person, (h) all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guaranty, (i) all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances and (j) all Disqualified Equity Interests in such Person, valued, as of the date of determination, at the greater of (i) the maximum aggregate amount that would be payable upon maturity, redemption, repayment or repurchase thereof (or of Disqualified Equity Interests or Indebtedness into which such Disqualified Equity Interests are convertible or exchangeable) and (ii) the maximum liquidation preference of such Disqualified Equity Interests. Notwithstanding the foregoing, the term “Indebtedness” shall not include post-closing purchase price adjustments or earnouts except to the extent that the amount payable pursuant to such purchase price adjustment or earnout ceases to be contingent. The amount of Indebtedness of any Person for purposes of clause (e) above shall (unless such Indebtedness has been assumed by such Person or such Person has otherwise become liable for the payment thereof) be deemed to be equal to the lesser of (i) the aggregate unpaid amount of such Indebtedness and (ii) the fair market value of the property encumbered thereby as determined by such Person in good faith.

“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under this Agreement or any other Loan Document and (b) to the extent not otherwise described in clause (a) of this definition, Other Taxes.

“Indemnitee” has the meaning assigned to such term in Section 12.03(b).

“Individual Exposure” of any Lender means, at any time, the sum of (a) the aggregate principal amount of all Revolving Loans made by such Lender and then outstanding, (b) such Lender’s RL Percentage in the aggregate principal amount of all Swingline Loans then outstanding and (c) such Lender’s RL Percentage in the aggregate amount of all Letter of Credit Outstandings at such time.

“Information Memorandum” means the Confidential Information Memorandum dated April 2, 2013, relating to the Transactions.

“Intercompany Indebtedness Subordination Agreement” means the Intercompany Indebtedness Agreement substantially in the form of Exhibit D pursuant to which intercompany obligations and advances owed by any Loan Party are subordinated to the Obligations.

“Intercreditor Agreement” means the intercreditor agreement in the form of Exhibit E or any other form approved by each of the Administrative Agent and the Borrowers.

“Interest Determination Date” means, with respect to any LIBOR Loan, the second Business Day prior to the commencement of any Interest Period relating to such LIBOR Loan.

“Interest Period” shall have the meaning provided in Section 2.09.

“Inventory” means “inventory” as such term is defined in Article 9 of the UCC.

“Inventory Formula Amount” means, on any date of determination for Eligible Inventory, the lesser of (i) 65% of the Value of the Eligible Inventory; and (ii) 85% of the sum of the Net Orderly Liquidation Values of the Eligible Inventory by category (i.e., work-in-process, raw materials and finished goods).

“Inventory Reserve” means reserves established by Administrative Agent in its commercially reasonable credit judgment to reflect factors that may negatively impact the Value of Inventory of the Borrowers, including change in salability, obsolescence, seasonality, theft, shrinkage, imbalance, change in composition or mix, markdowns and vendor chargebacks.

“Investment Company Act” means the U.S. Investment Company Act of 1940.

“IRS” means the United States Internal Revenue Service.

“Issuing Lender” means each of Bank of America (except as otherwise provided in Section 11.09) and any other Lender reasonably acceptable to the Administrative Agent and Holdings (which consent, in either case, shall not be unreasonably withheld or delayed) which agrees to issue Letters of Credit hereunder. Any Issuing Lender may, in its discretion, arrange for one or more Letters of Credit to be issued by one or more Affiliates of such Issuing Lender (and such Affiliate shall be deemed to be an “Issuing Lender” for all purposes of the Loan Documents).

“JPMorgan” means J.P. Morgan Securities LLC.

“Latest Maturity Date” means, at any time, the latest of the stated maturity dates of any then outstanding Term Loans or any Refinancing Term Loan Indebtedness then in effect.

“LC Reserve” means the aggregate of all Letter of Credit Outstandings, other than (a) those that are fully Cash Collateralized; and (b) if no Default exists, those constituting charges owing to the Issuing Lender.

“Lenders” means the Persons listed on Schedule 1.01(c) and any other Person that shall have become a party hereto pursuant to Section 2.13, Section 2.14 or an Assignment and Assumption, other than any such Person that shall have ceased to be a party hereto pursuant to an Assignment and Assumption.

“Lender Default” means, as determined by the Administrative Agent, (a) the failure of a Lender to make available its portion of any Borrowing (including any Mandatory Borrowing), unless, with respect to Revolving Loans only, pursuant to a good-faith dispute, or to fund its portion of any unreimbursed payment under Section 3.04(d), (b) a Lender having notified in writing the Company and/or the Administrative Agent that such Lender does not intend to comply with its obligations under Section 2.01(a) (unless pursuant to a good-faith dispute), Section 2.01(c), Section 2.04 or Section 3, (c) the failure of a Lender, within three (3) Business Days following request by the Administrative Agent to confirm in a manner satisfactory to the Administrative Agent that such Lender will comply with its obligations under Section 2.01(a) (unless pursuant to a good-faith dispute), Section 2.01(c), Section 2.04 and Section 3 (provided, that such Lender shall cease to be Defaulting Lender pursuant to this clause (c) upon receipt of such confirmation by the Administrative Agent), or (d) a Lender has become the subject of a Bankruptcy Event or is Controlled by a Person who has become the subject of a Bankruptcy Event; provided that a Lender Default shall not be deemed to have occurred solely by virtue of the ownership or acquisition of any equity interest in any Lender or parent company thereof by a Governmental Authority or an instrumentality thereof so long as such ownership interest does not result in or provide such Person with immunity from the jurisdiction of courts within the United States of America or from the enforcement of judgments or writs of attachment on its assets or permit such Person (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.

“Letter of Credit” shall have the meaning provided in Section 3.01(a) and shall include any Existing Letters of Credit.

“Letter of Credit Fee” shall have the meaning provided in Section 4.01(b).

“Letter of Credit Outstandings” means, at any time, the sum of (a) the Stated Amount of all outstanding Letters of Credit at such time and (b) the aggregate amount of all Unpaid Drawings in respect of all Letters of Credit at such time.

“Letter of Credit Request” shall have the meaning provided in Section 3.03(a).

“LIBOR” means, for any Interest Period with respect to a LIBOR Loan for any Borrower, the per annum rate of interest (rounded up, if necessary, to the nearest 1/8th of 1%), determined by Administrative Agent at approximately 11:00 a.m. (London time) two Business

Days prior to commencement of such Interest Period, for a term comparable to such Interest Period, equal to (a) the British Bankers Association LIBOR Rate (“BBA LIBOR”), as published by Reuters (or other commercially available source providing quotations of BBA LIBOR as designated by Administrative Agent); or (b) if BBA LIBOR is not available for any reason, the interest rate at which Dollar deposits in the approximate amount of the LIBOR Loan would be offered by Bank of America’s London branch to major banks in the London interbank Eurodollar market. If the Board imposes a Reserve Percentage with respect to LIBOR deposits, then LIBOR shall be the foregoing rate, divided by 1 minus the Reserve Percentage.

“LIBOR Loan” means a Loan that bears interest based on LIBOR.

“Lien” means, with respect to any asset, (a) any mortgage, deed of trust, lien, pledge, hypothecation, charge, security interest or other encumbrance in, on or of such asset or (b) the interest of a vendor or a lessor under any conditional sale agreement, capital lease or title retention agreement (or any financing lease having substantially the same economic effect as any of the foregoing) relating to such asset.

“Loan” means each Revolving Loan or Swingline Loan.

“Loan Document Obligations” means (a) the due and punctual payment by the Borrowers of (i) the principal of and interest (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Loans, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, (ii) Letter of Credit Outstandings and fees, expenses and other monetary obligations of the Borrowers with respect to Letters of Credit and (iii) all other monetary obligations of the Borrowers under this Agreement and each of the other Loan Documents, including obligations to pay fees, expense reimbursement obligations (including with respect to attorneys’ fees) and indemnification obligations, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) and (b) the due and punctual payment of all the obligations of each other Loan Party under or pursuant to each of the Loan Documents (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding).

“Loan Documents” means this Agreement, any Notes, the Collateral Agreement, the other Security Documents, the Fee Letter, the Intercompany Indebtedness Subordination Agreement, the Intercreditor Agreement and each other instrument, document or agreement hereafter designated in writing signed by the Company as being a Loan Document (and, in each case, any amendment, restatement, waiver, supplement or other modification to any of the foregoing).

“Loan Parties” means, collectively, Holdings, each Borrower and the Subsidiary Loan Parties.

“Long-Dated” shall have the meaning set forth on Schedule 1.01(b).

“Managing Agent” means U.S. Bank National Association.

“Mandatory Borrowing” has the meaning set forth in Section 2.01(c).

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, liabilities, operations or financial condition of Holdings, the Borrowers and the Subsidiaries, taken as a whole, (b) the ability of the Loan Parties (taken as a whole) to perform their material obligations to the Lenders or the Administrative Agent under this Agreement or any other Loan Document or (c) the material rights of, or remedies available to, the Administrative Agent, the Lenders or the Issuing Lenders under this Agreement or any other Loan Document.

“Material Indebtedness” means Indebtedness (other than the Loans, the Letters of Credit and the Guarantees under the Loan Documents), or obligations in respect of one or more Hedging Agreements, of any one or more of Holdings, the Borrowers and the Subsidiaries in an aggregate principal amount exceeding $25,000,000. For purposes of determining Material Indebtedness, the “principal amount” of the obligations of Holdings, the Borrowers or any Subsidiary in respect of any Hedging Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that Holdings, the Borrowers or such Subsidiary would be required to pay if such Hedging Agreement were terminated at such time.

“Material Subsidiary” means each Subsidiary (a) the consolidated total assets of which equal 5.0% or more of the consolidated total assets of Holdings, the Borrowers and the Subsidiaries or (b) the consolidated revenues of which equal 5.0% or more of the consolidated revenues of Holdings, the Borrowers and the Subsidiaries, in each case as of the end of or for the most recent period of four consecutive fiscal quarters of Holdings for which financial statements have been delivered pursuant to Section 8.01(a) or 8.01(b) (or, prior to the first delivery of any such financial statements, as of the end of or for the period of four consecutive fiscal quarters of Holdings most recently ended prior to the date of this Agreement); provided that if, at the end of or for any such most recent period of four consecutive fiscal quarters, the combined consolidated total assets or combined consolidated revenues of all Subsidiaries that under clauses (a) and (b) above would not constitute Material Subsidiaries shall have exceeded 10% of the consolidated total assets of Holdings, the Borrowers and the Subsidiaries or 10% of the consolidated revenues of Holdings, the Borrowers and the Subsidiaries, respectively, then one or more of such excluded Subsidiaries shall for all purposes of this Agreement be designated by the Company to be Material Subsidiaries until such excess shall have been eliminated.

“Maturity Date” means April 25, 2018.

“Maximum Letter of Credit Amount” shall have the meaning provided in Section 3.02.

“Maximum Rate” has the meaning assigned to such term in Section 2.08(f).

“Maximum Swingline Amount” means $15,000,000.

“Minimum Borrowing Amount” means (a) for Base Rate Loans (other than Swingline Loans), $500,000 and minimum increments of $100,000 in excess thereof and (b) for LIBOR Loans, $1,000,000 and minimum increments of $100,000 in excess thereof.

“MLPFS” means Merrill Lynch, Pierce, Fenner & Smith Incorporated.

“MNPI” means material information concerning Holdings, the Borrowers, any Subsidiary or any Affiliate of any of the foregoing or their securities that has not been disseminated in a manner making it available to investors generally, within the meaning of Regulation FD under the Securities Act and the Exchange Act. For purposes of this definition, “material information” means information concerning Holdings, the Borrowers, the Subsidiaries or any Affiliate of any of the foregoing or any of their securities that could reasonably be expected to be material for purposes of the United States Federal and State securities laws and, where applicable, foreign securities laws.

“Monthly Reporting Period” means the period commencing with the calendar month immediately preceding any calendar month during which Excess Availability falls below the Dominion Threshold (such month during which such Excess Availability was below such amount being the “Subject Month”) and continuing until (and including) the second complete consecutive calendar month occurring after the Subject Month for which Excess Availability was at all times above the foregoing amounts.

“Moody’s” means Moody’s Investors Service, Inc., and any successor to its rating agency business.

“Mortgage” means a mortgage, deed of trust, or other security document granting a Lien on any Mortgaged Property to secure the Obligations. Each Mortgage shall be reasonably satisfactory in form and substance to the Administrative Agent.

“Mortgaged Property” means, initially, each parcel of real property and the improvements thereto owned by a Loan Party and identified on Schedule 1.01(d), and includes each other parcel of real property and the improvements thereto owned by a Loan Party with respect to which a Mortgage is granted pursuant to Section 8.15.

“Multiemployer Plan” means a “multiemployer plan”, as defined in Section 4001(a)(3) of ERISA.

“Net Orderly Liquidation Value” means the “net orderly liquidation value” determined separately for raw materials, work-in-process and finished goods Inventory by an unaffiliated valuation company acceptable to the Administrative Agent after performance of an inventory valuation to be done at the Administrative Agent’s request and the Borrowers’ expense, less the amount estimated by such valuation company for marshalling, reconditioning, carrying, and sales expenses designated to maximize the resale value of such Inventory on an “as is” basis and assuming that the time required to dispose of such Inventory is customary with respect to such Inventory and expressed as a percentage of the net book value of such raw materials, work-in-process and finished goods Inventory.

“Net Proceeds” means, with respect to any event, (a) the cash proceeds received in respect of such event, including (i) any cash received in respect of any non-cash proceeds (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or purchase price adjustment or earnout, but excluding any interest payments), but only as and when received, (ii) in the case of a casualty, insurance proceeds and (iii) in the case of a condemnation or similar event, condemnation awards and similar payments, minus (b) the sum, without duplication, of (i) all fees and out-of-pocket expenses paid in connection with such event by Holdings, the Borrowers and the Subsidiaries, (ii) in the case of a sale, transfer, lease or other disposition of an asset (including pursuant to a sale and leaseback transaction or a casualty or a condemnation or similar proceeding), the amount of all payments that are permitted hereunder and are made by Holdings, the Borrowers and the Subsidiaries as a result of such event to repay Indebtedness (other than the Loans) secured by such asset or otherwise subject to mandatory prepayment as a result of such event and (iii) the amount of all taxes paid (or reasonably estimated to be payable) by Holdings, the Borrowers and the Subsidiaries, and the amount of any reserves established by Holdings, the Borrowers and the Subsidiaries in accordance with GAAP to fund purchase price adjustment, indemnification and similar contingent liabilities (other than any earnout obligations) reasonably estimated to be payable, in each case during the year that such event occurred or the next succeeding year and that are directly attributable to the occurrence of such event (as determined reasonably and in good faith by an Authorized Officer). For purposes of this definition, in the event any contingent liability reserve established with respect to any event as described in clause (b)(iii) above shall be reduced, the amount of such reduction shall, except to the extent such reduction is made as a result of a payment having been made in respect of the contingent liabilities with respect to which such reserve has been established, be deemed to be receipt, on the date of such reduction, of cash proceeds in respect of such event.

“Non-Defaulting Lender” means and includes each Lender, other than a Defaulting Lender.

“Note” means each Revolving Note and Swingline Note, and “Notes” shall mean all of them collectively.

“Notice of Borrowing” shall have the meaning provided in Section 2.03(a).

“Notice of Conversion/Continuation” shall have the meaning provided in Section 2.06.

“Notice Office” means (i) for credit notices, the office of the Administrative Agent located at Bank of America Business Capital, 2600 West Big Beaver Road, Troy, Michigan 48084, Facsimile: 248-631-0515, and (ii) for operational notices, the office of the Administrative Agent located at Bank of America, Credit Services Rep III, 20975 Swenson Drive Suite 200, Waukesha, Wisconsin 53186, Facsimile: 312-453-6426; or such other office or person as the Administrative Agent may hereafter designate in writing as such to the other parties hereto.

“Obligations” means collectively, (a) all the Loan Document Obligations, (b) all the Qualified Secured Cash Management Obligations and (c) all the Qualified Secured Hedging Obligations.

“Other Connection Tax” means, with respect to any Recipient, a Tax imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced this Agreement or any other Loan Document, or sold or assigned an interest in this Agreement or any other Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, this Agreement or any other Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.13).

“Overadvance” means the amount by which the Aggregate Exposure exceeds the Borrowing Base at such time.

“Overadvance Loan” means Revolving Loans described in Section 2.01(f).

“Parent” means Affinia Group Holdings Inc., a Delaware corporation.

“Participant” has the meaning assigned to such term in Section 12.04(c).

“Participant Register” has the meaning assigned to such term in Section 12.04(c).

“Payment Conditions” means that each of the following conditions are satisfied both at the time of each action or proposed action and immediately after giving effect thereto: (i) no Default shall have occurred and be continuing or would result therefrom, (ii) (A) Excess Availability (on the date of such action or proposed action) and Average Aggregate Availability (for the 30-day period ending on the date of such action or proposed action), in each case, calculated on a Pro Forma Basis as if such action or proposed action had occurred on the first day of such measurement period, shall exceed the greater of (x) $22,500,000 and (y) 15.0% of the Borrowing Base as then in effect, and (B) if Excess Availability (on the date of such action or proposed action) and Average Aggregate Availability (for the 30-day period ending on the date of such action or proposed action), in each case, calculated on a Pro Forma Basis as if such action or proposed action had occurred on the first day of such measurement period, does not exceed the greater of (x) $30,000,000 and (y) 20% of the Borrowing Base as then in effect, then Holdings shall also have a Consolidated Fixed Charge Coverage Ratio of not less than 1.00:1.00 for the Test Period ending as of the last day of the immediately preceding calendar month, as calculated on a Pro Forma Basis, and in each case, as if such action or proposed action had occurred on the first day of such Test Period, (iii) in the case of any such action, acquisition, sale of assets, transaction, payment, distribution or Restricted Payment the permissibility of which hereunder is conditioned on the satisfaction of the Payment Conditions, such action, acquisition, sale of assets, transaction, payment, distribution or Restricted Payment would be permitted under the Term Loan Documents and the Senior Unsecured Notes Documents and (iv) not less than five (5) Business Days prior to any such (or any such proposed) action, acquisition, sale of assets, transaction, payment, distribution or Restricted Payment, the permissibility of which is conditioned on the satisfaction of the Payment Conditions, Holdings shall have delivered to the Administrative Agent a certificate of an Authorized Officer of Holdings certifying as to compliance with preceding clauses (i) through (iii) and demonstrating (in reasonable detail) the calculations required by preceding clauses (ii)(A) or (ii)(B), as the case may be, which certificate shall be deemed recertified to the Administrative Agent by an Authorized Officer of Holdings on and as of the date of the proposed action.

“Payment Office” means the office of the Administrative Agent located at Bank of America, Credit Services Rep III, 20975 Swenson Drive Suite 200, Waukesha, Wisconsin 53186, Facsimile: 312-453-6426, or such other office as the Administrative Agent may hereafter designate in writing as such to the other parties hereto.

“PBGC” means the Pension Benefit Guaranty Corporation referred to and defined in ERISA and any successor entity performing similar functions.

“Perfection Certificate” means a certificate in the form of Exhibit F or any other form approved by the Administrative Agent.

“Permitted Acquisition” means any acquisition by the Company or any other Loan Party of a majority of the outstanding Equity Interests (other than directors’ qualifying shares) in all or substantially all the assets of or all or substantially all the assets constituting a business unit, division, product line or line of business of a Person if (a) such acquisition was not preceded by, or consummated pursuant to, a hostile offer (including a proxy contest), (b) such Person (in the case of an acquisition of Equity Interests) is organized under the laws of, and a majority of its assets (or the assets of such business unit, division, product line or line of business, as applicable) are located in, the United States of America, any State thereof or the District of Columbia, (c) no Default has occurred and is continuing or would result therefrom, (d) such acquisition and all transactions related thereto are consummated in accordance with applicable laws, (e) all actions required to be taken with respect to such acquired or newly formed Subsidiary or such acquired assets under Section 8.15 shall be taken within the time periods prescribed thereby (or arrangements for the taking of such actions reasonably satisfactory to the Administrative Agent shall have been made), (f) the business of such Person or such assets, as applicable, constitutes a business permitted by Section 9.03(b), (g) to the extent that the aggregate amount of consideration paid by the Company or any other Loan Party since the Effective Date in respect of Permitted Acquisitions exceeds $25 million, the Payment Conditions shall be satisfied both before and after giving effect to such acquisition, and (h) the Company has delivered to the Administrative Agent, no later than five Business Days after the date any such purchase or acquisition is consummated, a certificate of an Authorized Officer to the effect set forth in clauses (a) through (f) above, and setting forth reasonably detailed calculations demonstrating compliance with clause (g) above (which calculations shall, if made as of the last day of any fiscal quarter of the Company for which the Company has not delivered to the

Administrative Agent the financial statements and certificate of an Authorized Officer required to be delivered by Section 8.01(a) or (b) and Section 8.01(c), respectively, be accompanied by a reasonably detailed calculation of Consolidated EBITDA for the relevant period).

“Permitted Customer Program” shall have the meaning set forth on Schedule 1.01(b).

“Permitted Discretion” means a determination made in good faith and in the exercise of commercial reasonable business judgment (from the perspective of a secured asset-based lender). The burden of establishing lack of good faith hereunder shall be on Holdings. Unless a Default or an Event of Default has occurred and is continuing, the Administrative Agent shall not, in the exercise of its Permitted Discretion, impose additional restrictions (or eliminate any restrictions it has imposed) to the standards of eligibility set forth in the respective definitions of “Eligible Accounts” and “Eligible Inventory”, including reserves with respect to sums that the Borrowers are or will be required to pay (such as sales, excise or similar taxes, assessments, insurance premiums, or, in the case of leased assets, rents or other amounts payable under such leases) and have not yet paid, unless the Administrative Agent shall have provided Holdings at least three Business Days’ prior written notice of any such establishment or increase in reserves or imposition of additional restrictions to such standards of eligibility.

“Permitted Encumbrances” means:

(a) Liens imposed by law for Taxes that are not yet due or are being contested in good faith by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, landlords’ and other like Liens imposed by law, arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or are being contested in good faith by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP;

(c) pledges and deposits made (i) in the ordinary course of business in compliance with workers’ compensation, unemployment insurance and other social security laws and (ii) in respect of letters of credit, bank guarantees or similar instruments issued for the account of Holdings or any subsidiary of Holdings in the ordinary course of business supporting obligations of the type set forth in clause (i) above;

(d) pledges and deposits made (i) to secure the performance of bids, trade contracts (other than for payment of Indebtedness), leases (other than Capital Lease Obligations), statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature, in each case in the ordinary course of business and (ii) in respect of letters of credit, bank guarantees or similar instruments issued for the account of Holdings or any subsidiary of Holdings in the ordinary course of business supporting obligations of the type set forth in clause (i) above;

(e) judgment liens in respect of judgments that do not constitute an Event of Default under clause (k) of Section 10.01;

(f) easements, zoning restrictions, rights-of-way and similar encumbrances on real property imposed by law or arising in the ordinary course of business that do not secure any monetary obligations and do not materially interfere with the ordinary conduct of business of the Borrowers or any Subsidiary;

(g) Liens arising from Permitted Investments described in clause (d) of the definition of the term “Permitted Investments”;

(h) banker’s liens, rights of setoff or similar rights and remedies as to deposit accounts or other funds maintained with depository institutions and securities accounts and other financial assets maintained with a securities intermediary; provided that such deposit accounts or funds and securities accounts or other financial assets are not established or deposited for the purpose of providing collateral for any Indebtedness;

(i) Liens arising by virtue of UCC financing statement filings (or similar filings under applicable law) regarding operating leases entered into by Holdings, the Borrowers and the Subsidiaries;

(j) Liens of a collecting bank arising in the ordinary course of business under Section 4-208 (or the applicable corresponding section) of the UCC in effect in the relevant jurisdiction covering only the items being collected upon;

(k) Liens representing any interest or title of a licensor, lessor or sublicensor or sublessor, or a licensee, lessee or sublicensee or sublessee, in the property or rights subject to any lease, license or sublicense or concession agreement in the ordinary course of business to the extent that they do not materially interfere with the business of Holdings, any Borrower or any Subsidiary;

(l) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(m) Liens that are contractual rights of set-off;

(n) Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to commodity trading accounts or other commodities brokerage accounts incurred in the ordinary course of business and (iii) in favor of a banking institution arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry.

(o) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes; and

(p) Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of Holdings, the Company or any Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of Holdings, the Company and the Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of Holdings, the Company or any Subsidiary in the ordinary course of business;

provided that the term “Permitted Encumbrances” shall not include any Lien securing Indebtedness, other than Liens referred to in clauses (c) and (d) above securing letters of credit, bank guarantees or similar instruments.

“Permitted Foreign Acquisition” means any acquisition by a Foreign Subsidiary of a majority of the outstanding Equity Interests (other than directors’ qualifying shares) in all or substantially all the assets of or all or substantially all the assets constituting a business unit, division, product line or line of business of a Person if (a) such acquisition was not preceded by, or consummated pursuant to, a hostile offer (including a proxy contest), (b) no Default has occurred and is continuing or would result therefrom, (c) such acquisition and all transactions related thereto are consummated in accordance with applicable laws, (d) the business of such Person or such assets, as applicable, constitutes a business permitted by Section 9.03(b), (e) the purchase price is funded solely with investments in such Foreign Subsidiary made in accordance with Section 9.04. Indebtedness incurred by such Foreign Subsidiary in compliance with Section 9.01 and cash generated from the operations of such Foreign Subsidiary, (f) to the extent that the aggregate amount of consideration paid by the Company or any other Loan Party since the Effective Date in respect of Permitted Foreign Acquisitions exceeds $25 million, the Payment Conditions shall be satisfied both before and after giving effect to such acquisition and (g) the Company has delivered to the Administrative Agent, no later than five Business Days after the date any such purchase or acquisition is consummated, a certificate of an Authorized Officer to the effect set forth in clauses (a) through (e) above, and setting forth reasonably detailed calculations demonstrating compliance with clause (f) above (which calculations shall, if made as of the last day of any fiscal quarter of the Company for which the Company has not delivered to the Administrative Agent the financial statements and certificate of an Authorized Officer required to be delivered by Section 8.01(a) or (b) and Section 8.01(c), respectively, be accompanied by a reasonably detailed calculation of Consolidated EBITDA for the relevant period).

“Permitted Holders” means the Sponsor and any Affiliate thereof, and investment funds or partnerships managed by any of the foregoing, but excluding any portfolio company of any of the foregoing and any Person Controlled by any such portfolio company (including Holdings, the Borrowers and the Subsidiaries).

“Permitted Investments” means:

(a) direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of the United States of America), in each case maturing within one year from the date of acquisition thereof;

(b) investments in commercial paper and variable and fixed rate notes maturing within 12 months from the date of acquisition thereof and having, at such date of acquisition, a rating of at least A-2 by S&P or P-2 by Moody’s;

(c) investments in certificates of deposit, banker’s acceptances and demand or time deposits, in each case maturing within 12 months from the date of acquisition thereof, issued or guaranteed by or placed with, and money market deposit accounts issued or offered by, any domestic office of any commercial bank organized under the laws of the United States of America or any State thereof that has a combined capital and surplus and undivided profits of not less than $500,000,000;

(d) fully collateralized repurchase agreements with a term of not more than 30 days for securities described in clause (a) above and entered into with a financial institution satisfying the criteria described in clause (c) above;

(e) “money market funds” that (i) comply with the criteria set forth in Rule 2a-7 of the Investment Company Act, (ii) are rated AAA- by S&P and Aaa3 by Moody’s and (iii) have portfolio assets of at least $5,000,000,000; and

(f) in the case of any Foreign Subsidiary, other short-term investments that are analogous to the foregoing, are of comparable credit quality and are customarily used by companies in the jurisdiction of such Foreign Subsidiary for cash management purposes.

“Permitted Second Priority Refinancing Debt” means any secured Indebtedness incurred by the Company in the form of one or more series of senior secured notes or loans; provided that (i) such Indebtedness is secured by the Collateral on a second lien, subordinated basis to the Obligations and is not secured by any property or assets of any Loan Party or any Subsidiary other than the Collateral, (ii) such Indebtedness constitutes Refinancing Term Loan Indebtedness in respect of Term Loans (including portions of classes of Term Loans), (iii) the security agreements relating to such Indebtedness are not materially more favorable (when taken as a whole) to the lenders or holders providing such Indebtedness than the existing Security Documents are to the Lenders, (iv) such Indebtedness is not guaranteed by any Subsidiaries other than the Loan Parties and (v) such Indebtedness is subject to customary intercreditor arrangements reasonably satisfactory to the Administrative Agent.

“Permitted Unsecured Refinancing Debt” means unsecured Indebtedness incurred by the Company in the form of one or more series of senior or subordinated unsecured notes or loans; provided that (i) such Indebtedness constitutes Refinancing Term Loan Indebtedness in respect of Term Loans (including portions of classes of Term Loans), (ii) such Indebtedness is not guaranteed by any Subsidiary other than the Loan Parties, (iii) such Indebtedness is not secured by any Lien or any property or assets of any Loan Party or any Subsidiary and (iv) if such Indebtedness is contractually subordinated to the Obligations, such subordination terms shall be on market terms at the time of incurrence of such Indebtedness.

“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.

“Plan” means any “employee pension benefit plan”, as defined in Section 3(2) of ERISA (other than a Multiemployer Plan), that is subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which the Borrowers or any of their ERISA Affiliates is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA.

“Platform” has the meaning assigned to such term in Section 12.01(d).

“Preferred Equity” means Parent’s 9.5% Class A Convertible Participatory Preferred Stock.

“Prime Rate” means the rate of interest announced by Bank of America from time to time as its prime rate. Such rate is set by Bank of America on the basis of various factors, including its costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above or below such announced rate. Any change in such rate announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change.

“Pro Forma Basis” means, (1) with respect to any transaction or investment hereunder the permissibility of which is dependent on the satisfaction of the Payment Conditions, the elements of such Payment Conditions which are expressly stated to be calculated on a pro forma basis shall be calculated giving effect to such transaction or investment as if such transaction or investment happened on the first day of the test period applicable thereto (i.e., in the case of the calculation of the Consolidated Fixed Charge Coverage Ratio, the first day of the Test Period most recently ended as of the last day of the month preceding such proposed transaction or investment, in the case of Excess Availability, as of the date of such proposed transaction or investment, and in the case of Average Aggregate Availability, the first day of the 90 day period immediately preceding the date of such proposed transaction or investment) and (2) for purposes of determining the Total Leverage Ratio or Consolidated EBITDA, including that such calculation shall give pro forma effect to all Permitted Acquisitions and Permitted Foreign Acquisitions, all issuances, incurrences or assumptions of Indebtedness in connection therewith (with any such Indebtedness being deemed to be amortized over the applicable testing period in accordance with its terms) and all sales, transfers or other dispositions of any Equity Interests in a Subsidiary or all or substantially all assets of a Subsidiary or division or line of business of a Subsidiary outside the ordinary course of business (and any related prepayments or repayments of Indebtedness) that have occurred during (or, if such calculation is being made for the purpose of determining whether any proposed acquisition will constitute a Permitted Acquisition or a Permitted Foreign Acquisition or any Incremental Term Loan may be made, since the beginning of) the four consecutive fiscal quarter period of the Company most recently ended on or prior to such date as if they occurred on the first day of such four consecutive fiscal quarter period (including expected cost savings (without duplication of actual cost savings) to the extent (a) such cost savings would be permitted to be reflected in pro forma financial information complying with the requirements of Article 11 of Regulation S-X under the Securities Act as interpreted by the Staff of the SEC, and as certified by an Authorized Officer or (b) in the case of an acquisition, such cost savings are factually supportable and have been realized or are reasonably expected to be realized within 365 days following such acquisition; provided that (i) Holdings shall have delivered to the Administrative Agent a certificate of the chief financial officer of Holdings, in form and substance reasonably satisfactory to the Administrative Agent, certifying that such cost savings meet the requirements set forth in this clause (b) and (ii) if any cost savings included in any pro forma calculations based on the expectation that such cost savings will be realized within 365 days following such acquisition shall at any time cease to be reasonably expected to be so realized within such period, then on and after such time pro forma calculations required to be made hereunder shall not reflect such cost savings). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Hedging Agreement applicable to such Indebtedness).

“Qualified Equity Interests” means Equity Interests of Holdings other than Disqualified Equity Interests.

“Qualified Secured Cash Management Agreement Reserve” means a reserve to be established by the Administrative Agent from time to time in respect of the Qualified Secured Cash Management Agreements, which reserve shall be in an amount equal to the aggregate amount of all reserves agreed upon from time to time by the applicable Lender and the applicable Loan Party to such agreement and notified in writing to the Administrative Agent by such Lender (or such Affiliate thereof) and the applicable Loan Party to be maintained with respect to such Qualified Secured Cash Management Agreements in accordance with Section 12.20. The determination as to whether any such reserve shall be established with respect to any such Qualified Secured Cash Management Agreement shall be subject to the agreement between the applicable Loan Party and the applicable Lender (or Affiliate thereof) party to such agreement, but absence of any such reserve shall not impact the designation thereof as a Qualified Secured Cash Management Agreement.

“Qualified Secured Cash Management Agreements” means each Cash Management Agreement entered into by a Loan Party in respect of Qualified Secured Cash Management Obligations so long as such Cash Management Agreement is designated as a Qualified Secured Cash Management Agreement pursuant to Section 12.20.

“Qualified Secured Cash Management Obligations” means the due and punctual payment of any and all obligations of Holdings, the Company and each Subsidiary (whether absolute or contingent and however and whenever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor)) arising in respect of Cash Management Services that (a) are owed to the Administrative Agent or an Affiliate thereof, or to any Person that, at the time such obligations were incurred, was the Administrative Agent or an Affiliate thereof, (b) are owed on the Effective Date to a Person that is a Lender or an Affiliate of a Lender as of the Effective Date or (c) are owed to a Person that is a Lender or an Affiliate of a Lender at the time such obligations are incurred.

“Qualified Secured Hedging Agreement Reserve” means a reserve to be established by the Administrative Agent from time to time in respect of the Qualified Secured Hedging Agreements, which reserve shall be in the amount of the aggregate U.S. Dollar Equivalent marked to market exposure thereunder as calculated by the applicable Loan Party and the Lender or Affiliate of such Lender party to such Qualified Secured Hedging Agreement in accordance with GAAP (based on the valuation methodology agreed between the applicable Loan Party and the Lender or Affiliate of such Lender party to such Qualified Secured Hedging Agreements) at the time such Hedging Agreement is designated as a Qualified Secured Hedging Agreement in accordance with Section 12.20 and/or as otherwise agreed as among such parties, in each case, to be notified to the Administrative Agent from time to time by written notice from the Lender (or such Affiliate) and the applicable Loan Party to such agreement in accordance with Section 12.20. The determination as to whether any such reserve shall be established with respect to any such Qualified Secured Hedging Agreement shall be subject to the agreement between the applicable Loan Party and the applicable Lender (or Affiliate thereof) party to such agreement, but absence of any such reserve shall not impact the designation thereof as a Qualified Secured Hedging Agreement.

“Qualified Secured Hedging Agreements” means each Hedging Agreement entered into by a Loan Party in respect of Qualified Secured Hedging Obligations so long as such Hedging Agreement is designated as a Qualified Secured Hedging Agreement pursuant to Section 12.20.

“Qualified Secured Hedging Obligations” means the due and punctual payment of any and all obligations of Holdings, the Company and each Subsidiary arising under each Hedging Agreement that (a) is with a counterparty that is the Administrative Agent or an Affiliate thereof, or any Person that, at the time such Hedging Agreement was entered into, was the Administrative Agent or an Affiliate thereof, (b) is in effect on the Effective Date with a counterparty that is a Lender or an Affiliate of a Lender as of the Effective Date or (c) is entered into after the Effective Date with a counterparty that is a Lender or an Affiliate of a Lender at the time such Hedging Agreement is entered into. Notwithstanding the foregoing, in the case of any Excluded Swap Guarantor, “Qualified Secured Hedging Obligations” shall not include Excluded Swap Obligations of such Excluded Swap Guarantor.

“Recipient” means (a) the Administrative Agent and (b) any Lender, as applicable.

“Refinanced Debt” has the meaning set forth in the definition of “Refinancing Term Loan Indebtedness”.

“Refinancing Facility Agreement” means a Refinancing Facility Agreement, among Holdings, the Company, the Term Loan Agent and one or more lenders, establishing Refinancing Term Loan Indebtedness commitments and effecting such other amendments to the Term Loan Agreement and to the other Term Loan Documents as are contemplated by Section 2.20 of the Term Loan Agreement.

“Refinancing Indebtedness” means, in respect of any Indebtedness (the “Original Indebtedness”), any Indebtedness that extends, renews or refinances such Original Indebtedness (or any Refinancing Indebtedness in respect thereof); provided that (a) the principal amount (or accreted value, if applicable) of such Refinancing Indebtedness shall not exceed the principal amount (or accreted value, if applicable) of such Original Indebtedness except by an amount no greater than accrued and unpaid interest with respect to such Original Indebtedness and any reasonable fees, premium and expenses relating to such extension, renewal or refinancing; (b) either (i) the stated final maturity of such Refinancing Indebtedness shall not be earlier than that of such Original Indebtedness or (ii) such Refinancing Indebtedness shall not be required to mature or to be repaid, prepaid, redeemed, repurchased or defeased, whether on one or more fixed dates, upon the occurrence of one or more events or at the option of any holder thereof (except, in each case, upon the occurrence of an event of default, asset sale or a change in control or as and to the extent such repayment, prepayment, redemption, repurchase or defeasance would have been required pursuant to the terms of such Original Indebtedness) prior to the date 91 days after the Latest Maturity Date in effect on the date of such extension, renewal or refinancing, provided that, notwithstanding the foregoing, scheduled amortization payments (however denominated) of such Refinancing Indebtedness shall be permitted so long as the weighted average life to maturity of such Refinancing Indebtedness shall be no shorter than the weighted average life to maturity of such Original Indebtedness remaining as of the date of such extension, renewal or refinancing (or, if shorter, 91 days after the Latest Maturity Date in effect on the date of such extension, renewal or refinancing); (c) such Refinancing Indebtedness shall not constitute an obligation (including pursuant to a Guarantee) of any Borrower or any Subsidiary, in each case that shall not have been (or, in the case of after-acquired Subsidiaries, shall not have been required to become pursuant to the terms of the Original Indebtedness) an obligor in respect of such Original Indebtedness, and shall not constitute an obligation of Holdings if Holdings shall not have been an obligor in respect of such Original Indebtedness; (d) if such Original Indebtedness shall have been subordinated to the Loan Document Obligations, such Refinancing Indebtedness shall also be subordinated to the Loan Document Obligations on terms not less favorable in any material respect to the Lenders; and (e) such Refinancing Indebtedness shall not be secured by any Lien on any asset other than the assets that secured such Original Indebtedness (or would have been required to secure such Original Indebtedness pursuant to the terms thereof) or, in the event Liens securing such Original Indebtedness shall have been contractually subordinated to any Lien securing the Loan Document Obligations, by any Lien that shall not have been contractually subordinated to at least the same extent.

“Refinancing Term Loan Indebtedness” means (a) Permitted Second Priority Refinancing Debt, (b) Permitted Unsecured Refinancing Debt or (c) Refinancing Term Loans obtained pursuant to a Refinancing Facility Agreement, in each case, issued, incurred or otherwise obtained (including by means of the extension or renewal of existing Indebtedness) in exchange for, or to extend, renew, refinance or replace, in whole or part, existing Term Loans hereunder (including any successive Refinancing Term Loan Indebtedness) (such existing Term Loans and successive Refinancing Term Loan Indebtedness, the “Refinanced Debt”); provided that (i) the principal amount (or accreted value, if applicable) of such Refinancing Term Loan Indebtedness shall not exceed the principal amount (or accreted value, if applicable) of such Refinanced Debt except by an amount equal to the sum of accrued and unpaid interest, accrued fees and premiums (if any) with respect to such Refinanced Debt and fees and expenses associated with the refinancing of such Refinanced Debt with such Refinancing Term Loan Indebtedness; provided, however, that, as part of the same incurrence or issuance of Indebtedness as such Refinancing Term Loan Indebtedness, the Company may incur or issue an additional amount of Indebtedness under Section 9.01 without violating this clause (i) (and, for purposes of clarity, (x) such additional amount of Indebtedness shall not constitute Refinancing Term Loan Indebtedness and (y) such additional amount of Indebtedness shall reduce the applicable basket under Section 9.01, if any, on a dollar-for-dollar basis); (ii) the stated final maturity of such Refinancing Term Loan Indebtedness shall not be earlier than 91 days after the Latest Maturity Date of such Refinanced Debt, and such stated final maturity of such Refinancing Term Loan Indebtedness shall not be subject to any conditions that could result in such stated final maturity occurring on a date that precedes the Latest Maturity Date of such Refinanced Debt; (iii) such Refinancing Term Loan Indebtedness shall not be required to be repaid, prepaid, redeemed, repurchased or defeased, whether on one or more fixed dates, upon the occurrence of one or more events or at the option of any holder thereof (except, in each case, on the stated final maturity date as permitted pursuant to the preceding clause (ii) or upon the occurrence of an event of default, asset sale or a change in control or as and to the extent such repayment, prepayment, redemption, repurchase or defeasance would have been required pursuant to the terms of such Refinanced Debt) prior to the earlier of (A) the latest stated final maturity of such Refinanced Debt and (B) 91 days after the Latest Maturity Date in effect on the date of such extension, renewal or refinancing; provided that, notwithstanding the foregoing, scheduled amortization payments (however denominated) of such Refinancing Term Loan Indebtedness in the form of Refinancing Term Loans shall be permitted so long as the Weighted Average Yield of such Refinancing Term Loan Indebtedness in the form of Refinancing Term Loans shall be no shorter than the Weighted Average Yield of such Refinanced Debt remaining as of the date of such extension, replacement or refinancing; (iv) such Refinancing Term Loan Indebtedness shall not constitute an obligation (including pursuant to a Guarantee) of the Borrowers or any Subsidiary, in each case that shall not have been (or, in the case of after-acquired Subsidiaries, shall not have been required to become pursuant to the terms of the Refinanced Debt) an obligor in respect of such Refinanced Debt, and, in each case, shall constitute an obligation of the Borrowers or such Subsidiary to the extent of their obligations in respect of such Refinanced Debt; (v) in the case of Refinancing Term Loans, such Refinancing Term Loan Indebtedness shall contain terms and conditions that are not materially more favorable (when taken as a whole) to the investors providing such Refinancing Term Loan Indebtedness than those applicable to the existing Term Loans of the applicable class of such Term Loans being refinanced (other than (A) with respect to pricing, maturity and amortization and (B) covenants or other provisions applicable only to periods after the Latest Maturity Date) on the date such Refinancing Term Loan Indebtedness is incurred; (vi) the minimum aggregate principal amount of such Refinancing Term Loan Indebtedness shall be $100,000,000; and (vii) and, to the extent the terms are not specified herein or in the Term Loan Agreement, the Refinancing Term Loan Indebtedness shall be on terms not otherwise materially adverse to the Lenders.

“Refinancing Term Loans” means one or more classes of term loans incurred by the Company under the Term Loan Agreement pursuant to a Refinancing Facility Agreement; provided that such Indebtedness constitutes Refinancing Term Loan Indebtedness in respect of Term Loans (including portions of classes of Term Loans).

“Register” has the meaning assigned to such term in Section 12.04(b).

“Related Parties” means, with respect to any specified Person, such Person’s Affiliates and the respective directors, officers, employees, agents, trustees, managers, advisors, representatives and controlling persons of such Person.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment (including ambient air, surface water, groundwater, land surface or subsurface strata) or within or upon any building, structure, facility or fixture.

“Rent Reserve” means a reserve established by the Administrative Agent in respect of rent payments or warehouse payments made by a Borrower for each location at which Inventory of a Borrower is located that is not subject to a Collateral Access Agreement equal to three times the monthly gross rent or warehouse payments for each such location, as adjusted from time to time by the Administrative Agent in its Permitted Discretion.

“Replaced Lender” shall have the meaning provided in Section 2.13(a).

“Replacement Lender” shall have the meaning provided in Section 2.13(a).

“Required Lenders” means, at any time, Non-Defaulting Lenders the sum of whose outstanding Revolving Loan Commitments at such time (or, after the termination thereof, whose outstanding Individual Exposures) represents at least a majority of the sum of the Revolving Loan Commitments (or, after the termination thereof, the outstanding Individual Exposures) of all Non-Defaulting Lenders in effect at such time.

“Requirement of Law” means, with respect to any Person, (a) the charter, articles or certificate of organization or incorporation and bylaws or other organizational or governing documents of such Person and (b) any law (including common law), statute, ordinance, treaty, rule, regulation, order, decree, writ, injunction, settlement agreement or determination of any arbitrator or court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Reserve Percentage” means the reserve percentage (expressed as a decimal, rounded up to the nearest 1/8th of 1%) applicable to member banks under regulations issued from time to time by the Board for determining the maximum reserve requirement (including any emergency, supplemental or other marginal reserve requirement) with respect to Eurocurrency funding (currently referred to as “Eurocurrency liabilities”).

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) by Holdings, the Company or any Subsidiary with respect to its Equity Interests, or any payment or distribution (whether in cash, securities or other property) by Holdings, the Company or any Subsidiary, including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancelation or termination of its Equity Interests.

“Revolving Commitment Termination Date” means earliest to occur of (a) the Maturity Date and (b) the termination or reduction to zero of the Total Revolving Loan Commitment for any reason whatsoever, including pursuant to Section 10.01.

“Revolving Loan” shall have the meaning provided in Section 2.01(a) but shall not include Swingline Loans.

“Revolving Loan Commitment” means, for each Lender, the amount set forth opposite such Lender’s name in Schedule 1.01(c) directly below the column entitled “Revolving Loan Commitment”, as same may be (x) reduced from time to time or terminated pursuant to Sections 4.02, 4.03 and/or 10.01, as applicable, (y) adjusted from time to time as a result of assignments to or from such Lender pursuant to Section 2.13 or 12.04(b) or (z) increased from time to time pursuant to Section 2.14.

“Revolving Note” shall have the meaning provided in Section 2.05(a).

“RL Percentage” means, when used with respect to any Lender, a fraction (expressed as a percentage), the numerator of which is the Revolving Loan Commitment of such Lender and the denominator of which is the Total Revolving Loan Commitment at such time, provided that if such RL Percentage of any such Lender is to be determined after the Revolving Commitment Termination Date, then the RL Percentage of such Lender shall be determined using the terminated Commitments as in effect immediately prior (and without giving effect) to such termination (but giving effect to subsequent assignments effected in accordance with the relevant requirements of this Agreement).

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“SEC” means the United States Securities and Exchange Commission or any Governmental Authority succeeding to any of its principal functions.

“Secured Parties” means, collectively, (a) the Lenders, (b) the Administrative Agent, (c) each provider of Cash Management Services the obligations under which constitute Qualified Secured Cash Management Obligations, (d) each counterparty to any Hedging Agreement the obligations under which constitute Qualified Secured Hedging Obligations, and (e) the successors and assigns of each of the foregoing.

“Securities Act” means the United States Securities Act of 1933.

“Security Documents” means the Collateral Agreement, the Mortgages, the Control Agreements, and each other security agreement or other instrument or document executed and delivered pursuant to any of the foregoing or pursuant to Section 8.15 to secure any of the Obligations.

“Senior Unsecured Notes” means (a) the senior unsecured notes due 2021 issued by the Company on the Effective Date and (b) any senior unsecured notes that are registered under the Securities Act and issued in exchange for the senior unsecured notes described in clause (a) of this definition.

“Senior Unsecured Notes Documents” means the Senior Unsecured Notes Indenture, all instruments, agreements and other documents evidencing or governing the Senior Unsecured Notes, providing for any Guarantee or other right in respect thereof, and all schedules, exhibits and annexes to each of the foregoing.

“Senior Unsecured Notes Indenture” means the Indenture dated as of April 25, 2013, among the Company, Holdings, the Subsidiaries listed therein and Wilmington Trust, National Association, as trustee, in respect of the Senior Unsecured Notes.

“Settlement Date” shall have the meaning provided in Section 2.04(b)(i).

“Sponsor” means The Cypress Group L.L.C.

“Stated Amount” of each Letter of Credit shall mean, at any time, the maximum amount available to be drawn thereunder (in each case determined without regard to whether any conditions to drawing could then be met).

“subsidiary” means, with respect to any Person (the “parent”) at any date, any corporation, limited liability company, partnership, association or other business entity of which a majority of the shares or securities or other interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, by such Person.

“Subsidiary” means any subsidiary of the Company.

“Subsidiary Loan Party” means each Subsidiary that is or, after the date hereof, becomes a party to the Collateral Agreement.

“Supermajority Lenders” means, at any time, Non-Defaulting Lenders the sum of whose outstanding Revolving Loan Commitments at such time represents at least 66 2/3% of the sum of the Revolving Loan Commitments of all Non-Defaulting Lenders in effect at such time.

“Supplemental Perfection Certificate” means a certificate in the form of Exhibit G or any other form approved by the Administrative Agent.

“Swap Obligations” means, with respect to Holdings or any Subsidiary Loan Party, an obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of § 1a(47) of the Commodity Exchange Act.

“Swingline Expiry Date” means the earlier of (a) that date which is five Business Days prior to the Maturity Date and (b) the Revolving Commitment Termination Date.

“Swingline Lender” means the Administrative Agent, in its capacity as Swingline Lender hereunder.

“Swingline Loan” shall have the meaning provided in Section 2.01(b).

“Syndication Agents” means Barclays and Wells Fargo.

“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Term Loan Agent” means the “Administrative Agent” as defined in the Term Loan Agreement.

“Term Loan Agreement” means the Credit Agreement, dated as of April 25, 2013, among Holdings, the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent, as amended, supplemented or otherwise modified from time to time in accordance with the terms hereof.

“Term Loan Documents” means the “Loan Documents” as defined in the Term Loan Agreement.

“Term Loan Priority Collateral” has the meaning set forth in the Intercreditor Agreement.

“Term Loans” means, collectively, the Tranche B-1 Term Loans, the Tranche B-2 Term Loans (in each case, as defined in the Term Loan Agreement), any Incremental Term Loans and any Alternative Incremental Term Facility Debt, together with any Refinancing Term Loan Indebtedness relating thereto.

“Test Period” means, for the purpose of calculating the Consolidated Fixed Charge Coverage Ratio for any purpose, each period of twelve consecutive calendar months (or, if less, a period of such shorter number of months as shall have then elapsed from and including the month ending January 31, 2013) of Holdings then last ended, in each case taken as one accounting period and, for any other purpose, each period of four consecutive fiscal quarters of Holdings then last ended, in each case, taken as one accounting period.

“Total Leverage Ratio” means, as of the last day of any fiscal quarter, the ratio of (a) Consolidated Net Debt to (b) Consolidated EBITDA for the four consecutive fiscal quarters of Holdings ended on such date.

“Total Revolving Loan Commitment” means, at any time, the sum of all Revolving Loan Commitments of the Lenders at such time.

“Total Unutilized Revolving Loan Commitment” means, at any time, an amount equal to the remainder of (a) the Total Revolving Loan Commitment in effect at such time less (b) the Aggregate Exposure at such time.

“Transaction Costs” means all fees, costs and expenses incurred or payable by Holdings, the Borrowers or any Subsidiary in connection with the Transactions.

“Transactions” means, collectively, (a) the execution, delivery and performance by each Loan Party of the Loan Documents (including this Agreement) to which it is to be a party and the borrowing of Loans, (b) the execution, delivery and performance by each Loan Party of the Term Loan Documents (including the Term Loan Agreement) to which it is to be a party and the borrowing of any loans thereunder on the Effective Date, (c) the execution, delivery and performance by each Loan Party of the Senior Unsecured Notes Documents to which it is to be a party and the issuance of the Senior Unsecured Notes, (d) the repayment of the Existing Indebtedness, (e) the payment of the Effective Date Dividend, (f) the Dana Seller Note Payment, (g) the repayment of the outstanding Preferred Equity of Parent and (h) the payment of the Transaction Costs.

“Trigger Period” means the period (a) commencing on the day that either an Event of Default occurs or Excess Availability is less than the greater of (i) 10.0% of the Borrowing Base in effect at such time and (ii) $15,000,000 (the “Threshold Amount”) at any time; and (b) continuing thereafter until no Event of Default has existed and Excess Availability has been greater than the applicable Threshold Amount at all times, in each case, for 30 consecutive days.

“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to LIBOR or the Base Rate.

“UCC” means the Uniform Commercial Code as from time to time in effect in the relevant jurisdiction.

“United States” and “U.S.” shall each mean the United States of America.

“Unpaid Drawing” shall have the meaning provided in Section 3.05(a).

“U.S. Dollar Equivalent” of an amount denominated in a currency other than U.S. Dollars shall mean, at any time for the determination thereof, the amount of U.S. Dollars which could be purchased with the amount of such currency involved in such computation at the spot exchange rate therefor as quoted by the Administrative Agent as of 11:00 A.M. (New York time) on the date two Business Days prior to the date of any determination thereof for purchase on such date; provided that for purposes of (x) determining compliance with Sections 5.02(b) and 7.02 and (y) calculating Fees pursuant to Section 4.01 (except Fees which are expressly required to be paid in a currency other than U.S. Dollars pursuant to Section 4.01), the U.S. Dollar Equivalent of any amounts denominated in a currency other than U.S. Dollars shall be revalued on a monthly basis using the spot exchange rates therefor as quoted in the Wall Street Journal (or, if same does not provide such exchange rates, on such other customary basis as is reasonably satisfactory to the Administrative Agent) on the last Business Day of each calendar month.

“U.S. Person” means a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“U.S. Tax Compliance Certificate” has the meaning assigned to such term in Section 5.04(f)(ii)(B)(3).

“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

“Value” means, (a) for Inventory, its value determined on the basis of the lower of cost or market, calculated on a first-in, first-out basis, and excluding any reserves established by the Loan Parties and any portion of cost attributable to intercompany profit among the Loan Parties; and (b) for an Account, shall have the meaning set forth in the preamble of the definition of “Eligible Accounts”.

“Voting Equity Interests” of any Person means the Equity Interests of such Person ordinarily having the power to vote for the election of the directors of such Person.

“Weighted Average Yield” shall be as defined in the Term Loan Agreement.

“Wells Fargo” means Wells Fargo Capital Finance, LLC.

“wholly owned Subsidiary” means, with respect to any Person at any date, a subsidiary of such Person of which securities or other ownership interests representing 100% of the Equity Interests (other than directors’ qualifying shares) are, as of such date, owned, controlled or held by such Person or one or more wholly owned Subsidiaries of such Person or by such Person and one or more wholly owned Subsidiaries of such Person.

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

“Withholding Agent” means any Loan Party, the Administrative Agent and, in the case of any U.S. Federal withholding Tax, any other withholding agent, if applicable.

SECTION 1.02. Uniform Commercial Code. Unless otherwise defined herein or in the other Loan Documents, terms used herein which are defined in the UCC as in effect in the State of New York from time to time are used herein as therein defined.

SECTION 1.03. Terms Generally. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. Unless the context requires otherwise or except as expressly provided herein, (a) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, amended and restated, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth in the Loan Documents), (b) any definition of or reference to any statute, rule or regulation shall be construed as referring thereto as from time to time amended, supplemented or otherwise modified (including by succession of comparable successor laws), unless otherwise expressly stated to the contrary, (c) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (d) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof, (e) all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement and (f) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.

SECTION 1.04. Accounting Terms; GAAP. Except as otherwise expressly provided herein, all terms of an accounting or financial nature shall be construed in accordance with GAAP, as in effect from time to time; provided that (i) if the Company notifies the Administrative Agent that the Company requests an amendment to any provision (including any definition) hereof to eliminate the effect of any change occurring after the date hereof in GAAP or in the application thereof on the operation of such provision (or if the Administrative Agent notifies the Company that the Required Lenders request an amendment to any provision hereof for such purpose), regardless of whether any such notice is given before or after such change in GAAP or in the application thereof, then such provision shall be interpreted on the basis of GAAP as in effect and applied immediately before such change shall have become effective until such notice shall have been withdrawn or such provision amended in accordance herewith, (ii) notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to any election under Statement of Financial Accounting Standards 159, The Fair Value Option for Financial Assets and Financial Liabilities, or any successor thereto (including pursuant to Accounting Standard Codifications), to value any Indebtedness of Holdings, the Borrowers or any Subsidiary at “fair value”, as defined therein, and (iii) notwithstanding any change in GAAP after the Effective Date which would have the effect of treating any lease properly accounted for as an operating lease prior to such accounting change as a capital lease after giving effect to any such accounting change, for all purposes of calculating Indebtedness for any purpose under this Agreement, the Loan Parties shall continue to make such determinations and calculations with respect to all leases (whether then in existence or thereafter entered into) in accordance with GAAP (as it relates to such issue) as in effect prior to such change and consistent with their past practices.

SECTION 1.05. Pro Forma Calculations. With respect to any period during which any Permitted Acquisition or Permitted Foreign Acquisition or any sale, transfer or other disposition of any Equity Interests in a Subsidiary or all or substantially all the assets of a Subsidiary or division or line of business of a Subsidiary outside the ordinary course of business occurs, for purposes of determining compliance with the covenants contained in Sections 9.01(a)(xix), 9.01(a)(xx), 9.04(r) and 9.08(a)(iii) or otherwise for purposes of determining the Total Leverage Ratio and Consolidated EBITDA, calculations with respect to such period shall be made on a Pro Forma Basis.

ARTICLE II

The Credits

SECTION 2.01. Commitments. (a) Subject to and upon the terms and conditions set forth herein (including, without limitation, the conditions set forth in Article VII, each Lender severally agrees to make, at any time and from time to time on or after the Effective Date and prior to the Revolving Commitment Termination Date, revolving loans to the Borrowers (on a joint and several basis) (each, a “Revolving Loan” and, collectively, the “Revolving Loans”), which Revolving Loans:

(i) shall be made and maintained in U.S. Dollars;

(ii) except as hereafter provided, shall, at the option of the Borrowers, be incurred and maintained as, and/or converted into, one or more Borrowings of Base Rate Loans or LIBOR Loans; provided that, except as otherwise specifically provided in Section 2.10(b), all Revolving Loans made as part of the same Borrowing shall at all times consist of Revolving Loans of the same Type;

(iii) may be repaid and reborrowed in accordance with the provisions hereof; and

(iv) shall not be made (and shall not be required to be made) by any Lender in any instance where the incurrence thereof (after giving effect to the use of the proceeds thereof on the date of the incurrence thereof to repay any amounts theretofore outstanding pursuant to this Agreement) would cause (x) the Individual Exposure of such Lender to exceed the amount of its Revolving Loan Commitment at such time or (y) the Aggregate Exposure to exceed the Borrowing Base.

(b) Subject to and upon the terms and conditions set forth herein (including, without limitation, the conditions set forth in Article VII), the Swingline Lender agrees to make, at any time and from time to time on or after the Effective Date and prior to the Swingline Expiry Date a revolving loan or revolving loans to the Borrowers (on a joint and several basis) (each, a “Swingline Loan” and, collectively, the “Swingline Loans”), which Swingline Loans:

(i) shall be made and maintained in U.S. Dollars;

(ii) shall be made and maintained as Base Rate Loans;

(iii) may be repaid and reborrowed in accordance with the provisions hereof;

(iv) shall not be made (and shall not be required to be made) by any Lender in any instance where the incurrence thereof (after giving effect to the use of the proceeds thereof on the date of the incurrence thereof to repay any amounts theretofore outstanding pursuant to this Agreement) would cause (x) the Individual Exposure of such Lender to exceed the amount of its Revolving Loan Commitment at such time, or (y) the Aggregate Exposure to exceed the Borrowing Base; and

(v) shall not exceed in aggregate principal amount at any time outstanding the Maximum Swingline Amount.

Notwithstanding anything to the contrary contained in this Section 2.01(b), (I) the Swingline Lender shall not be obligated to make any Swingline Loans at a time when a Lender Default exists unless the Swingline Lender has entered into arrangements satisfactory to it and the Borrowers eliminate the Swingline Lender’s risk with respect to the Defaulting Lender’s or Defaulting Lenders’ participation in such Swingline Loans, including by cash collateralizing such Defaulting Lender’s or Defaulting Lenders’ RL Percentage of the outstanding Swingline Loans, and (II) the Swingline Lender shall not make any Swingline Loan after it has received written notice from any Borrower, any other Loan Party or the Required Lenders stating that a Default exists and is continuing until such time as the Swingline Lender shall have received written notice (A) of rescission of all such notices from the party or parties originally delivering such notice or notices or (B) of the waiver of such Default by the Required Lenders.

(c) The Swingline Lender (x) may, in its sole discretion, on any Business Day, and (y) shall, on the last Business Day of each week, give notice to the Lenders that the Swingline Lender’s outstanding Swingline Loans shall be funded with one or more Borrowings of Revolving Loans (provided that such notice shall be deemed to have been automatically given upon the occurrence of a Default under Section 10.01(h) or (i) or upon the exercise of any of the remedies provided in the last paragraph of Section 10.01), in which case one or more Borrowings of Revolving Loans constituting Base Rate Loans (each such Borrowing, a “Mandatory Borrowing”), shall be made on the immediately succeeding Business Day by all Lenders pro rata based on each such Lender’s RL Percentage (determined before giving effect to any termination of the Revolving Loan Commitments pursuant to the last paragraph of Section 10.01) and the proceeds thereof shall be applied directly by the Swingline Lender to repay the Swingline Lender for such outstanding Swingline Loans. Each Lender hereby irrevocably agrees to make Revolving Loans upon one Business Day’s notice pursuant to each Mandatory Borrowing in the amount and in the manner specified in the preceding sentence and on the date specified in writing by the Swingline Lender notwithstanding (i) that the amount of the Mandatory Borrowing may not comply with the Minimum Borrowing Amount otherwise required hereunder, (ii) whether any conditions specified in Section 7.02 are then satisfied, (iii) whether a Default then exists, (iv) the date of such Mandatory Borrowing, and (v) the amount of the Borrowing Base or its Revolving Loan Commitment at such time. In the event that any Mandatory Borrowing cannot for any reason be made on the date otherwise required above (including, without limitation, as a result of the commencement of an insolvency proceeding with respect to any Borrower), then each Lender hereby agrees that it shall forthwith purchase (as of the date the Mandatory Borrowing would otherwise have occurred, but adjusted for any payments received from any Borrower on or after such date and prior to such purchase) from the Swingline Lender such participations in the outstanding Swingline Loans as shall be necessary to cause the Lenders to share in such Swingline Loans ratably based upon their respective RL Percentages (determined before giving effect to any termination of the Revolving Loan

Commitments pursuant to the last paragraph of Section 10.01), provided that (x) all interest payable on the Swingline Loans shall be for the account of the Swingline Lender until the date as of which the respective participation is required to be purchased and, to the extent attributable to the purchased participation, shall be payable to the participant from and after such date and (y) at the time any purchase of participations pursuant to this sentence is actually made, the purchasing Lender shall be required to pay the Swingline Lender interest on the principal amount of participation purchased for each day from and including the day upon which the Mandatory Borrowing would otherwise have occurred to but excluding the date of payment for such participation, at the overnight Federal Funds Rate for the first three days and at the interest rate otherwise applicable to Revolving Loans maintained as Base Rate Loans hereunder for each day thereafter.

(d) Notwithstanding anything to the contrary in Section 2.01(a) or (b), Section 7.02(c) or elsewhere in this Agreement, the Administrative Agent shall have the right to establish reserves in such amounts, and with respect to such matters, as the Administrative Agent in its Permitted Discretion shall deem necessary or appropriate, against the Borrowing Base (which reserves shall reduce the Borrowing Base in an amount equal to such reserves).

(e) In the event that the Borrowers are unable to comply with the conditions precedent to the making of Revolving Loans set forth in Section 7.02 (including, without limitation, the Borrowing Base limitations set forth in Section 7.02(c)), the Lenders, subject to the immediately succeeding proviso, hereby authorize the Administrative Agent, for the account of the Lenders, to make Revolving Loans to or for the account of the Borrowers (on a joint and several basis), solely in the event that the Administrative Agent in its Permitted Discretion deems necessary or desirable (A) to preserve or protect the Collateral, or any portion thereof, (B) to enhance the likelihood of repayment of the Obligations, or (C) to pay any other amount chargeable to the Loan Parties pursuant to the terms of this Agreement, including, without limitation, expenses and Fees, which Revolving Loans may only be made as Base Rate Loans (each, an “Agent Advance”), for a period commencing on the date the Administrative Agent first receives a Notice of Borrowing requesting an Agent Advance until the earliest of (x) the twentieth Business Day after such date, (y) the date the Borrowers are again able to comply with the Borrowing Base limitations and the conditions precedent to the making of Revolving Loans, or obtains an amendment or waiver with respect thereto and (z) the date the Required Lenders instruct the Administrative Agent to cease making Agent Advances; provided that the Administrative Agent shall not make any Agent Advance to the extent that at the time of the making of such Agent Advance, the amount of such Agent Advance (I) when added to the aggregate outstanding amount of all other Agent Advances made to the Borrowers at such time, would exceed 5% of the Borrowing Base at such time (based on the Borrowing Base Certificate last delivered), or (II) when added to the Aggregate Exposure as then in effect (immediately prior to the incurrence of such Agent Advance), would exceed the Total Revolving Loan Commitment at such time, or (III) the making of such Agent Advance would cause the aggregate amount of Agent Advances and Overadvance Loans outstanding at any time to exceed $15,000,000. Agent Advances may be made by the Administrative Agent in its sole discretion and the Borrowers shall have no right whatsoever to require that any Agent Advances be made. Agent Advances will be subject to periodic settlement with the Lenders pursuant to Section 2.04(b).

(f) In the event that the Borrowers are unable to request a Revolving Loan because an Overadvance would result therefrom, the Lenders, subject to the immediately succeeding proviso, hereby authorize the Administrative Agent, for the account of the Lenders, to nevertheless make Revolving Loans to the Borrowers (on a joint and several basis) (each an “Overadvance Loan”), which Overadvance Loan or any such Overadvance shall be repayable by the Borrowers on demand by the Administrative Agent, but all such Overadvance Loans shall nevertheless constitute Obligations secured by the Collateral and entitled to all benefits of the Loan Documents. Unless its authority has been revoked in writing by the Required Lenders, the Administrative Agent may require the Lenders to honor requests for Overadvance Loans and to forbear from requiring the Borrowers to cure an Overadvance, (a) when no other Event of Default is known to the Administrative Agent, as long as (i) the Overadvance does not continue for more than 30 consecutive days (and no Overadvance Loan may exist for at least five consecutive days thereafter before any further Overadvance Loan to any of the Borrowers is required), and (ii) the Overadvance Loan is not known by the Administrative Agent to exceed an aggregate amount of $10,000,000, and (b) regardless of whether an Event of Default exists, if the Administrative Agent discovers an Overadvance not previously known by it to exist, as long as from the date of such discovery the Overadvance (i) is not increased to an amount more than $10,000,000, and (ii) does not continue for more than 30 consecutive days. In no event shall any Overadvance Loan be required that would cause (x) the Aggregate Exposure to exceed the Total Revolving Loan Commitment, minus the LC Reserve, minus the Qualified Secured Hedging Agreement Reserve, minus the Qualified Secured Cash Management Agreement Reserve, minus the Rent Reserve, minus such additional commitment reserves as may then be in effect, or (y) the aggregate amount of Agent Advances and Overadvance Loans outstanding at any time to exceed $15,000,000. Any funding of an Overadvance Loan or sufferance of an Overadvance shall not constitute a waiver by the Administrative Agent or applicable Lenders of the Event of Default caused thereby. In no event shall any Borrower or other Loan Party be deemed a beneficiary of this Section 2.01 nor authorized to enforce any of its terms.

SECTION 2.02. Minimum Amount of Each Borrowing. The aggregate principal amount of each Borrowing of Loans shall not be less than the Minimum Borrowing Amount applicable thereto; provided that there is no minimum borrowing amount for Swingline Loans. More than one Borrowing may occur on the same date, but at no time shall there be outstanding more than eight (8) Borrowings of LIBOR Loans with different Interest Periods (or such greater number of Borrowings of LIBOR Loans as may be agreed to from time to time by the Administrative Agent).

SECTION 2.03. Notice of Borrowing.

(a) Whenever a Borrower desires to borrow (i) LIBOR Loans hereunder, the Company, on behalf of such Borrower, shall give the Administrative Agent notice of such requested Borrowing at the Notice Office by no later than 11:00 A.M. (New York City time) at least three Business Days’ prior to the requested date of borrowing for such LIBOR Loan or (ii) Base Rate Loans (including Agent Advances, but excluding Swingline Loans and Revolving Loans made pursuant to a Mandatory Borrowing) hereunder, the Company on behalf of such Borrower shall give the Administrative Agent notice of such requested Borrowing at the Notice Office by no later than 11:00 A.M. (New York City time) at least one Business Day prior to the requested date of borrowing for such Base Rate Loan; provided that any such notice given later than 11:00 a.m. (New York City time) on any date shall be deemed to have been given on the immediately succeeding Business Day. Each such notice (each, a “Notice of Borrowing”), except as otherwise expressly provided in Section 2.10, shall be irrevocable and shall be in writing, or by telephone promptly confirmed in writing as aforesaid, substantially in the form of Exhibit H-1, signed by an Authorized Officer of the Company to specify: (i) the aggregate principal amount of the Revolving Loans to be incurred pursuant to such Borrowing, (ii) the date of such Borrowing (which shall be a Business Day), (iii) whether the Revolving Loans made pursuant to such Borrowing constitute Agent Advances (it being understood that the Administrative Agent shall be under no obligation to make such Agent Advance), (iv) in the case of Revolving Loans, whether the Revolving Loans being incurred pursuant to such Borrowing are to be initially maintained as Base Rate Loans or, to the extent permitted hereunder, LIBOR Loans, and (v) in the case of LIBOR Loans, the initial Interest Period to be applicable thereto (which shall comply with the requirements of Section 2.09). Except in the case of Agent Advances, the Administrative Agent shall promptly give each Lender notice of such proposed Borrowing, of such Lender’s proportionate share thereof and of the other matters required by the immediately preceding sentence to be specified in the Notice of Borrowing.

(b) (i) Whenever a Borrower desires to incur Swingline Loans hereunder, the Company, for and on behalf of such Borrower, shall give the Swingline Lender no later than 1:00 P.M. (New York City time) on the date that a Swingline Loan is to be incurred, written notice or telephonic notice promptly confirmed in writing of each Swingline Loan to be incurred hereunder. Each such notice shall be irrevocable and specify in each case (A) the date of Borrowing (which shall be a Business Day) and (B) the aggregate principal amount of the Swingline Loans to be incurred pursuant to such Borrowing.

(ii) Mandatory Borrowings shall be made upon the notice specified in Section 2.01(c), with each Borrower irrevocably agreeing, by its incurrence of any Swingline Loan, to the making of the Mandatory Borrowings as set forth in Section 2.01(c).

(c) Without in any way limiting the obligation of any Borrower to confirm in writing any telephonic notice of any Borrowing or prepayment of Loans, the Administrative Agent or the Swingline Lender, as the case may be, may act without liability upon the basis of telephonic notice of such Borrowing or prepayment, as the case may be, believed by the Administrative Agent or the Swingline Lender, as the case may be, in good faith to be from an Authorized Officer of such Borrower, prior to receipt of written confirmation. In each such case, such Borrower hereby waives the right to dispute the Administrative Agent’s or the Swingline Lender’s record of the terms of such telephonic notice of such Borrowing or prepayment of Loans, as the case may be, absent manifest error.

SECTION 2.04. Disbursement of Funds.

(a) No later than 1:00 P.M. (New York City time) on the date specified in each Notice of Borrowing (or (x) in the case of Swingline Loans, no later than 4:00 P.M. (New York City time) on the date specified pursuant to Section 2.03(b) or (y) in the case of Mandatory Borrowings, no later than 1:00 P.M. (New York City time) on the date specified in Section

2.01(c)), each Lender will make available its pro rata portion (determined in accordance with Section 2.07) of each such Borrowing requested to be made on such date. All such amounts will be made available in U.S. Dollars and in immediately available funds at the Payment Office, and the Administrative Agent will make available to the relevant Borrower or Borrowers at the Payment Office the aggregate of the amounts so made available by such Lenders (or in the case of Swingline Loans, the Swingline Lender will make available the full amount thereof). Unless the Administrative Agent shall have been notified by any Lender prior to the date of Borrowing that such Lender does not intend to make available to the Administrative Agent such Lender’s portion of any Borrowing to be made on such date, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on such date of Borrowing and the Administrative Agent may (but shall not be obligated to), in reliance upon such assumption, make available to the relevant Borrower or Borrowers a corresponding amount. If such corresponding amount is not in fact made available to the Administrative Agent by such Lender, the Administrative Agent shall be entitled to recover such corresponding amount on demand from such Lender. If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent’s demand therefor, the Administrative Agent shall promptly notify the Company, for and on behalf of the Borrowers (jointly and severally), and the Borrowers shall immediately pay such corresponding amount to the Administrative Agent. The Administrative Agent also shall be entitled to recover on demand from such Lender or the Borrowers (jointly and severally), as the case may be but without duplication, interest on such corresponding amount in respect of each day from the date such corresponding amount was made available by the Administrative Agent to the Borrowers until the date such corresponding amount is recovered by the Administrative Agent, at a rate per annum equal to (i) if recovered from such Lender, the overnight Federal Funds Rate for the first three days and at the interest rate otherwise applicable to such Loans for each day thereafter and (ii) if recovered from the Borrowers, the rate of interest applicable to the respective Borrowing, as determined pursuant to Section 2.08. Nothing in this Section 2.04 shall be deemed to relieve any Lender from its obligation to make Loans hereunder or to prejudice any rights which any Borrower may have against any Lender as a result of any failure by such Lender to make Loans hereunder.

(b) Agent Advances and Overadvance Loans made pursuant to Section 2.01(e) or Section 2.01(f) shall be subject to periodic settlement as follows:

(i) The amount of each Lender’s RL Percentage of Revolving Loans shall be computed weekly (or more frequently in the Administrative Agent’s sole discretion) and shall be adjusted upward or downward on the basis of the amount of such outstanding Revolving Loans as of 5:00 P.M. (New York time) on the last Business Day of each week, or such other period specified by the Administrative Agent (each such date, a “Settlement Date”). Such Lenders shall transfer to the Administrative Agent, or the Administrative Agent shall transfer to such Lenders, such amounts as are necessary so that (after giving effect to all such transfers) the amount of such Lender’s RL Percentage of Revolving Loans made by each such Lender shall be equal to such Lender’s RL Percentage of the aggregate amount of such Revolving Loans outstanding as of such Settlement Date. If a notice from the Administrative Agent of any such necessary transfer is received by a Lender on or prior to 12:00 Noon (New York time) on any Business Day, then such Lender shall make transfers described above in immediately available funds no later than 3:00 P.M. (New York time) on the day such notice was received; and if such notice is received by a Lender after 12:00 Noon (New York time) on any Business Day, such Lender shall make such transfers no later than 1:00 P.M. (New York time) on the next succeeding Business Day. The obligation of each of the Lenders to transfer such funds shall be irrevocable and unconditional and without recourse to, or without representation or warranty by, the Administrative Agent, and without regard as to whether the conditions set forth in Section 7.02 shall then be satisfied. Each of the Administrative Agent and each Lender agrees and the Lenders agree to mark their respective books and records on each Settlement Date to show at all times the dollar amount of their respective RL Percentage of all such outstanding Revolving Loans on such date.

(ii) To the extent that the settlement described in preceding clause (i) shall not yet have occurred with respect to any particular Settlement Date, upon any repayment of Revolving Loans by any Loan Party prior to such settlement, the Administrative Agent may apply such amounts repaid directly to the amounts that would otherwise be made available by the Administrative Agent pursuant to this Section 2.04(b).

(iii) Because the Administrative Agent on behalf of the Lenders may be advancing and/or may be repaid Revolving Loans prior to the time when the Lenders will actually advance and/or be repaid Revolving Loans, interest with respect to Revolving Loans shall be allocated by the Administrative Agent to each Lender and the Administrative Agent in accordance with the amount of Revolving Loans actually advanced by and repaid to each Lender and the Administrative Agent and shall accrue from and including the date such Revolving Loans are so advanced to but excluding the date such Revolving Loans are repaid by the Borrowers in accordance with the terms of this Agreement or actually settled by the Administrative Agent or the applicable Lender as described in this Section 2.04(b).

SECTION 2.05. Notes.

(a) Each Borrower’s obligation to pay the principal of, and interest on, the Loans made by each Lender shall be evidenced in the Register maintained by the Administrative Agent pursuant to Section 12.04(b)(iv) and shall, if requested by such Lender, also be evidenced (i) in the case of Revolving Loans, by a promissory note duly executed and delivered by each Borrower substantially in the form of Exhibit I-1, with blanks appropriately completed in conformity herewith (each, a “Revolving Note” and, collectively, the “Revolving Notes”), and (ii) in the case of Swingline Loans, by a promissory note duly executed and delivered by each Borrower substantially in the form of Exhibit I-2, with blanks appropriately completed in conformity herewith (the “Swingline Note”).

(b) Each Lender will note on its internal records the amount of each Loan made by it and each payment in respect thereof and prior to any transfer of any of its Notes will endorse on the reverse side thereof the outstanding principal amount of Loans evidenced thereby. Failure to make any such notation or any error in such notation shall not affect any Borrower’s obligations in respect of such Loans.

(c) Notwithstanding anything to the contrary contained above in this Section 2.05 or elsewhere in this Agreement, Notes shall only be delivered to Lenders which at any time specifically request the delivery of such Notes. No failure of any Lender to request, obtain, maintain or produce a Note evidencing its Loans to any Borrower shall affect, or in any manner impair, the obligations of any applicable Borrower to pay the Loans (and all related Obligations) incurred by such Borrower which would otherwise be evidenced thereby in accordance with the requirements of this Agreement, and shall not in any way affect the security or guaranties therefor provided pursuant to any Loan Document. Any Lender which does not have a Note evidencing its outstanding Loans shall in no event be required to make the notations otherwise described in preceding clause (b). At any time when any Lender requests the delivery of a Note to evidence any of its Loans, the applicable Borrower or Borrowers shall promptly execute and deliver to the respective Lender the requested Note in the appropriate amount or amounts to evidence such Loans.

SECTION 2.06. Conversions. Each Borrower shall have the option to convert, on any Business Day, all or a portion equal to at least the Minimum Borrowing Amount of the outstanding principal amount of Revolving Loans made pursuant to one or more Borrowings of one or more Types of Revolving Loans into a Borrowing of another Type of Revolving Loan; provided that, (i) except as otherwise provided in Section 2.10(b) or upon payment of any costs required to be paid pursuant to Section 2.11, LIBOR Loans may be converted into Base Rate Loans only on the last day of an Interest Period applicable to the LIBOR Loans being converted and no such partial conversion of LIBOR Loans shall reduce the outstanding principal amount of such LIBOR Loans made pursuant to a single Borrowing to less than the Minimum Borrowing Amount applicable thereto, (ii) following notice by the Administrative Agent or the Required Lenders to the Company during the continuation of any Default (although no such notice shall be required following any Default under Section 10.01(h) or (i)), (x) Base Rate Loans may not be converted into LIBOR Loans and (y) no LIBOR Loan may be continued as a LIBOR Loan, and (iii) no conversion pursuant to this Section 2.06 shall result in a greater number of Borrowings of LIBOR Loans than is permitted under Section 2.02. Each such conversion shall be effected by the respective Borrower by giving the Administrative Agent at the Notice Office prior to 11:00 A.M. (New York City time) at least (i) in the case of conversions of Base Rate Loans into LIBOR Loans, three Business Days’ prior notice and (ii) in the case of conversions of LIBOR Loans into Base Rate Loans, one Business Day’s prior notice (each, a “Notice of Conversion/Continuation”), in each case substantially in the form of Exhibit H-2, appropriately completed to specify the Revolving Loans to be so converted, the Borrowing or Borrowings pursuant to which such Revolving Loans were incurred and, if to be converted into LIBOR Loans, the Interest Period to be initially applicable thereto. Notwithstanding the foregoing, any failure to give notice of the conversion or continuation of a Loan as or into a LIBOR Loan by the times required above, shall result in such Loan being continued or converted into a Base Rate Loan (whether or not so requested by the Company). The Administrative Agent shall give each Lender prompt notice of any such proposed conversion affecting any of its Revolving Loans.

SECTION 2.07. Pro Rata Borrowings. All Borrowings of Revolving Loans under this Agreement shall be incurred from the Lenders pro rata on the basis of their Revolving Loan Commitments, provided that all Mandatory Borrowings shall be incurred from such Lenders pro rata on the basis of their respective RL Percentages. It is understood that no Lender shall be responsible for any default by any other Lender of its obligation to make Loans hereunder and that each Lender shall be obligated to make the Loans provided to be made by it hereunder, regardless of the failure of any other Lender to make its Loans hereunder.

SECTION 2.08. Interest. (a) The Borrowers jointly and severally agree to pay interest in respect of the unpaid principal amount of each Base Rate Loan from the date of Borrowing thereof until the earlier of (i) the repayment in full thereof and (ii) the conversion of such Base Rate Loan to a LIBOR Loan pursuant to Section 2.06 or 2.09, as applicable, at a rate per annum which shall be equal to the sum of the relevant Applicable Margin as in effect from time to time with respect to Base Rate Loans plus the Base Rate, each as in effect from time to time.

(b) The Borrowers jointly and severally agree to pay interest in respect of the unpaid principal amount of each LIBOR Loan from the date of Borrowing thereof until the earlier of (i) the repayment in full thereof and (ii) the conversion of such LIBOR Loan to a Base Rate Loan pursuant to Section 2.06, 2.09 or 2.10, as applicable, at a rate per annum which shall, during each Interest Period applicable thereto, be equal to the sum of the relevant Applicable Margin as in effect with respect to LIBOR Loans from time to time during such Interest Period plus LIBOR for such Interest Period.

(c) If so elected by the Required Lenders following the occurrence and during the continuance of an Event of Default, all Loans and other Obligations will bear interest at a rate 200 basis points in excess of the otherwise applicable rate of interest (the “Default Rate”) for so long as such Event of Default remains outstanding; provided that upon the occurrence and during the continuance of an Event of Default under Section 10.01(a), (b), (h) or (i), the Default Rate shall be implemented automatically without any action or vote of the Administrative Agent or the Lenders. Each Loan Party acknowledges that the cost and expense to Administrative Agent and Lenders due to an Event of Default are difficult to ascertain and that the Default Rate is a fair and reasonable estimate to compensate Administrative Agent and Lenders.

(d) Accrued (and theretofore unpaid) interest shall be payable (i) in respect of each Base Rate Loan, quarterly in arrears on the first day of each fiscal quarter (commencing July 1, 2013), (ii) in respect of each LIBOR Loan, on the last day of each Interest Period applicable thereto and, in the case of an Interest Period in excess of three months, on each date occurring at three month intervals after the first day of such Interest Period and (iii) in respect of each Loan, (x) on the date of any repayment or prepayment thereof (on the amount prepaid or repaid) (except that repayments and prepayments of Base Rate Loans shall not be required to be accompanied by a payment of accrued, and theretofore unpaid, interest thereon, unless either all outstanding Loans of such Type are being repaid or prepaid or the Revolving Commitment Termination Date has occurred or will occur concurrently with such repayment or prepayment), (y) on the Revolving Commitment Termination Date (in the case of all Loans) and (z) after the Revolving Commitment Termination Date (in the case of all Loans), on demand. Notwithstanding the foregoing, interest accrued at the Default Rate shall be due and payable on demand.

(e) Upon each Interest Determination Date, the Administrative Agent shall determine LIBOR for each Interest Period applicable to the respective LIBOR Loans and shall promptly notify the respective Borrowers and the Lenders thereof. Each such determination shall, absent manifest error, be final and conclusive and binding on all parties hereto.

(f) Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable law (“maximum rate”). If the Administrative Agent or any Lender shall receive interest in an amount that exceeds the maximum rate, the excess interest shall be applied to the principal of the Obligations or, if it exceeds such unpaid principal, refunded to the Borrowers. In determining whether the interest contracted for, charged or received by the Administrative Agent or a the Lender exceeds the maximum rate, such Person may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee or premium rather than interest; (b) exclude voluntary prepayments and the effects thereof; and (c) amortize, prorate, allocate and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder.

SECTION 2.09. Interest Periods. At the time any Borrower gives any Notice of Borrowing or Notice of Conversion/Continuation in respect of the making of, or conversion into, any LIBOR Loan (in the case of the initial Interest Period applicable thereto) or prior to 11:00 A.M. (New York City time) on the third Business Day prior to the expiration of an Interest Period applicable to such LIBOR Loan (in the case of any subsequent Interest Period), such Borrower shall have the right to elect the interest period (each, an “Interest Period”) applicable to such LIBOR Loan, which Interest Period shall, at the option of such Borrower, be a one, two, three or six month period (or nine or twelve months, if agreed by all Lenders); provided that (in each case):

(a) all LIBOR Loans comprising a Borrowing shall at all times have the same Interest Period;

(b) the initial Interest Period for any LIBOR Loan shall commence on the date of Borrowing of such LIBOR Loan (including, in the case of Revolving Loans, the date of any conversion thereto from a Base Rate Loan) and each Interest Period occurring thereafter in respect of such LIBOR Loan shall commence on the day on which the next preceding Interest Period applicable thereto expires;

(c) if any Interest Period for a LIBOR Loan begins on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period, such Interest Period shall end on the last Business Day of such calendar month;

(d) if any Interest Period for a LIBOR Loan would otherwise expire on a day which is not a Business Day, such Interest Period shall expire on the next succeeding Business Day; provided, however, that if any Interest Period for a LIBOR Loan would otherwise expire on a day which is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the next preceding Business Day;

(e) if the Administrative Agent so determines or if the Required Lenders so notify the Administrative Agent, no Interest Period may be selected at any time when a Default or an Event of Default is then in existence; and

(f) no Interest Period in respect of any Borrowing shall be selected which extends beyond the Maturity Date.

If by 11:00 A.M. (New York City time) on the third Business Day prior to the expiration of any Interest Period applicable to a Borrowing of LIBOR Loans, the applicable Borrower or Borrowers have failed to elect, or is not permitted to elect, a new Interest Period to be applicable to such LIBOR Loans as provided above, such Borrower shall be deemed to have elected to convert such LIBOR Loans into Base Rate Loans effective as of the expiration date of such current Interest Period.

SECTION 2.10. Certain Provisions Related to LIBOR. (a) If prior to the commencement of any Interest Period for a LIBOR Loan:

(i) the Administrative Agent determines (which determination shall be conclusive absent manifest error) that adequate and reasonable means do not exist for ascertaining LIBOR for such Interest Period; or

(ii) the Administrative Agent is advised by the Required Lenders that LIBOR for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining their Loans included in such LIBOR Loan for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrowers and the Lenders by telephone, facsimile or other electronic imaging as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrowers and the Lenders that the circumstances giving rise to such notice no longer exist, (i) any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a LIBOR Borrowing shall be ineffective, and such Borrowing shall be continued as a Base Rate Loan and (ii) any Borrowing Request for a LIBOR Borrowing shall be treated as a request for a Base Rate Loan.

(b) If at any time the making or continuance of any LIBOR Loan has been made unlawful by any Change in Law which materially and adversely affects the applicable eurodollar market, any affected Lender may cause any affected Borrower to, whereupon such affected Borrower shall, either (i) if the affected LIBOR Loan is then being made initially or pursuant to a conversion, cancel such Borrowing by giving the Administrative Agent telephonic notice (confirmed in writing) on the same date that such Borrower was notified by the affected Lender or the Administrative Agent or (ii) if the affected LIBOR Loan is then outstanding, upon at least three Business Days’ written notice to the Administrative Agent, require the affected Borrower(s) to convert such LIBOR Loan into a Base Rate Loan (which conversion shall occur no later than the last day of the Interest Period then applicable to such LIBOR Loan or such earlier day as shall be required by applicable law).

(c) (i) If any Change in Law shall:

(1) impose, modify or deem applicable any reserve, special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of, or credit extended or participated in by, any Lender (except any such reserve requirement reflected in LIBOR) or Issuing Lender;

(2) impose on any Lender, Issuing Lender or the London interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement, any Loan, any Letter of Credit, participation in any Letter of Credit or any Revolving Loan Commitment; or

(3) subject any Recipient to any Taxes (other than (A) Indemnified Taxes and (B) Excluded Taxes) on any Loan, Letter of Credit or participation in any Letter of Credit, Revolving Loan Commitment or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;

and the result of any of the foregoing shall be to increase the cost to such Lender or other Recipient of making, converting to, continuing or maintaining any Loan or Revolving Loan Commitment, or to increase the cost to such Lender or Issuing Lender of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender, other Recipient or Issuing Lender hereunder (whether of principal, interest or otherwise), then, from time to time upon request of such Lender, Issuing Lender or other Recipient, the Borrowers will, jointly and severally, pay to such Lender, Issuing Lender or other Recipient, as applicable, such additional amount or amounts as will compensate such Lender, Issuing Lender or other Recipient, as applicable, for such additional costs or expenses incurred or reduction suffered.

(ii) If any Lender or Issuing Lender determines that any Change in Law regarding capital requirements has had or would have the effect of reducing the rate of return on such Lender’s or Issuing Lender’s capital or on the capital of such Lender’s or Issuing Lender’s holding company, if any, as a consequence of this Agreement, or such Lender’s or Issuing Lender’s Revolving Loan Commitment, Loans, Letters of Credit or participations in any Letters of Credit, to a level below that which such Lender or Issuing Lender or such Lender’s or Issuing Lender’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or Issuing Lender’s policies and the policies of such Lender’s or Issuing Lender’s holding company with respect to capital adequacy), then, from time to time upon the request of such Lender or Issuing Lender, the Borrowers, jointly and severally, will pay to such Lender or Issuing Lender such additional amount or amounts as will compensate such Lender or Issuing Lender or such Lender’s or Issuing Lender’s holding company for any such reduction suffered.

(iii) A certificate of a Lender or Issuing Lender setting forth in reasonable detail the amount or amounts necessary to compensate such Lender or Issuing Lender or such Lender’s or Issuing Lender’s holding company, as applicable, as specified in subclause (i) or (ii) of this clause (c) and the calculation thereof shall be delivered to the Company and shall be conclusive absent manifest error. The Borrowers, jointly and severally, shall pay such Lender or Issuing Lender the amount shown as due on any such certificate within 30 days after receipt thereof.

(d) Failure or delay on the part of any Lender or Issuing Lender to demand compensation pursuant to this Section 2.10 shall not constitute a waiver of such Lender’s or Issuing Lender’s right to demand such compensation; provided that the Borrowers shall not be required to compensate a Lender or Issuing Lender pursuant to this Section 2.10 for any increased costs or expenses incurred or reductions suffered more than 180 days prior to the date that such Lender or Issuing Lender notifies the Company of the Change in Law giving rise to such increased costs or expenses or reductions and of such Lender’s or Issuing Lender’s intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or expenses or reductions is retroactive, then the 180-day period referred to above shall be extended to include the period of retroactive effect thereof.

SECTION 2.11. Break Funding Payments. In the event of (a) the payment of any principal of any LIBOR Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any LIBOR Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any LIBOR Loan on the date specified in any notice delivered pursuant hereto (whether or not such notice may be revoked in accordance with the terms hereof) or (d) the assignment of any LIBOR Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrowers pursuant to Section 2.13(a), then, in any such event, the Borrowers, jointly and severally, shall compensate each Lender for the loss, cost and expense attributable to such event. In the case of a LIBOR Loan, such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest that would have accrued on the principal amount of such Loan had such event not occurred, at the LIBOR rate that would have been applicable to such Loan (but not including the Applicable Margin applicable thereto), for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest that would accrue on such principal amount for such period at the interest rate that such Lender would bid were it to bid, at the commencement of such period, for dollar deposits of a comparable amount and period from other banks in the London interbank market. A certificate of any Lender setting forth in reasonable detail any amount or amounts that such Lender is entitled to receive pursuant to this Section 2.11, and showing the calculation thereof, shall be delivered to the Company and shall be conclusive absent manifest error. The Borrowers, jointly and severally, shall pay such Lender the amount shown as due on any such certificate within 30 days after receipt thereof.

SECTION 2.12. Change of Lending Office. (a) Each Lender may at any time or from time to time designate or change, by written notice to the Administrative Agent to the extent not already reflected on Schedule 12.01, one or more lending offices (which, for this purpose, may include Affiliates of the respective Lender) for the various Loans made, and

Letters of Credit participated in, by such Lender (including, without limitation, by designating a separate lending office (or Affiliate) to act as such with respect to Revolving Loans, Swingline Loans and Letter of Credit Outstandings); provided that, for designations made after the Effective Date, to the extent such designation shall result in increased costs under Section 2.10 or 5.04 in excess of those which would be charged in the absence of the designation of a different lending office (including a different Affiliate of the respective Lender), then the Borrowers shall not be obligated to pay such excess increased costs (although if such designation results in increased costs, the Borrowers shall be obligated to pay the costs which would have applied in the absence of such designation and any subsequent increased costs of the type described above resulting from changes after the date of the respective designation). Except as provided in the immediately preceding sentence, each lending office and Affiliate of any Lender designated as provided above shall, for all purposes of this Agreement, be treated in the same manner as the respective Lender (and shall be entitled to all indemnities and similar provisions in respect of its acting as such hereunder).

(b) Each Lender agrees that on the occurrence of any event giving rise to the operation of Section 2.10(a)(ii), Section 2.10(c), or Section 5.04 with respect to such Lender, it will, if requested by the Company, use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans or Letters of Credit affected by such event; provided that such designation is made on such terms that such Lender and its lending office suffer no economic, legal or regulatory consequence, with the object of avoiding the consequence of the event giving rise to the operation of such Section. Nothing in this Section 2.12(b) shall affect or postpone any of the obligations of any Borrower or the right of any Lender provided in Sections 2.10 and 5.04.

SECTION 2.13. Replacement of Lenders. (a) (i) If any Lender becomes a Defaulting Lender or (ii) upon the occurrence of any event giving rise to the operation of Section 2.10(a)(ii), Section 2.10(c) or Section 5.04 with respect to any Lender which results in the Administrative Agent, the Issuing Lender or any Lender charging to any Borrower increased costs thereunder, the Company shall have the right, in accordance with Section 12.04(b), so long as no Default then exists or would exist after giving effect to such replacement, to replace such Lender with respect to all, but not less than all, of its Revolving Loan Commitments hereunder (the “Replaced Lender”) with one or more other Eligible Transferees (none of which may then be subject to the conditions giving rise to a right to seek compensation under any of Section 2.10(a)(ii), Section 2.10(c) or Section 5.04 or shall constitute a Defaulting Lender at the time of such replacement) (collectively, the “Replacement Lender”) and each of which shall be reasonably acceptable to the Administrative Agent; provided that:

(i) at the time of any replacement pursuant to this Section 2.13, the Replacement Lender shall enter into one or more Assignment and Assumption pursuant to Section 12.04(b) (and with all fees payable pursuant to said Section 12.04(b) to be paid by the Borrowers or if otherwise agreed, the Replacement Lender) pursuant to which the Replacement Lender shall acquire the entire Revolving Loan Commitment and all outstanding Revolving Loans of, and all participations in Letters of Credit and Swingline Loans, as applicable, by, the Replaced Lender and, in connection therewith, shall pay to (i) the Replaced Lender in respect thereof an amount equal to the sum of (A) an amount equal to the principal of, and all accrued interest on, all outstanding Revolving Loans of the respective Replaced Lender, (B) an amount equal to all Unpaid Drawings that have been funded by (and not reimbursed to) such Replaced Lender, together with all then unpaid interest with respect thereto at such time and (C) an amount equal to all accrued, but theretofore unpaid, Fees owing to the Replaced Lender pursuant to Section 4.01, (ii) each Issuing Lender an amount equal to such Replaced Lender’s RL Percentage of any Unpaid Drawing relating to Letters of Credit issued by such Issuing Lender (which at such time remains an Unpaid Drawing) to the extent such amount was theretofore funded by (and not reimbursed to) such Replaced Lender and (iii) the Swingline Lender an amount equal to such Replaced Lender’s RL Percentage of any Mandatory Borrowing to the extent such amount was theretofore funded by (and not reimbursed to) such Replaced Lender to the Swingline Lender; and

(ii) all obligations of the Borrowers then owing to the Replaced Lender (other than those specifically described in clause (i) above in respect of which the assignment purchase price has been, or is concurrently being, paid, but including all amounts, if any, owing under Section 2.11) shall be paid in full to such Replaced Lender concurrently with such replacement.

(b) Upon receipt by the Replaced Lender of all amounts required to be paid to it pursuant to this Section 2.13, the Administrative Agent shall be entitled (but not obligated) and authorized to execute an Assignment and Assumption on behalf of such Replaced Lender, and any such Assignment and Assumption so executed by the Administrative Agent and the Replacement Lender shall be effective for purposes of this Section 2.13 and Section 12.04. Upon the execution of the respective Assignment and Assumption, the payment of amounts referred to in clauses (i) and (ii) of the proviso to clause (a) above, recordation of the assignment on the Register by the Administrative Agent pursuant to Section 12.04(b)(iv) and, if so requested by the Replacement Lender, delivery to the Replacement Lender of the appropriate Note or Notes executed by the relevant Borrowers, (x) the Replacement Lender shall become a Lender hereunder and the Replaced Lender shall cease to constitute a Lender hereunder, except with respect to indemnification provisions under this Agreement (including, without limitation, Sections 2.10, 2.11, 5.04, 11.06 and 12.03), which shall survive as to such Replaced Lender and (y) the RL Percentages of the Lenders shall be automatically adjusted at such time to give effect to such replacement.

SECTION 2.14. Increase of Revolving Loan Commitments.

(a) Subject to the terms and conditions hereof, at any time and from time to time after the Effective Date and up to 20 days prior to the Maturity Date, provided that no Default or Event of Default exists, the Borrowers may request one or more increases in the Commitment, respectively (each such commitment increase, a “Commitment Increase”), by notifying the Administrative Agent (and Administrative Agent shall notify each Lender) of the amount of the proposed Commitment Increase. Notwithstanding anything in this Agreement, no Commitment Increase shall require the approval of any Lender other than any Lender (if any) providing all or part of the Commitment Increase; no Lender shall be required to provide all or part of any Commitment Increase unless it agrees to do so in its sole discretion; no Commitment

Increase shall be in an amount less than $5,000,000; and the aggregate amount of all Commitment Increases pursuant to this Section 2.14 shall not exceed $50,000,000. On the date of any Commitment Increase, the Company shall certify to Administrative Agent in writing that the aggregate amount of Commitment Increases is permitted under the Term Loan Documents and the Senior Unsecured Notes Indenture Documents.

(b) Any Commitment Increase shall be requested by the Borrowers to the Lenders, in accordance with their RL Percentages on the date that the Commitment Increase is requested. The Lenders shall have 20 Business Days to respond to any request for a Commitment Increase (by notice to the Borrowers and Administrative Agent) and may elect to accept all, a portion or none of their respective RL Percentages of the proposed Commitment Increase. Any Lender that fails to respond to a request for a Commitment Increase by the end of such 20 Business Day period will be deemed to have declined the request for its share of the requested Commitment Increase. If any portion of a requested Commitment Increase is not provided by a Lender, then the Borrowers may offer any such portion to the other Lenders and/or request that one or more Eligible Transferees provide such Commitment Increase. In any such case, each Person providing a portion of the requested Commitment Increase shall execute and deliver to the Administrative Agent and the Borrowers all such documentation as may be reasonably required by Administrative Agent to evidence such Commitment Increase.

(c) If any requested Commitment Increase is agreed to in accordance with this Section 2.14, Administrative Agent and the Borrowers shall determine the effective date of such Commitment Increase (the “Commitment Increase Effective Date”). The Administrative Agent, with the consent and approval of the Borrowers, shall promptly confirm in writing to the participating Lenders and/or Eligible Transferees the final allocation of such Commitment Increase and the Commitment Increase Effective Date. On the Commitment Increase Effective Date: (i) Schedule 1.01(c) shall be amended to reflect the reallocated Commitments; (ii) upon execution of a supplement in form and substance reasonably satisfactory to the Administrative Agent, each Person added as a new Lender pursuant to a Commitment Increase (a “New Lender”) shall become a Lender hereunder and under the other Loan Documents with a Commitment as set forth on amended Schedule 1.01(c); (iii) the Commitment of each existing Lender that increases its Commitment pursuant to a Commitment Increase (an “Increasing Lender”) shall be increased as reflected on such amended Schedule 1.01(c); and (iv) on the Commitment Increase Effective Date the applicable Lenders will settle with the Administrative Agent in accordance with the provisions hereof such that, after giving effect to such settlement, each Lender (including each New Lender) will hold a portion of the Revolving Loans and participations in Letters of Credit and Swingline Loans, in each case, equal to its respective RL Percentage. If, on the date of such Commitment Increase, there are any Revolving Loans outstanding, such Revolving Loans shall on or prior to the effectiveness of such Commitment Increase be prepaid from the proceeds of additional Revolving Loans made hereunder (reflecting such Commitment Increase), which prepayment shall be accompanied by accrued interest on the Revolving Loans being prepaid and any costs incurred by any Lender in accordance with Section 2.11. The Administrative Agent and the Lenders hereby agree that the minimum borrowing, pro rata borrowing and pro rata payment requirements contained elsewhere in this Agreement shall not apply to the transactions effected pursuant to the immediately preceding sentence. Any New Lender shall be required to have a Commitment of not less than $5,000,000. The increase of the

Commitment in accordance with this Section 2.14 shall not require any further consent under Section 12.02 hereof, and the Administrative Agent, Borrowers and Lenders shall execute any amendments to give effect to the terms of this Section 2.14 if deemed necessary by the Administrative Agent.

(d) As a condition precedent to the effectiveness of any such Commitment Increase, the Company shall deliver to the Administrative Agent a certificate signed by an Authorized Officer of the Company upon execution of a supplement in form and substance reasonably satisfactory to the Administrative Agent, dated as of the Commitment Increase Effective Date, certifying that as of the Commitment Increase Effective Date (i) no Default exists, (ii) all representations and warranties contained herein and in the other Loan Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on the Commitment Increase Effective Date (it being understood and agreed that any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct in all material respects only as of such specified date), and (iii) such Commitment Increase does not violate the terms of the Senior Unsecured Notes Indenture Documents or the Term Loan Documents. The Borrowers agree to execute and deliver to the Administrative Agent new Notes evidencing such Commitment Increase at the Administrative Agent’s or any Lender’s request.

SECTION 2.15. Company as Agent for Borrowers. Each Borrower hereby irrevocably appoints the Company as its agent and attorney-in-fact for all purposes under this Agreement and each other Loan Document, and the Company hereby accepts such appointment. Each Borrower hereby irrevocably appoints and authorizes the Company for and on behalf of each Borrower (i) to provide the Administrative Agent with all notices, consents, acquitances, requests and amendments with respect to Loans and Letters of Credit obtained for the benefit of any Borrower and all other notices and instructions under this Agreement or any other Loan Document and (ii) to take such action as the Company deems appropriate on its behalf to obtain Loans and Letters of Credit and to otherwise exercise such other powers to carry out the purposes of this Agreement and the other Loan Documents, all of which shall be binding on each such Borrower as if it was a party thereto. To induce the Administrative Agent and the Lenders to do so, and in consideration thereof, each Borrower hereby jointly and severally agrees to indemnify the Administrative Agent and each Lender and hold the Administrative Agent and each Lender harmless against any and all liability, expense, loss or claim of damage or injury, made against the Administrative Agent or any Lender by any Borrower or by any third party whosoever, arising from or incurred by reason of the Administrative Agent’s and the Lenders’ relying on any instructions of the Company.

SECTION 2.16. Defaulting Lender.

(a) Reallocation of RL Percentage; Amendments. For purposes of determining Lenders’ obligations to fund or participate in Loans or Letters of Credit, the Administrative Agent may exclude the Commitments and Loans of any Defaulting Lender(s) from the calculation of the RL Percentage. A Defaulting Lender shall have no right to vote on any amendment, waiver or other modification of a Loan Document, except as provided in Section 12.02.

(b) Payments; Fees. The Administrative Agent may, in its discretion, receive and retain any amounts payable to a Defaulting Lender under the Loan Documents, and a Defaulting Lender shall be deemed to have assigned to the Administrative Agent such amounts until all Obligations owing to the Administrative Agent, Non-Defaulting Lenders and other Secured Parties have been paid in full. The Administrative Agent may apply such amounts to the Defaulting Lender’s defaulted obligations, use the funds to Cash Collateralize such Lender’s RL Percentage of the Letter of Credit Outstandings, or readvance the amounts to the Borrowers hereunder. No Lender shall be entitled to receive or accrue any fees under Section 4.01(a) for and with respect to the period of time during which it is a Defaulting Lender, and the Borrowers shall not be required to pay any such fees on the unfunded portion of the Revolving Loan Commitment of any such Lender which would have otherwise accrued for and with respect to the period of time during which it is a Defaulting Lender. While any Lender is a Defaulting Lender, such Lender’s unfunded portion of its Revolving Loan Commitment shall be disregarded for purposes of calculating the unused line fee under Section 4.01(a). If any Letter of Credit Outstandings owing to a Defaulted Lender are reallocated to other Lenders, fees attributable to such Letter of Credit Outstandings shall be paid to such Lenders. The Administrative Agent shall be paid all fees attributable to Letter of Credit Outstandings that are not reallocated.

(c) Cure. The Borrowers, the Administrative Agent and the Issuing Lender may agree in writing that a Lender is no longer a Defaulting Lender. At such time, the RL Percentage shall be reallocated without exclusion of such Lender’s Commitments and Loans, and all outstanding Loans, Letters of Credit and other exposures under the Commitments shall be reallocated among Lenders and settled by Agent (with appropriate payments by the reinstated Lender) in accordance with the readjusted RL Percentage. Unless expressly agreed by the Borrowers, the Administrative Agent and the Issuing Lender, no reinstatement of a Defaulting Lender shall constitute a waiver or release of claims against such Lender. The failure of any Lender to fund a Loan, to make a payment in respect of a Letter of Credit or otherwise to perform its obligations hereunder shall not relieve any other Lender of its obligations, and no Lender shall be responsible for default by another Lender.

ARTICLE III

Letters of Credit

SECTION 3.01. Letters of Credit.

(a) (A) Subject to and upon the terms and conditions set forth herein (including, without limitation, the conditions set forth in Section 7.02), the Company, for and on behalf of any Borrower may request that an Issuing Lender issue, at any time and from time to time on and after the Effective Date and prior to the 30th day prior to the Maturity Date, for the joint and several account of the Borrowers an irrevocable standby letter of credit or an irrevocable trade letter of credit, in each case in a form customarily used by such Issuing Lender or in such other form as is reasonably acceptable to such Issuing Lender (each such letter of credit, a “Letter of Credit” and, collectively, the “Letters of Credit”) (although without limiting the joint and several nature of the Borrowers’ obligations in respect of the Letters of Credit, any particular Letter of Credit may name only one or more Borrower as the account party therein).

(B) Schedule 3.01(a) contains a description of letters of credit that were issued pursuant to the Existing Credit Agreement and which remain outstanding on the Effective Date (and setting forth, with respect to each such letter of credit, (i) the name of the issuing lender, (ii) the letter of credit number, (iii) the name(s) of the account party or account parties, (iv) the stated amount, (v) the name of the beneficiary, (vi) the expiry date and (vii) whether such letter of credit constitutes a standby letter of credit or a trade letter of credit). Each such letter of credit, including any extension or renewal thereof in accordance with the terms thereof and hereof (each, as amended from time to time in accordance with the terms thereof and hereof, an “Existing Letter of Credit”) shall constitute a “Letter of Credit” for all purposes of this Agreement and shall be deemed issued hereunder on the Effective Date and shall be deemed to be Letters of Credit outstanding in accordance with the terms hereof.

(b) Subject to and upon the terms and conditions set forth herein (including, without limitation, the conditions set forth in Section 7.02), each Issuing Lender agrees that it will, at any time and from time to time on and after the Effective Date and prior to the 30th day prior to the Maturity Date, following its receipt of the respective Letter of Credit Request, issue for the joint and several account of the Borrowers, one or more Letters of Credit as are permitted to remain outstanding hereunder without giving rise to a Default or an Event of Default; provided that no Issuing Lender shall be under any obligation to issue any Letter of Credit of the types described above if at the time of such issuance:

(i) any order, judgment or decree of any Governmental Authority or arbitrator shall purport by its terms to enjoin or restrain such Issuing Lender from issuing such Letter of Credit or any requirement of law applicable to such Issuing Lender or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over such Issuing Lender shall prohibit, or request that such Issuing Lender refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such Issuing Lender with respect to such Letter of Credit any restriction or reserve or capital requirement (for which such Issuing Lender is not otherwise compensated hereunder) not in effect with respect to such Issuing Lender on the date hereof, or any unreimbursed loss, cost or expense which was not applicable or in effect with respect to such Issuing Lender as of the date hereof and which such Issuing Lender reasonably and in good faith deems material to it and for which such Issuing Lender is not otherwise entitled to reimbursement or indemnification hereunder and has not received a satisfactory assurance that it will be paid; or

(ii) such Issuing Lender shall have received from such Borrower, any other Loan Party or the Required Lenders prior to the issuance of such Letter of Credit notice of the type described in the second sentence of Section 3.03(b).

SECTION 3.02. Maximum Letter of Credit Outstandings; Final Maturities. Notwithstanding anything to the contrary contained in this Agreement, (a) no Letter of Credit shall be issued (or required to be issued) if the Stated Amount of such Letter of Credit, when added to the Letter of Credit Outstandings (but excluding any Unpaid Drawings which are repaid on the date of, and prior to the issuance of, the respective Letter of Credit) at such time would exceed $30,000,000 (the “Maximum Letter of Credit Amount”), (b) no Letter of Credit shall be issued (or required to be issued) at any time when the Aggregate Exposure exceeds (or would after giving effect to such issuance exceed) the Borrowing Base at such time, (c) the issuance of any Letter of Credit shall be subject to the conditions set forth in this Agreement (including, without limitation, the conditions set forth in Article VII), (d) each Letter of Credit shall be denominated in Dollars and (e) each Letter of Credit shall by its terms terminate on or before the earlier of (i) the date which occurs 12 months after the date of the issuance thereof (although any standby Letter of Credit shall be extendible for successive periods of up to 12 months, but, in each case, not beyond the fifth Business Day prior to the Maturity Date) and (ii) five Business Days prior to the Maturity Date.

SECTION 3.03. Letter of Credit Requests; Minimum Stated Amount.

(a) Whenever the Company, for and on behalf of any Borrower, desires that a Letter of Credit be issued for the joint and several account of the Borrowers, the Company shall give the Administrative Agent and the respective Issuing Lender at least five Business Days’ (or such shorter period as is acceptable to such Issuing Lender) written notice thereof (including by way of facsimile). Each notice shall be substantially in the form of Exhibit J (each, a “Letter of Credit Request”).

(b) The making of each Letter of Credit Request shall be deemed to be a representation and warranty by the Company (on behalf of each of the Loan Parties) to the Lenders that such Letter of Credit may be issued in accordance with, and will not violate the requirements of, Section 3.02. Unless the respective Issuing Lender has received notice from the Company, the Administrative Agent or the Required Lenders before it issues a Letter of Credit that one or more of the conditions specified in Article VII are not then satisfied, or that the issuance of such Letter of Credit would violate Section 3.02, then such Issuing Lender shall, subject to the terms and conditions of this Agreement, issue the requested Letter of Credit for the account of the applicable Borrowers in accordance with such Issuing Lender’s usual and customary practices. Upon the issuance of or modification or amendment to any standby Letter of Credit, each Issuing Lender shall promptly notify the Company and the Administrative Agent, in writing of such issuance, modification or amendment and such notice shall be accompanied by a copy of such Letter of Credit or the respective modification or amendment thereto, as the case may be. Promptly after receipt of such notice the Administrative Agent shall notify the Participants, in writing, of such issuance, modification or amendment. On the first Business Day of each week, each Issuing Lender shall furnish the Administrative Agent with a written (including via facsimile) report of the daily aggregate outstandings of Letters of Credit issued by such Issuing Lender for the immediately preceding week. Notwithstanding anything to the contrary contained in this Agreement, in the event that a Lender Default exists with respect to a Lender, no Issuing Lender shall be required to issue any Letter of Credit unless such Issuing Lender has entered into arrangements satisfactory to it and the Company to eliminate such Issuing Lender’s risk with respect to the participation in Letters of Credit by the Defaulting Lender or Lenders, including by Cash Collateralizing such Defaulting Lender’s or Lenders’ RL Percentage of the Letter of Credit Outstandings.

(c) The initial Stated Amount of each Letter of Credit shall not be less than $100,000 or such lesser amount as is acceptable to the respective Issuing Lender.

SECTION 3.04. Letter of Credit Participations. (a) Immediately upon the issuance by an Issuing Lender of any Letter of Credit, such Issuing Lender shall be deemed to have sold and transferred to each Lender, and each Lender (in its capacity under this Section 3.04, a “Participant”) shall be deemed irrevocably and unconditionally to have purchased and received from such Issuing Lender, without recourse or warranty, an undivided interest and participation, to the extent of such Participant’s RL Percentage, in such Letter of Credit, each drawing or payment made thereunder and the obligations of the Borrowers under this Agreement with respect thereto, and any security therefor or guaranty pertaining thereto. Upon any change in the Revolving Loan Commitments or RL Percentages of the Lenders pursuant to Section 2.13 or 12.04(b), it is hereby agreed that, with respect to all outstanding Letters of Credit and Unpaid Drawings relating thereto, there shall be an automatic adjustment to the participations pursuant to this Section 3.04 to reflect the new RL Percentages of the assignor and assignee Lender, as the case may be.

(b) In determining whether to pay under any Letter of Credit, no Issuing Lender shall have any obligation relative to the other Lenders other than to confirm that any documents required to be delivered under such Letter of Credit appear to have been delivered and that they appear to be genuine and correct and to have been signed, sent or made by a proper Person and substantially comply on their face with the requirements of such Letter of Credit. Any action taken or omitted to be taken by an Issuing Lender under or in connection with any Letter of Credit issued by it shall not create for such Issuing Lender any resulting liability to any Borrower, any other Loan Party, any Lender or any other Person unless such action is taken or omitted to be taken with gross negligence, willful misconduct or bad faith on the part of such Issuing Lender (as determined by a court of competent jurisdiction in a final and non-appealable decision). The Issuing Lender may employ agents and attorneys-in-fact in connection with any matter relating to Letters of Credit and shall not be liable for the negligence or misconduct of agents and attorneys-in-fact selected with reasonable care.

(c) The Loan Parties assume all risks of the acts, omissions or misuses of any Letter of Credit by the beneficiary. In connection with issuance of any Letter of Credit, none of Administrative Agent, Issuing Lender or any Lender shall be responsible for the existence, character, quality, quantity, condition, packing, value or delivery of any goods purported to be represented by any related documents; any differences or variation in the character, quality, quantity, condition, packing, value or delivery of any goods from that expressed in any related documents; the form, validity, sufficiency, accuracy, genuineness or legal effect of any related documents or of any endorsements thereon; the time, place, manner or order in which shipment of goods is made; partial or incomplete shipment of, or failure to ship, any goods referred to in a Letter of Credit or the related documents; any deviation from instructions, delay, default or fraud by any shipper or other Person in connection with any goods, shipment or delivery; any breach of contract between a shipper or vendor and a Loan Party (or an Affiliate thereof); errors, omissions, interruptions or delays in transmission or delivery of any messages, by mail, cable, telegraph, telex, telecopy, e-mail, telephone or otherwise; errors in interpretation of technical terms; the misapplication by a beneficiary of any Letter of Credit or the proceeds thereof; or any consequences arising from causes beyond the control of the Issuing Lender, the Administrative Agent or any Lender, including any act or omission of a Governmental Authority. The rights and remedies of the Issuing Lender under the Loan Documents shall be cumulative. The Issuing Lender shall be fully subrogated to the rights and remedies of each beneficiary whose claims against the Loan Parties are discharged with proceeds of any Letter of Credit.

(d) In the event that an Issuing Lender makes any payment under any Letter of Credit issued by it and the Borrowers shall not have reimbursed such amount in full to such Issuing Lender pursuant to Section 3.05(a), such Issuing Lender shall promptly notify the Administrative Agent, which shall promptly notify each Participant of such failure, and each Participant shall promptly and unconditionally pay to such Issuing Lender the amount of such Participant’s RL Percentage of such unreimbursed payment in U.S. Dollars in immediately available funds. If the Administrative Agent so notifies, prior to 12:00 Noon (New York City time) on any Business Day, any Participant required to fund a payment under a Letter of Credit, such Participant shall make available to the respective Issuing Lender in U.S. Dollars such Participant’s RL Percentage of the amount of such payment on such Business Day in immediately available funds. If and to the extent such Participant shall not have so made its RL Percentage of the amount of such payment available to the respective Issuing Lender, such Participant agrees to pay to such Issuing Lender, forthwith on demand such amount, together with interest thereon, for each day from such date until the date such amount is paid to such Issuing Lender at the overnight Federal Funds Rate for the first three days and at the interest rate applicable to Revolving Loans that are maintained as Base Rate Loans for each day thereafter. The failure of any Participant to make available to an Issuing Lender its RL Percentage of any payment under any Letter of Credit issued by such Issuing Lender shall not relieve any other Participant of its obligation hereunder to make available to such Issuing Lender its RL Percentage of any payment under any Letter of Credit on the date required, as specified above, but no Participant shall be responsible for the failure of any other Participant to make available to such Issuing Lender such other Participant’s RL Percentage of any such payment.

(e) Whenever an Issuing Lender receives a payment of a reimbursement obligation as to which it has received any payments from the Participants pursuant to clause (c) above, such Issuing Lender shall pay to each such Participant which has paid its RL Percentage thereof, in U.S. Dollars and in same day funds, an amount equal to such Participant’s share (based upon the proportionate aggregate amount originally funded by such Participant to the aggregate amount funded by all Participants) of the principal amount of such reimbursement obligation and interest thereon accruing after the purchase of the respective participations.

(f) Upon the request of any Participant, each Issuing Lender shall furnish to such Participant copies of any standby Letter of Credit issued by it and such other documentation as may reasonably be requested by such Participant.

(g) The obligations of the Participants to make payments to each Issuing Lender with respect to Letters of Credit shall be irrevocable and not subject to any qualification or exception whatsoever and shall be made in accordance with the terms and conditions of this Agreement under all circumstances, including, without limitation, any of the following circumstances:

(i) any lack of validity or enforceability of this Agreement or any of the other Loan Documents;

(ii) the existence of any claim, setoff, defense or other right which Holdings or any of its subsidiaries may have at any time against a beneficiary named in a Letter of Credit, any transferee of any Letter of Credit (or any Person for whom any such transferee may be acting), the Administrative Agent, any Participant, or any other Person, whether in connection with this Agreement, any Letter of Credit, the transactions contemplated herein or any unrelated transactions (including any underlying transaction between Holdings or any subsidiary of Holdings and the beneficiary named in any such Letter of Credit);

(iii) any draft, certificate or any other document presented under any Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect;

(iv) the surrender or impairment of any security for the performance or observance of any of the terms of any of the Loan Documents; or

(v) the occurrence of any Default.

SECTION 3.05. Agreement to Repay Letter of Credit Drawings. (a) Each Borrower hereby jointly and severally agrees to reimburse each Issuing Lender, by making payment to the Administrative Agent in U.S. Dollars in immediately available funds at the Payment Office, for any payment or disbursement made by such Issuing Lender under any Letter of Credit issued by it (each such amount, so paid until reimbursed by a Borrower, an “Unpaid Drawing”), not later than one Business Day following receipt by any Borrower of notice of such payment or disbursement (provided that no such notice shall be required to be given if a Default under Sections 10.01(h) or (i) shall have occurred and be continuing, in which case the Unpaid Drawing shall be due and payable immediately without presentment, demand, protest or notice of any kind (all of which are hereby waived by the Borrowers)), with interest on the amount so paid or disbursed by such Issuing Lender, to the extent not reimbursed prior to 12:00 Noon (New York City time) on the date of such payment or disbursement, from and including the date paid or disbursed to but excluding the date such Issuing Lender was reimbursed by a Borrower at a rate per annum equal to the Base Rate as in effect from time to time plus the Applicable Margin as in effect from time to time for Revolving Loans that are maintained as Base Rate Loans; provided, however, to the extent such amounts are not reimbursed prior to 12:00 Noon (New York City time) on the third Business Day following the receipt by any Borrower of notice of such payment or disbursement or following the occurrence and during the continuance of a Default under Section 10.01(h) or (i), interest shall thereafter accrue on the amounts so paid or disbursed by such Issuing Lender (and until reimbursed by the Borrowers) at a rate per annum equal to the Base Rate as in effect from time to time plus the Applicable Margin for Revolving Loans that are maintained as Base Rate Loans as in effect from time to time plus 2%, with such interest to be payable on demand. Each Issuing Lender shall give the Borrowers prompt written notice of each Drawing under any Letter of Credit issued by it; provided that the failure to give any such notice shall in no way affect, impair or diminish the Borrowers’ obligations hereunder.

(b) The joint and several obligations of the Borrowers under this Section 3.05 to reimburse each Issuing Lender with respect to drafts, demands and other presentations for payment under Letters of Credit issued by it (each, a “Drawing”) (including, in each case, interest thereon) shall be absolute, unconditional and irrevocable under any and all circumstances and irrespective of any setoff, counterclaim or defense to payment which Holdings, any Borrower, or any other subsidiary of any Borrower or Holdings may have or have had against any Lender (including in its capacity as an Issuing Lender or as a Participant), including, without limitation, any defense based upon the failure of any drawing under a Letter of Credit to conform to the terms of the Letter of Credit or any nonapplication or misapplication by the beneficiary of the proceeds of such Drawing; provided, however, that no Borrower shall be obligated to reimburse any Issuing Lender for any wrongful payment made by such Issuing Lender under a Letter of Credit issued by it as a result of acts or omissions constituting gross negligence, willful misconduct or bad faith on the part of such Issuing Lender (as determined by a court of competent jurisdiction in a final and non-appealable decision).

SECTION 3.06. Cash Collateralization. If any Letter of Credit Outstanding, whether or not then due or payable, shall for any reason be outstanding at any time (a) that an Event of Default exists, (b) that the Aggregate Exposure exceeds the Borrowing Base, (c) after the Revolving Commitment Termination Date, or (d) within 30 days prior to the Maturity Date, then the Borrowers shall, at the Issuing Lender’s or Administrative Agent’s request, Cash Collateralize the Stated Amount of all outstanding Letters of Credit and pay to Issuing Lender the amount of all other Letter of Credit Outstandings. If the Borrowers fail to provide any Cash Collateral as required hereunder, the Lenders may (and shall upon direction of the Administrative Agent) advance, as Revolving Loans, the amount of the Cash Collateral required (whether or not the Revolving Commitment Termination Date shall have occurred or the conditions in Section 7.02 are not are satisfied, including any of the conditions set forth in Section 7.02(c)).

ARTICLE IV

Fees; Reductions of Commitment

SECTION 4.01. Fees. (a) The Borrowers jointly and severally agree to pay to Administrative Agent, for the benefit of Lenders (other than any Defaulting Lender for the period during which a Lender Default is in effect with respect to such Lender) in accordance with their respective RL Percentages, a fee equal to the Applicable Unused Line Fee Margin times the average daily amount by which the aggregate Total Revolving Loan Commitments of all Lenders exceed the sum of the principal balance of Revolving Loans (excluding Swingline Loans) and Stated Amount of Letters of Credit outstanding during any fiscal quarter. Such fee shall be due and payable quarterly in arrears, on the first day of each fiscal quarter (commencing July 1, 2013) and on the Revolving Commitment Termination Date.

(b) The Borrowers shall pay (i) to Administrative Agent, for the benefit of the Lenders in accordance with their respective RL Percentages, a fee equal to the Applicable Margin in effect for LIBOR Loans times the average daily Stated Amount of Letters of Credit outstanding during each fiscal quarter, which fee shall be payable quarterly in arrears on the first day of each fiscal quarter and on the Revolving Commitment Termination Date; (ii) to Administrative Agent, for its own account, a fronting fee equal to 0.125% per annum on the

Stated Amount of each Letter of Credit outstanding during each fiscal quarter, which fee shall be payable quarterly in arrears on the first day of each fiscal quarter and on the Revolving Commitment Termination Date; and (iii) to Issuing Lender, for its own account, all customary charges associated with the issuance, amending, negotiating, payment, processing, transfer and administration of Letters of Credit, which charges shall be paid as and when incurred (the fees payable under clauses (i), (ii) and (iii) collectively, the “Letter of Credit Fee”). During an Event of Default, the fee payable under clause (i) shall be increased by 2% per annum.

(c) The Borrowers shall also pay the fees described in the Fee Letter in accordance with the terms thereof.

SECTION 4.02. Voluntary Termination of Unutilized Commitments. (a) Upon at least 15 days’ prior written notice to the Administrative Agent at the Notice Office (which notice the Administrative Agent shall promptly transmit to each of the Lenders), the Company shall have the right, at any time or from time to time, without premium or penalty to terminate the Total Unutilized Revolving Loan Commitment, in whole, or reduce each in part, pursuant to this Section 4.02, in minimum amounts of $5,000,000 plus $1,000,000 increments in excess thereof; provided that each such reduction shall apply proportionately to permanently reduce the Revolving Loan Commitment of each Lender in accordance with their respective RL Percentages of the Total Revolving Loan Commitment.

SECTION 4.03. Mandatory Reduction of Commitments. The Total Revolving Loan Commitment (and the Revolving Loan Commitment of each Lender) shall terminate in its entirety upon the Revolving Commitment Termination Date.

ARTICLE V

Prepayments; Payments; Taxes

SECTION 5.01. Voluntary Prepayments.

(a) Each Borrower shall have the right to prepay any Loans made to the Borrowers, in each case, without premium or penalty (but subject to payment of amounts set forth in Section 2.11, if applicable) in whole or in part at any time and from time to time on the following terms and conditions: (i) the Company shall give the Administrative Agent prior to 11:00 a.m. (New York City time) at the Notice Office (A) at least one Business Day’s prior written notice (or telephonic notice promptly confirmed in writing) of any Borrower’s intent to prepay Base Rate Loans (or same day notice in the case of a prepayment of Swingline Loans) and (B) at least three (3) Business Days’ prior written notice (or telephonic notice promptly confirmed in writing) of any Borrower’s intent to prepay LIBOR Loans, which notice (in each case) shall specify which Revolving Loans or Swingline Loans, shall be prepaid, the amount of such prepayment and the Types of Loans to be prepaid and, in the case of LIBOR Loans, the specific Borrowing or Borrowings pursuant to which such LIBOR Loans were made, and which notice the Administrative Agent shall, except in the case of Swingline Loans, promptly transmit to each of the Lenders; (ii) (x) each partial prepayment of Revolving Loans by any Borrower pursuant to this Section 5.01(a) shall be in an aggregate principal amount of at least $1,000,000 and in integrals of $100,000 in excess thereof (or such lesser amount as is acceptable to the Administrative Agent) and (y) each partial prepayment of Swingline Loans by any Borrower pursuant to this Section 5.01(a) shall be in an aggregate principal amount of at least $100,000 and integrals of $100,000 in excess thereof (or such lesser amount as is acceptable to the Administrative Agent in any given case); provided, that if any partial prepayment of LIBOR Loans made pursuant to any Borrowing shall reduce the outstanding principal amount of LIBOR Loans made pursuant to such Borrowing to an amount less than the Minimum Borrowing Amount applicable thereto, then such Borrowing may not be continued as a Borrowing of LIBOR Loans (and the same shall automatically be converted into a Borrowing of Base Rate Loans) and any election of an Interest Period with respect thereto shall have no force or effect; and (iii) each prepayment pursuant to this Section 5.01(a) in respect of any Loans made pursuant to a Borrowing shall be applied pro rata among such Loans; provided, that at such Borrower’s election in connection with any prepayment of Revolving Loans pursuant to this Section 5.01(a), such prepayment shall not, so long as no Default then exists, be applied to any Revolving Loan of a Defaulting Lender. Any prepayment of Loans under the respective commitments shall be applied first to Base Rate Loans and then to LIBOR Loans outstanding thereunder.

(b) Notwithstanding anything contained herein to the contrary, to the extent that no Event of Default then exists, then, subject to Section 5.02, all voluntary payments and all proceeds of Collateral to be applied to the Obligations shall be collected and applied by the Administrative Agent in accordance with the instructions of the Loan Parties. After the occurrence and during the continuation of an Event of Default, if so elected by the Required Lenders, all payments and all proceeds of Collateral to be applied to the Obligations shall be applied, subject to the provisions of the Intercreditor Agreement, in accordance with Section 5.02 of the Collateral Agreement.

SECTION 5.02. Mandatory Repayments; Cash Collateralization.

(a) NOTWITHSTANDING ANYTHING CONTAINED HEREIN TO THE CONTRARY, ALL OBLIGATIONS SHALL BE IMMEDIATELY DUE AND PAYABLE ON THE REVOLVING COMMITMENT TERMINATION DATE.

(b) Unless required to be paid sooner hereunder, all outstanding Revolving Loans and all Swingline Loans shall be due and payable by the Borrowers, in each case, on the Maturity Date. In addition, (i) on any day on which any one or more of the following conditions shall exist, unless the Administrative Agent otherwise agrees in accordance with Section 2.01(e) or Section 2.01(f), the Borrowers shall repay the Loans and/or Cash Collateralize outstanding Letters of Credit pursuant to clause (ii) below in such amount as may be required to cause such conditions to cease to exist on such day:

(1) the Aggregate Exposure exceeds the Borrowing Base at such time;

(2) the aggregate outstanding principal amount of Swingline Loans exceeds the Maximum Swingline Amount; and/or

(3) the aggregate Letter of Credit Outstandings exceeds the Maximum Letter of Credit Amount.

(ii) In connection with any repayment and/or Cash Collateralization required pursuant to Section 5.02(b)(i) on any day, the Borrowers shall prepay the Obligations and/or Cash Collateralize Letters of Credit and other Obligations in the following order until the conditions set forth in clause (i) above no longer continue to exist:

(1) in the case of a repayment and/or Cash Collateralization required pursuant to Section 5.02(b)(i)(1), the Borrowers shall on such day prepay the principal of outstanding Swingline Loans, then Revolving Loans and if such condition has not then been fully remedied, Cash Collateralize Letters of Credit, in each case, in such amount as may be required to cause the conditions set forth giving rise to such mandatory repayment or Cash Collateralization requirement to cease to exist on such day,

(2) in the case of a repayment required pursuant to Section 5.02(b)(i)(2), the Borrowers shall on such day prepay the principal of outstanding Swingline Loans in such amount as may be required to cause the conditions giving rise to such mandatory repayment requirement to cease to exist on such day, and

(3) in the case of a Cash Collateralization required pursuant to Section 5.02(b)(i)(3), the Borrowers shall on such day Cash Collateralize the outstanding Letters of Credit in such amount as may be required to cause the conditions giving rise to such mandatory Cash Collateralization requirement to cease to exist on such day.

(iii) If, after giving effect to the prepayment of the applicable outstanding Loans and/or Cash Collateralization of the Letters of Credit, as applicable, any of the conditions set forth in Section 5.02(b)(i) continues to exist, the Borrowers shall on such day Cash Collateralize such amount of outstanding Obligations of the Borrowers as shall be required so that the conditions giving rise to such mandatory repayment requirement cease to exist on such day.

(c) In addition to the foregoing, the ledger balance in the main Dominion Account as of the end of a Business Day shall be applied to the Obligations (but not to Cash Collateralize Letters of Credit unless an Event of Default is continuing) owing by the Loan Parties at the beginning of the next Business Day during any Dominion Period. If, as a result of such application, a credit balance exists in favor of the Loan Parties, the balance shall not accrue interest and shall be made available to the Company, for the benefit of the Borrowers, as long as no Default exists. Each Borrower irrevocably waives the right to direct the application of any payments or Collateral proceeds pursuant to this Section 5.02(c) during a Dominion Period, and agrees that the Administrative Agent, subject to Section 5.01(b), shall have the continuing, exclusive right to apply and reapply same against the Obligations, in such manner as the Administrative Agent deems advisable; provided that absent the existence of a Default, the Administrative Agent will not apply any payments or proceeds of Collateral to the repayments of any LIBOR Loan if Base Rate Loans are outstanding.

(d) In addition to any other mandatory repayments pursuant to this Section 5.02 and notwithstanding anything herein to the contrary, all then outstanding Swingline Loans shall be repaid in full on the Swingline Expiry Date.

(e) In addition to any other mandatory repayments pursuant to this Section 5.02, each Swingline Loan will be repaid (for the avoidance of doubt, such repayment may be made with proceeds from Revolving Loans) no later than the seventh day following the incurrence thereof; provided that, if the seventh day is not a Business Day, such repayment shall be made on the next succeeding Business Day.

SECTION 5.03. Method and Place of Payment.

(a) Except as otherwise specifically provided herein, all payments under this Agreement and under any Revolving Note and the Swingline Note and with respect to any increased costs, indemnities or other amounts owing by the Borrowers shall be made to the Administrative Agent for the account of the Lender or Lenders entitled thereto not later than 12:00 Noon (New York City time) on the date when due and shall be made in U.S. Dollars in immediately available funds at the Payment Office. Any payments after such times above shall be deemed to have been made on the next succeeding Business Day. Whenever any payment to be made hereunder or under any Note shall be stated to be due on a day which is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest shall be payable at the applicable rate during such extension.

(b) Each Loan Party shall, along with the Administrative Agent and certain financial institutions selected by the Company and reasonably acceptable to the Administrative Agent (each, a “Collection Bank”), enter into on the Effective Date (and on or prior to the date any such new account is opened at any Collection Bank) and thereafter maintain, separate Control Agreements in form and substance reasonably satisfactory to the Administrative Agent. Each Loan Party shall instruct all Account Debtors of such Loan Party to remit all payments to the applicable “P.O. Boxes” or “Lockbox Addresses” of the applicable Collection Bank with respect to all Accounts of such Account Debtor, which remittances shall be collected by the applicable Collection Bank and deposited in the applicable Collection Account. All amounts received by any Loan Party and any Collection Bank in respect of any Account, in addition to all other cash received constituting payments in respect of Collateral, shall upon receipt be deposited into a Collection Account or directly into the Core Concentration Account. Each Loan Party shall, along with the Administrative Agent and each of the Collection Banks, the Core Concentration Account Bank, the Dominion Account bank and those banks in which any other Deposit Accounts (other than Excluded Accounts) are maintained, enter into on or prior to the Effective Date (or the date thereafter upon which any such accounts are opened) separate Control Agreements, in each case, to be in form and substance reasonably satisfactory to the Administrative Agent.

(c) All amounts held in all of the Collection Accounts, Disbursement Accounts and other Deposit Accounts (other than Excluded Accounts) with respect to each Loan Party shall be wired by the close of business on each Business Day into an account with the Administrative Agent or a financial institution reasonably acceptable to the Administrative Agent (the “Core Concentration Account”) unless such amounts are otherwise required or permitted to be applied pursuant to Section 5.02. All of the Collection Accounts and other Deposit Accounts (other than Excluded Accounts) shall be “zero” balance accounts. So long as no Dominion Period then exists, the Loan Parties shall be permitted to transfer cash from the Core Concentration Accounts to other accounts of the Loan Parties to be used for working capital and general corporate purposes, in each case, all subject to the requirements of this Section 5.03(c) and pursuant to procedures and arrangements to be determined by the Administrative Agent.

(d) The Control Agreement relating to the Core Concentration Account shall provide that during any Dominion Period, all collected amounts held in the Core Concentration Account from and after the date requested by the Administrative Agent, shall be sent by ACH or wire transfer no less frequently than once per Business Day to the Dominion Account for application to the Obligations in accordance with Section 5.02(c). Each Loan Party agrees that it will not cause any proceeds of the Core Concentration Account to be otherwise redirected.

(e) Without limiting the provisions set forth in Section 12.04(b)(iv), the Administrative Agent shall maintain in accordance with its usual and customary practices an account or accounts on its books in the name of each Borrower (collectively, the “Credit Account”) in which each Borrower will be charged with all loans and advances made by the Lenders to the respective Borrower for the respective Borrower’s account, including the Loans, the Letter of Credit Outstandings, and the Fees, expenses and any other Obligations relating thereto. Each Borrower will be credited, in accordance with Section 5.02 and this Section 5.03, with all amounts received by the Lenders from such Borrower or from others for its account, including, as set forth above, all amounts received by the Administrative Agent and applied to the Obligations. In no event shall prior recourse to any Accounts or other Collateral be a prerequisite to the Administrative Agent’s right to demand payment of any Obligation upon its maturity. Further, the Administrative Agent shall have no obligation whatsoever to perform in any respect any of the Loan Parties’ contracts or obligations relating to the Accounts. Notwithstanding the foregoing, any failure of the Administrative Agent to record anything in the Credit Account, or any error in doing so, shall not limit or otherwise effect the obligations of the Borrowers and the other Loan Parties to pay any amount owing by them hereunder and under the other Loan Documents. Entries made in the Credit Account shall constitute presumptive evidence of the information contained therein. If any information contained in the Credit Account is provided to or inspected by any Person, then such information shall be conclusive and binding on such Person for all purposes absent manifest error, except to the extent such Person notifies the Administrative Agent in writing within 60 days after receipt or inspection that specific information is subject to dispute.

SECTION 5.04. Taxes. (a) Payment Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party under this Agreement or any other Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 5.04) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.

(b) Payment of Other Taxes by the Loan Parties. The Loan Parties shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent reimburse it for the payment of, any Other Taxes.

(c) Evidence of Payment. As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 5.04, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(d) Indemnification by the Loan Parties. The Loan Parties shall jointly and severally indemnify each Recipient, within 10 days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 5.04) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Company by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.

(e) Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within 10 days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 12.04(c) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case that are payable or paid by the Administrative Agent in connection with this Agreement or any other Loan Document and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Loan Document or otherwise payable by the Administrative Agent to such Lender from any other source against any amount due to the Administrative Agent under this paragraph.

(f) Status of Lenders. (i) Any Lender that is entitled to an exemption from, or reduction of, withholding Tax with respect to payments made under this Agreement or any other Loan Document shall deliver to the Company and the Administrative Agent, at the time or times reasonably requested by the Company or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Company or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Company or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Company or the Administrative Agent as will enable the Company or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Section 5.04(f)(ii)(A), 5.04(f)(ii)(B) or 5.04(f)(ii)(D)) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender.

(ii) Without limiting the generality of the foregoing:

(A) any Lender that is a U.S. Person shall deliver to the Company and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Company or the Administrative Agent), executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. Federal backup withholding Tax;

(B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Company and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Company or the Administrative Agent), whichever of the following is applicable:

(1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under this Agreement or any other Loan Document, executed originals of IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under this Agreement or any other Loan Document, IRS Form W-8BEN establishing an exemption from, or reduction of, U.S. Federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;

(2) executed originals of IRS Form W-8ECI;

(3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit K-1 to the effect that such Foreign Lender is not a “bank” within the meaning of

Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of a Borrower within the meaning of Section 871(h)(3)(B) of the Code or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed originals of IRS Form W-8BEN; or

(4) to the extent a Foreign Lender is not the beneficial owner, executed originals of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN, a U.S. Tax Compliance Certificate substantially in the form of Exhibit K-2 or Exhibit K-3, IRS Form W-9 and/or another certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit K-4 on behalf of each such direct or indirect partner;

(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Company and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Company or the Administrative Agent), executed originals of any other form prescribed by applicable law as a basis for claiming exemption from, or a reduction in, U.S. Federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Company or the Administrative Agent to determine withholding or deduction required to be made; and

(D) if a payment made to a Lender under this Agreement or any other Loan Document would be subject to U.S. Federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Company and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Company or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Company or the Administrative Agent as may be necessary for the Company and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Company and the Administrative Agent in writing of its legal inability to do so.

(g) Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 5.04 (including by the payment of additional amounts paid pursuant to this Section 5.04), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section 5.04 with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph, in no event will any indemnified party be required to pay any amount to any indemnifying party pursuant to this paragraph the payment of which would place such indemnified party in a less favorable net after-Tax position than such indemnified party would have been in if the indemnification payments or additional amounts giving rise to such refund had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.

ARTICLE VI

Representations and Warranties

Holdings and each Borrower represent and warrant to the Administrative Agent and each of the Lenders that:

SECTION 6.01. Organization; Powers. Holdings, each Borrower and each Subsidiary (a) is duly organized, validly existing and, to the extent that such concept is applicable in the relevant jurisdiction, in good standing under the laws of the jurisdiction of its organization, (b) has all requisite power and authority, and the legal right, to carry on its business as now conducted and as proposed to be conducted, to execute, deliver and perform its obligations under this Agreement and each other Loan Document and each other agreement or instrument contemplated thereby to which it is a party and to effect the Transactions and (c) except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, is qualified to do business in, and, to the extent that such concept is applicable in the relevant jurisdiction, is in good standing in, every jurisdiction where such qualification is required.

SECTION 6.02. Authorization; Due Execution and Delivery; Enforceability. The execution, delivery and performance by each Loan Party of each Loan Document to which such Person is a party have been duly authorized by all necessary corporate or other organizational action and, if required, action by the holders of such Loan Party’s Equity Interests. This Agreement has been duly executed and delivered by each of Holdings and the Borrowers and constitutes, and each other Loan Document to which any Loan Party is to be a party, when executed and delivered by such Loan Party, will constitute, a legal, valid and binding obligation of Holdings, the Borrowers or such Loan Party, as applicable, enforceable against such Person in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

SECTION 6.03. Governmental Approvals; No Conflicts. The execution, delivery and performance by each Loan Party of each Loan Document to which such Person is a party (a) do not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except such as have been obtained or made and are in full force and effect and except (i) filings necessary to perfect Liens created under the Loan Documents, (ii) consents, approvals, registrations or filings which have been obtained or made and are in full force and effect or (iii) where failure to obtain such consent or approval, or make such registration or filing, in the aggregate, could not reasonably be expected to have a Material Adverse Effect, (b) will not violate any Requirement of Law applicable to Holdings, the Borrowers or any Subsidiary, (c) will not violate or result (alone or with notice or lapse of time or both) in a default under any indenture, agreement or other instrument (including the Term Loan Documents and the Senior Unsecured Notes Documents) binding upon Holdings, the Borrowers or any Subsidiary or their respective assets, or give rise to a right thereunder to require any payment, repurchase or redemption to be made by Holdings, the Borrowers or any Subsidiary or give rise to a right of, or result in, termination, cancelation or acceleration of any obligation thereunder, except with respect to any violation, default, payment, repurchase, redemption, termination, cancellation or acceleration that would not reasonably be expected to have a Material Adverse Effect and (d) will not result in the creation or imposition of any Lien on any asset now owned or hereafter acquired by Holdings, the Borrowers or any Subsidiary, except Liens created under the Loan Documents or the Term Loan Documents.

SECTION 6.04. Financial Condition; No Material Adverse Change. (a) The Company has heretofore furnished to the Lenders Holdings’ consolidated balance sheets and the related consolidated statements of operations, shareholder’s equity and cash flows as of and for the fiscal years ended December 31, 2012 and December 31, 2011, audited and reported on by Deloitte & Touche LLP, independent public accountants (without a “going concern” or like qualification, exception or statement and without any qualification or exception as to the scope of such audit other than with respect to the Company’s internal controls over financial reporting for which an opinion as to effectiveness is not required). Such financial statements present fairly, in all material respects, the financial position and results of operations and cash flows of Holdings, the Borrowers and the Subsidiaries on a consolidated basis as of such dates and for such periods in accordance with GAAP consistently applied.

(b) The Company has heretofore furnished to the Lenders Holdings’ pro forma consolidated balance sheet and related pro forma consolidated statement of operations as of and for the fiscal year ended December 31, 2012, prepared giving effect to the Transactions as if the Transactions had occurred, in the case of such balance sheet, on such date and, in the case of such statement of operations, on the first day of the 12-month period ending on such date. Such pro forma financial statements have been prepared by the Company in good faith based on the same assumptions used to prepare the pro forma financial statements included in the Information Memorandum (which assumptions are believed by Holdings and the Company on the date hereof to be reasonable).

(c) No event, change or condition has occurred that has had, or could reasonably be expected to have, a Material Adverse Effect, whether or not covered by insurance, since December 31, 2012.

SECTION 6.05. Properties. (a) Holdings, each Borrower and each Subsidiary has good title to, or valid leasehold interests in, all its property necessary for the conduct of its business (including the Mortgaged Properties), except for minor defects in title that do not interfere with its ability to conduct its business as currently conducted or as proposed to be conducted or to utilize such properties for their intended purposes. All such property is free and clear of Liens, other than Liens expressly permitted by Section 9.02.

(b) Holdings, each Borrower and each Subsidiary owns, or has rights to use, all trademarks, trade names, copyrights, patents and other intellectual property material to its business as currently conducted or as currently proposed to be conducted, and the use thereof by Holdings, each Borrower and each Subsidiary does not infringe upon the rights of any other Person, except for any such infringements that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect. No claim or litigation regarding any trademarks, trade names, copyrights, patents or other intellectual property owned or used by Holdings, any Borrower or any Subsidiary is pending or, to the knowledge of Holdings, any Borrower or any Subsidiary, threatened against Holdings, any Borrower or any Subsidiary that, individually or in the aggregate, could reasonably be expected to result in a Material Adverse Effect.

(c) As of the Effective Date, none of Holdings, the Borrowers or any Subsidiary has received notice of, or has knowledge of, any pending or contemplated condemnation proceeding affecting any Mortgaged Property or any sale or disposition thereof in lieu of condemnation. Neither any Mortgaged Property nor any interest therein is subject to any right of first refusal, option or other contractual right to purchase such Mortgaged Property or interest therein.

SECTION 6.06. Litigation and Environmental Matters. (a) There are no actions, suits, investigations or proceedings at law or in equity or by or before any arbitrator or Governmental Authority pending against or, to the knowledge of Holdings, any Borrower or any Subsidiary, threatened against or affecting Holdings, any Borrower or any Subsidiary or any business, property or rights (other than intellectual property rights, which are addressed in Section 6.05(b))of any such Person (i) that could reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect or (ii) that involve any of the Loan Documents.

(b) Except with respect to any matters that, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect, none of Holdings, any Borrower or any Subsidiary (i) has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit, license or other approval required under any Environmental Law, (ii) has become subject to any Environmental Liability, (iii) has received notice of any claim with respect to any Environmental Liability, (iv) has any present or, to the knowledge of Holdings, any Borrower or any Subsidiary, past operations or properties subject to any federal, state or local investigation to determine whether any remedial action is needed to address any environmental pollution, hazardous material or environmental clean-up, (v) has any contingent liability with respect to any Release, environmental pollution or hazardous material on any real property now or previously owned, leased or operated by it or (vi) knows of any basis to expect any Environmental Liability.

SECTION 6.07. Compliance with Laws. Holdings, each Borrower and each Subsidiary is in compliance with all Requirements of Law, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 6.08. Anti-Terrorism Laws. (a) To the extent applicable, Holdings, each of the Borrowers and each of the Subsidiaries are in compliance, in all material respects, with (i) the Trading with the Enemy Act, as amended, and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V, as amended) and any other enabling legislation or executive order relating thereto, and (ii) the USA PATRIOT Act. No part of the proceeds of the Loans will be used by Holdings, the Borrowers or any of the Subsidiaries, directly or indirectly, for any payments to any governmental official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of the United States Foreign Corrupt Practices Act of 1977, as amended.

(b) None of Holdings, any Borrower or any Subsidiary nor, to the knowledge of Holdings or the Company, any director, officer, agent, employee or Affiliate of Holdings, any Borrower or any Subsidiary, (i) is a Blocked Person or (ii) is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department; and none of Holdings, any Borrower or any Subsidiary will use the proceeds of the Loans for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

SECTION 6.09. Investment Company Status. None of Holdings, any Borrower or any Subsidiary is an “investment company” as defined in, or subject to regulation under, the Investment Company Act.

SECTION 6.10. Federal Reserve Regulations. None of Holdings, any Borrower or any Subsidiary is engaged or will engage, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U of the Board of Governors) or extending credit for the purpose of purchasing or carrying margin stock.

No part of the proceeds of the Loans will be used, directly or indirectly, for any purpose that entails a violation (including on the part of any Lender) of any of the regulations of the Board of Governors, including Regulations U and X.

SECTION 6.11. Taxes. Except to the extent that failure to do so could not reasonably be expected to result in a Material Adverse Effect, each of Holdings, each Borrower and each Subsidiary (a) has timely filed or caused to be filed all Tax returns and reports required to have been filed by it and (b) has paid or caused to be paid all Taxes required to have been paid by it, except where the validity or amount thereof is being contested in good faith by appropriate proceedings and where Holdings, the Borrowers or such Subsidiary, as applicable, has set aside on its books adequate reserves therefor in conformity with GAAP.

SECTION 6.12. ERISA. (a) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect (i) no ERISA Event has occurred or is reasonably expected to occur and (ii) the present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Accounting Standards Codification Topic 715) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Plan.

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect (i) each Foreign Pension Plan is in compliance in all material respects with all Requirements of Law applicable thereto and the respective requirements of the governing documents for such plan, (ii) with respect to each Foreign Pension Plan, none of Holdings, its Affiliates or any of their respective directors, officers, employees or agents has engaged in a transaction that could subject Holdings, any Borrower or any Subsidiary, directly or indirectly, to a tax or civil penalty, (iii) with respect to each Foreign Pension Plan, reserves have been established in the financial statements furnished to Lenders in respect of any unfunded liabilities in accordance with all Requirements of Law and prudent business practice or, where required, in accordance with ordinary accounting practices in the jurisdiction in which such Foreign Pension Plan is maintained and (iv) the present value of the aggregate accumulated benefit obligations of all Foreign Pension Plans (based on those assumptions used to fund each such Foreign Pension Plan) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of all such Foreign Pension Plans.

SECTION 6.13. Disclosure. Neither the Information Memorandum nor any of the other reports, financial statements, certificates or other written information furnished by or on behalf of Holdings, any Borrower or any Subsidiary to the Arrangers, the Administrative Agent or any Lender in connection with the negotiation of this Agreement or any other Loan Document, included herein or therein or furnished hereunder or thereunder (as modified or supplemented by other information so furnished and taken as a whole) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not materially misleading; provided that, with respect to projected financial information, each of Holdings and the Company represents only that such information was prepared in good faith based upon assumptions believed by it to be reasonable at the time so furnished and, if such projected financial information was furnished prior to the Effective Date, as of the Effective Date (it being understood and agreed that any such projected financial information may vary from actual results and that such variations may be material).

SECTION 6.14. Subsidiaries. Holdings does not have any subsidiaries other than the Borrowers and the Subsidiaries. Schedule 6.14 sets forth the name of, and the ownership interest of the Borrowers and each Subsidiary in, each Subsidiary and identifies each Subsidiary that is a Subsidiary Loan Party, in each case as of the Effective Date. The Equity Interests in the Borrowers and each Subsidiary have been duly authorized and validly issued and are fully paid and nonassessable, and such Equity Interests are owned by Holdings or the Company, directly or indirectly, free and clear of all Liens (other than Liens created under the Loan Documents and the Term Loan Documents and any nonconsensual Liens permitted by Section 9.02). Except as set forth in Schedule 6.14, there is no existing option, warrant, call, right, commitment or other agreement to which Holdings, any Borrower or any Subsidiary is a party requiring, and there are no Equity Interests in any Subsidiary outstanding that upon exercise, conversion or exchange would require, the issuance by any Borrower or any Subsidiary of any additional Equity Interests or other securities exercisable for, convertible into, exchangeable for or evidencing the right to subscribed for or purchase any Equity Interests in any Borrower or any Subsidiary.

SECTION 6.15. Labor Matters. As of the Effective Date, except as could not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, (i) there are no strikes, lockouts or slowdowns or any other material labor disputes against Holdings, any Borrower or any Subsidiary pending or, to the knowledge of Holdings, any Borrower or any Subsidiary, threatened and (ii) there are no unfair labor practice complaints pending against Holdings, any Borrower or any Subsidiary or, to the knowledge of Holdings, any Borrower or any Subsidiary, threatened against any of them before the National Labor Relations Board or other Governmental Authority.

SECTION 6.16. Solvency. Immediately after the consummation of the Transactions to occur on the Effective Date, and giving effect to the rights of indemnification, subrogation and contribution under the Collateral Agreement, (a) the fair value of the assets of Holdings and its subsidiaries, taken as a whole, at a fair valuation, will exceed their debts and liabilities, subordinated, contingent or otherwise, (b) the present fair saleable value of the property of Holdings and its subsidiaries, taken as a whole, will be greater than the amount that will be required to pay the probable liability of their debts and other liabilities, subordinated, contingent or otherwise, as such debts and other liabilities become absolute and matured, (c) Holdings and its subsidiaries, taken as a whole, will be able to pay their debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured and (d) Holdings and its subsidiaries, taken as a whole, will not have unreasonably small capital with which to conduct the business in which they are engaged as such business is now conducted and is proposed to be conducted following the Effective Date. For purposes of this Section 6.16, the amount of contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

SECTION 6.17. Collateral Matters. (a) The Collateral Agreement, upon execution and delivery thereof by the parties thereto, will create in favor of the Administrative Agent, for the benefit of the Secured Parties, a legal, valid and enforceable security interest in the Collateral (as defined therein) and (i) when such Collateral constituting certificated securities (as defined in the UCC) is delivered to the Administrative Agent, together with instruments of transfer duly endorsed in blank, the security interest created under the Collateral Agreement will constitute a fully perfected security interest in all right, title and interest of the pledgors thereunder in such Collateral, prior and superior in right to any other Person (it being understood and agreed that such Collateral is subject to the terms of the Intercreditor Agreement), and (ii) when financing statements in appropriate form are filed in the applicable filing offices, the security interest created under the Collateral Agreement will constitute a fully perfected security interest in all right, title and interest of the Loan Parties in the remaining Collateral (as defined therein) (subject to subsections (b) and (c) of this Section 6.17) to the extent perfection can be obtained by filing UCC financing statements, prior and superior to the rights of any other Person, except for rights secured by Liens permitted under Section 9.02 (it being understood and agreed that such Liens are subject to the terms of the Intercreditor Agreement).

(b) Each Mortgage, upon execution and delivery thereof by the parties thereto, will create in favor of the Administrative Agent, for the benefit of the Secured Parties, a legal, valid and enforceable security interest in all the applicable mortgagor’s right, title and interest in and to the Mortgaged Properties subject thereto and the proceeds thereof, and when the Mortgages have been filed in the jurisdictions specified therein, the Mortgages will constitute a fully perfected security interest in all right, title and interest of the mortgagors in the Mortgaged Properties and the proceeds thereof, prior and superior in right to any other Person, but subject to Liens permitted under Section 9.02 (it being understood and agreed that such Liens are subject to the terms of the Intercreditor Agreement).

(c) Upon the recordation of the Collateral Agreement (or a short-form security agreement in form and substance reasonably satisfactory to the Company and the Administrative Agent) with the United States Patent and Trademark Office or the United States Copyright Office, as applicable, and the filing of the financing statements referred to in paragraph (a) of this Section 6.17, the security interest created under the Collateral Agreement will constitute a fully perfected security interest in all right, title and interest of the Loan Parties in the Intellectual Property (as defined in the Collateral Agreement) in which a security interest may be perfected by filing in the United States of America, in each case prior and superior in right to any other Person, but subject to Liens permitted under Section 9.02 (it being understood and agreed that such Liens are subject to the terms of the Intercreditor Agreement, and it being further understood and agreed that subsequent recordings in the United States Patent and Trademark Office or the United States Copyright Office may be necessary to perfect a security interest in such Intellectual Property acquired by the Loan Parties after the Effective Date).

SECTION 6.18. Borrowing Base Calculation. The calculation by the Company of the Borrowing Base and the valuation thereunder is complete and accurate.

SECTION 6.19. Accounts. The Administrative Agent may rely, in determining which Accounts are Eligible Accounts, on all statements and representations made by the Loan

Parties with respect thereto. Holdings and each Loan Party hereby warrant, with respect to each Account at the time it is shown as an Eligible Account in a Borrowing Base Certificate, that such Account is an Eligible Account.

SECTION 6.20. Inventory. The Administrative Agent may rely, in determining which Inventory is Eligible Inventory, on all statements and representations made by the Loan Parties with respect thereto. Holdings and each Loan Party hereby warrant, with respect to any Inventory at the time it is shown as being Eligible Inventory in a Borrowing Base Certificate, that such Inventory is Eligible Inventory.

SECTION 6.21. Designation as Senior Debt. All Obligations shall be designated as “Senior Indebtedness” and “Designated Senior Indebtedness” or a similar term or designation for purposes of and as defined in, any documentation with respect to any subordinated Indebtedness.

ARTICLE VII

Conditions

SECTION 7.01. Effective Date. The obligation of the Lenders to make Loans hereunder, and the obligation of the Issuing Lender to issue Letters of Credit or assume the Existing Letters of Credit, shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 12.02):

(a) The Administrative Agent shall have received from each party hereto or thereto either (i) a counterpart of this Agreement and each other Loan Document (excluding the Mortgages, which shall be delivered in accordance with Section 8.16) signed on behalf of such party or (ii) written evidence reasonably satisfactory to the Administrative Agent (which may include facsimile transmission or other electronic imaging of a signed signature page of this Agreement) that such party has signed a counterpart of this Agreement and each other Loan Document.

(b) The Administrative Agent shall have received a favorable written opinion (addressed to the Administrative Agent and the Lenders) of Simpson Thacher & Bartlett LLP, counsel for Holdings, the Borrowers and the Subsidiaries, substantially in the form of Exhibit L (A) dated as of the Effective Date and (B) covering such other matters relating to the Loan Parties or the Loan Documents as the Administrative Agent shall reasonably request. Each of Holdings and each Borrower hereby requests such counsel to deliver such opinion.

(c) The Administrative Agent shall have received such documents and certificates as the Administrative Agent or its counsel may reasonably request relating to the organization, existence and good standing of each Loan Party, the authorization of the Transactions and any other legal matters relating to the Loan Parties or the Loan Documents, all in form and substance reasonably satisfactory to the Administrative Agent and its counsel.

(d) The Administrative Agent shall have received a certificate, dated the Effective Date and signed by an Authorized Officer or the President or a Vice President of the Company, confirming compliance with the conditions set forth in (i) the first sentence of paragraph (j) of this Section 7.01 and (ii) paragraphs (g) and (h) of this Section 7.01.

(e) The Administrative Agent shall have received all fees and other amounts due and payable on or prior to the Effective Date, including, to the extent invoiced at least two Business Days prior to the Effective Date, reimbursement or payment of all out-of-pocket expenses (including fees, charges and disbursements of counsel) required to be reimbursed or paid by any Loan Party hereunder, under any other Loan Document or under any other agreement entered into by any of the Arrangers, the Administrative Agent and the Lenders, on the one hand, and any of the Loan Parties, on the other hand.

(f) The Collateral and Guarantee Requirement shall have been satisfied, and the Administrative Agent, on behalf of the Secured Parties, shall have a security interest in the Collateral of the type and priority described in each Security Document, except as otherwise set forth in the Collateral and Guarantee Requirement or Section 8.16. The Administrative Agent shall have received (i) a completed Perfection Certificate dated the Effective Date and signed by an Authorized Officer or legal officer of each of Holdings and the Borrowers, together with all attachments contemplated thereby, including the results of a search of the UCC (or equivalent) filings made with respect to the Loan Parties in the jurisdictions contemplated by the Perfection Certificate and copies of the financing statements (or similar documents) disclosed by such search and evidence reasonably satisfactory to the Administrative Agent that the Liens indicated by such financing statements (or similar documents) are permitted by Section 9.02 or have been or will contemporaneously with the initial funding of Loans on the Effective Date be released or terminated and (ii) evidence that the Control Agreements contemplated by the Collateral and Guarantee Requirement shall have been established.

(g) The representations and warranties of each Loan Party set forth in the Loan Documents shall be true and correct in all material respects (or, in the case of representations and warranties qualified as to materiality, in all respects), except in the case of any such representation or warranty that expressly relates to a prior date, in which case such representation or warranty shall be true and correct in all material respects (or in all respects, as applicable) as of such earlier date.

(h) At the time of and immediately after giving effect to the initial Borrowings, no Default shall have occurred and be continuing.

(i) The Administrative Agent shall have received evidence that the insurance required by Section 8.07 and the Security Documents is in effect.

(j) The Company shall have received, or substantially contemporaneously with the initial funding of the Loans on the Effective Date shall receive, gross cash proceeds of not less than $250,000,000 from the issuance of the Senior Unsecured Notes. The Administrative Agent shall have received copies of the Senior Unsecured Notes Documents, certified by an Authorized Officer as complete and correct.

(k) The Lenders shall have received the financial statements, opinions and certificates referred to in Sections 6.04(a) and 6.04(b).

(l) Immediately after giving effect to the Transactions and the other transactions contemplated hereby, none of Holdings, any Borrower or any Subsidiary shall have outstanding any shares of Disqualified Equity Interests or any Indebtedness, other than (i) Indebtedness incurred under the Loan Documents, (ii) the Senior Unsecured Notes, (iii) Indebtedness incurred pursuant to the Term Loan Agreement and (iv) other Indebtedness permitted under Section 9.01.

(m) The Lenders shall have received a certificate from an Authorized Officer of the Company, substantially in the form of Exhibit M, certifying as to the solvency of Holdings and its subsidiaries on a consolidated basis after giving effect to the Transactions and the other transactions contemplated hereby.

(n) The Lenders shall have received a detailed business plan of Holdings and its subsidiaries for the fiscal years 2013 through 2017 (including but not limited to quarterly projections for the first four fiscal quarters ending after the Effective Date).

(o) The Lenders shall have received, at least five business days prior to the Effective Date, all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the USA PATRIOT Act, that has been requested at least ten business days prior to the Effective Date.

(p) The Company shall have delivered to the Administrative Agent the Notice of Borrowing required by Section 2.03(a).

(q) The Company shall have received, or substantially contemporaneously with the initial funding of the Loans on the Effective Date shall receive, gross cash proceeds of not less than $670,000,000 from the Term Loans pursuant to and in accordance with the Term Loan Documents. The Administrative Agent shall have received copies of the Term Loan Documents, certified by an Authorized Officer as complete and correct.

(r) The Administrative Agent shall have received the initial Borrowing Base Certificate demonstrating Excess Availability of not less than $50,000,000 on the Effective Date after giving effect to the Transactions.

The Administrative Agent shall notify the Company and the Lenders of the Effective Date, and such notice shall be conclusive and binding. Notwithstanding the foregoing, the obligations of the Lenders to make the initial Loans, and the obligation of each Issuing Lender to issue Letters of Credit or assume the Existing Letters of Credit, shall not become effective unless each of the foregoing conditions is satisfied (or waived pursuant to Section 12.02) at or prior to 5:00 p.m., New York City time, on April 25, 2013 (and, in the event such conditions are not so satisfied or waived, the Commitments shall terminate at such time).

SECTION 7.02. Conditions Precedent to All Credit Events. The occurrence of the Effective Date and the obligation of each Lender to make Loans (including Loans made on the Effective Date), and the obligation of each Issuing Lender to issue Letters of Credit (including Letters of Credit issued or, in the case of the Existing Letters of Credit, deemed issued, on the Effective Date), are subject, at the time of the Effective Date and at the time of each such Credit Event (except as hereinafter indicated), to the satisfaction of the following conditions:

(a) No Default; Representations and Warranties. On the Effective Date and at the time of each such Credit Event and also after giving effect thereto (i) no Default shall then exist or would result therefrom and (ii) all representations and warranties contained herein and in the other Loan Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on the Effective Date and the date of such Credit Event (it being understood and agreed that any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct in all material respects only as of such specified date).

(b) Notice of Borrowing; Letter of Credit Request. (i) Prior to the making of each Loan (other than a Swingline Loan or a Revolving Loan made pursuant to a Mandatory Borrowing), the Administrative Agent shall have received a Notice of Borrowing meeting the requirements of Section 2.03(a).

(ii) Prior to the making of each Swingline Loan, the Swingline Lender shall have received the notice referred to in Section 2.03(b)(i).

(iii) Prior to the issuance of each Letter of Credit, the Administrative Agent and the respective Issuing Lender shall have received a Letter of Credit Request meeting the requirements of Section 3.03(a).

(c) Borrowing Base Limitations. Notwithstanding anything to the contrary set forth herein (but subject to Section 2.01(e)), it shall be a condition precedent to each Credit Event that after giving effect thereto (and the use of the proceeds thereof) that:

(i) the Aggregate Exposure would not exceed the Borrowing Base at such time;

(ii) with respect to any Swingline Loan, the aggregate outstanding principal amount of all Swingline Loans after giving effect thereto would not exceed the Maximum Swingline Amount; and

(iii) with respect to any requested issuance of any Letter of Credit, the Letter of Credit Outstandings after giving effect thereto shall not exceed the Maximum Letter of Credit Amount.

The occurrence of the Effective Date and the acceptance of the benefits of each Credit Event shall constitute a representation and warranty by Holdings and each of the Borrowers to the Administrative Agent and each of the Lenders that all the conditions specified in Section 7.01 (with respect to the occurrence of the Effective Date and to Credit Events on the Effective Date) and in this Section 7.02 (with respect to the occurrence of the Effective Date and to Credit Events on or after the Effective Date) and applicable to such Credit Event are satisfied as of that time.

ARTICLE VIII

Affirmative Covenants

Until the Revolving Loan Commitments and the Letters of Credit shall have expired or been terminated and the principal of and interest on each Loan and all fees, expenses and other amounts (other than contingent amounts not yet due) payable under this Agreement or any other Loan Document shall have been paid in full, Holdings and each Borrower hereby covenants and agrees with the Lenders that:

SECTION 8.01. Financial Statements and Other Information. Holdings and the Company will furnish to the Administrative Agent, which shall furnish to each Lender, the following:

(a) within 90 days after the end of each fiscal year of Holdings (or such later date as Form 10-K of Holdings is required to be filed with the SEC taking into account any extension granted by the SEC, provided that Holdings or the Company gives the Administrative Agent notice of any such extension), its audited consolidated balance sheet and audited consolidated statements of operations, shareholder’s equity and cash flows as of the end of and for such fiscal year, and related notes thereto, setting forth in each case in comparative form the figures for the previous fiscal year, prepared in accordance with generally accepted auditing standards and reported on by Deloitte & Touche LLP or other independent public accountants of recognized national standing (without a “going concern” or like qualification, exception or statement and without any qualification or exception as to the scope of such audit) other than with respect to the Company’s internal controls over financial reporting for which an opinion as to effectiveness is not required) to the effect that such financial statements present fairly in all material respects the financial condition, results of operations and cash flow of Holdings, the Borrowers and the Subsidiaries on a consolidated basis as of the end of and for such fiscal year and accompanied by a narrative report describing the financial position, results of operations and cash flow of Holdings, the Borrowers and the consolidated Subsidiaries;

(b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year of Holdings (or such later date as Form 10-Q of Holdings is required to be filed with the SEC taking into account any extension granted by the SEC, provided that Holdings or the Company gives the Administrative Agent notice of any such extension), its unaudited consolidated balance sheet and unaudited consolidated statements of operations, shareholder’s equity and cash flows as of the end of and for such fiscal quarter and the then elapsed portion of the fiscal year, setting forth in each case in comparative form the figures for the corresponding period or periods of (or, in the case of the balance sheet, as of the end of) the previous fiscal year, all certified by an Authorized Officer as presenting fairly in all material respects the financial condition, results of operations and cash flows of Holdings, the Borrowers and the Subsidiaries on a consolidated basis as of the end of and for such fiscal quarter and such portion of the fiscal year in accordance with GAAP consistently applied, subject to normal year-end audit adjustments and the absence of footnotes, and accompanied by a narrative report describing the financial position, results of operations and cash flow of Holdings, the Borrowers and the consolidated Subsidiaries;

(c) concurrently with each delivery of financial statements under clause (a) or (b) above, and as and when required pursuant to the last sentence of Section 9.14, a Compliance Certificate from an Authorized Officer in the form of Exhibit C (i) certifying as to whether a Default has occurred and, if a Default has occurred, specifying the details thereof and any action taken or proposed to be taken with respect thereto, (ii) setting forth reasonably detailed calculations of the Consolidated Fixed Charge Coverage Ratio and, in the case of the financial statements delivered under clause (b) above, Average Aggregate Availability for such fiscal quarter then ended, and (iii) stating whether any change in GAAP or in the application thereof has occurred since the later of the date of Holdings’ audited financial statements referred to in Section 6.04 and the date of the prior certificate delivered pursuant to this clause (c) indicating such a change and, if any such change has occurred, specifying the effect of such change on the financial statements accompanying such certificate;

(d) promptly after the receipt thereof by Holdings, any Borrower or any Subsidiary, a copy of any “management letter” received by any such Person from its certified public accountants and the management’s response thereto;

(e) concurrently with any delivery of financial statements under clause (a) above, a detailed consolidated budget for such fiscal year (including a projected consolidated balance sheet and consolidated statements of projected operations and cash flows as of the end of and for such fiscal year and setting forth the assumptions used for purposes of preparing such budget) and, promptly when available, any significant revisions of such budget;

(f) promptly after the request by any Lender, all documentation and other information that such Lender reasonably requests in order to comply with its ongoing obligations under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act;

(g) promptly following any request therefor, such other information regarding the operations, business affairs, assets, liabilities (including contingent liabilities) and financial condition of Holdings, any Borrower or any Subsidiary, or compliance with the terms of this Agreement or any other Loan Document, as the Administrative Agent or any Lender may reasonably request;

(h) promptly, and in any event within two Business Days after any officer of Holdings or any Borrower obtains knowledge thereof, notice of the commencement of a Dominion Period, a Trigger Period or a Monthly Reporting Period;

(i) promptly upon receipt or delivery thereof by or to any Loan Party, any material notice from (i) the Term Loan Agent under the Term Loan Documents or (ii) the trustee under the Senior Unsecured Notes Documents; and

(j) promptly upon the execution thereof, copies of all material documents governing or relating to any Refinancing Term Loan Indebtedness, any Refinancing Indebtedness, any Incremental Term Facility Debt and any Alternative Incremental Term Facility Debt to the extent not previously delivered to the Administrative Agent.

Information required to be furnished pursuant to clause (a), (b) or (j) of this Section 8.01 shall be deemed to have been furnished if such information, or one or more annual or quarterly reports containing such information, shall have been posted by the Administrative Agent on the Platform or shall be available on the website of the SEC at http://www.sec.gov. Information required to be furnished pursuant to this Section 8.01 may also be furnished by electronic communications pursuant to procedures approved by the Administrative Agent. In addition, an Authorized Officer shall also participate in a quarterly conference call with the Lenders (which call may be combined with the quarterly conference call with the holders of the Senior Unsecured Notes and/or the Term Loans) to discuss Holdings’ financial condition and results of operations.

SECTION 8.02. Notices of Material Events. Holdings and the Company will furnish to the Administrative Agent, which shall furnish to each Lender, prompt written notice of the following:

(a) the occurrence of any Default;

(b) the filing or commencement of any action, suit or proceeding by or before any arbitrator or Governmental Authority against or, to the knowledge of an Authorized Officer or another executive officer of Holdings, any Borrower or any Subsidiary, affecting Holdings, any Borrower or any Subsidiary, or any adverse development in any such pending action, suit or proceeding not previously disclosed in writing by Holdings or the Company to the Administrative Agent, that in each case could reasonably be expected to result in a Material Adverse Effect or that in any manner questions the validity of this Agreement or any other Loan Document;

(c) any other development (including notice of any Environmental Liability or ERISA Event) that has resulted, or could reasonably be expected to result, in a Material Adverse Effect.

Each notice delivered under this Section 8.02 shall be accompanied by a written statement of an Authorized Officer or other executive officer of the Company setting forth the details of the event or development requiring such notice and any action taken or proposed to be taken with respect thereto.

SECTION 8.03. Information Regarding Collateral. (a) Holdings and the Borrowers will furnish to the Administrative Agent, prompt written notice of any change (i) in any Loan Party’s legal name, as set forth in such Loan Party’s organizational documents, (ii) in the jurisdiction of incorporation or organization of any Loan Party or the location of such Loan Party’s chief executive office, (iii) in the form of organization of any Loan Party or (iv) in any Loan Party’s organizational identification number, if any, or, with respect to a Loan Party organized under the laws of a jurisdiction that requires such information to be set forth on the face of a UCC financing statement, the Federal Taxpayer Identification Number of such Loan Party. Holdings and each Borrower agree not to effect or permit any change referred to in the preceding sentence unless all filings have been made under the UCC or otherwise that are required in order for the Administrative Agent to continue at all times following such change to have a valid, legal and perfected security interest in all the Collateral.

(b) At the time of delivery of financial statements pursuant to Section 8.01(a), Holdings and the Borrowers shall deliver to the Administrative Agent a completed Supplemental Perfection Certificate, signed by an Authorized Officer of each of Holdings and the Borrowers, (i) setting forth the information required pursuant to the Supplemental Perfection Certificate and indicating, in a manner reasonably satisfactory to the Administrative Agent, any changes in such information from the most recent Supplemental Perfection Certificate delivered pursuant to this Section 8.03 (or, prior to the first delivery of a Supplemental Perfection Certificate, from the Perfection Certificate delivered on the Effective Date) or (ii) certifying that there has been no change in such information from the most recent Supplemental Perfection Certificate delivered pursuant to this Section 8.03 (or, prior to the first delivery of a Supplemental Perfection Certificate, from the Perfection Certificate delivered on the Effective Date).

SECTION 8.04. Existence; Conduct of Business. Holdings and each Borrower will, and will cause each Subsidiary to, do or cause to be done all things necessary to preserve, renew and keep in full force and effect its legal existence and the rights, licenses, permits, privileges, franchises, patents, copyrights, trademarks and trade names necessary for the conduct of its business; provided that the foregoing shall not prohibit (i) any merger, consolidation, liquidation or dissolution permitted under Section 9.03 or (ii) Holdings, each Borrower and each Subsidiary from allowing its respective patents, copyrights, trademarks and trade names to lapse, expire or become abandoned in the ordinary course of business or its reasonable business judgment, as applicable.

SECTION 8.05. Payment of Taxes. Holdings and each Borrower will, and will cause each Subsidiary to, pay its Tax liabilities, before the same shall become delinquent or in default, except where (a) (i) the validity or amount thereof is being contested in good faith by appropriate proceedings and (ii) Holdings, such Borrower or such Subsidiary has set aside on its books adequate reserves with respect thereto in accordance with GAAP or (b) the failure to make payment could not reasonably be expected to result in a Material Adverse Effect.

SECTION 8.06. Maintenance of Properties. Except if failure to do so would not reasonably be expected to have a Material Adverse Effect, Holdings and each Borrower will, and will cause each Subsidiary to, keep and maintain all property necessary for the conduct of its business in good working order and condition, ordinary wear and tear excepted.

SECTION 8.07. Insurance. Holdings and each Borrower will, and will cause each Subsidiary to, maintain, with financially sound and reputable insurance companies, insurance in such amounts (with no greater risk retention) and against such risks as is customarily maintained by companies of established repute engaged in the same or similar businesses operating in the same or similar locations. Each such policy of liability or casualty insurance maintained by or on behalf of Loan Parties will (a) in the case of each liability insurance policy (other than workers’ compensation, director and officer liability or other policies in which such endorsements are not customary), name the Administrative Agent, on behalf of the Secured Parties, as an additional insured thereunder, (b) in the case of each casualty insurance policy, contain a loss payable clause or endorsement that names the Administrative Agent, on behalf of the Secured Parties, as the loss payee thereunder and (c) provide for at least 30 days’ (or such shorter number of days as may be agreed to by the Administrative Agent) prior written notice to the Administrative Agent of any cancellation of such policy. With respect to each Mortgaged Property that is located in an area determined by the Federal Emergency Management Agency to have special flood hazards, the applicable Loan Party has obtained, and will maintain, with financially sound and reputable insurance companies, such flood insurance as is required under applicable law, including Regulation H of the Board of Governors. The Company will furnish to the Lenders, upon reasonable request of the Administrative Agent, information in reasonable detail as to the insurance so maintained.

SECTION 8.08. Books and Records; Inspection and Audit Rights. (a) Each of Holdings and the Company will, and will cause each Subsidiary to, keep proper books of record and accounts in which full, true and correct entries in conformity with GAAP and all Requirements of Law are made of all dealings and transactions in relation to its business and activities. Each of Holdings and the Company will, and will cause each Subsidiary to, permit employees and designated representatives of the Administrative Agent and any Lender, in each case, at the Loan Parties’ expense at reasonable times and (except during the continuance of an Event of Default) upon reasonable notice, to conduct appraisals of Inventory and field exams, in each case, up to two (2) times in any twelve month period or up to three (3) times in any such twelve month period at any time after Excess Availability has fallen below the Dominion Threshold for a period of five (5) consecutive days and, in any event, more frequently as the Administrative Agent reasonably deems appropriate during the existence of an Event of Default (it being acknowledged that a single field exam, appraisal or inspection may entail visits to multiple locations of books, records and assets of the Loan Parties). In connection with any such appraisal or field exam, such employees and designated representatives of the Administrative Agent and/or the Lenders shall be permitted (i) to visit and inspect, in consultation with officers of Holdings, the Company or such Subsidiary (other than during an Event of Default, in which case, no such consultation shall be required) any properties of Holdings, the Company or such Subsidiary, (ii) to examine the books of account of Holdings, the Company or such Subsidiary and discuss the affairs, finances and accounts of Holdings, the Company or such Subsidiary with, and be advised as to the same by, its and their officers and independent accountants (provided that an officer of Holdings, the Company and its Subsidiaries may attend such discussions with such accountants) and (iii) to verify Eligible Accounts and/or Eligible Inventory (subject to reasonable requirements of confidentiality, including requirements imposed by law or contract). Neither the Administrative Agent nor any Lender shall have any duty to any of Holdings, the Company or any Subsidiary to make any inspection, nor to share any results of any inspection, appraisal or report with any of Holdings, the Company or any Subsidiary. Each of Holdings, the Company and its Subsidiaries acknowledge that all inspections, appraisals and reports are prepared by the Administrative Agent and the Lenders for their purposes, and neither Holdings nor any of its subsidiaries shall be entitled to rely upon them.

(b) In addition to the obligations set forth in Section 12.03, Holdings and the Company will, and will cause the Subsidiaries to, reimburse Administrative Agent for all reasonable and documented costs and expenses of Administrative Agent in connection with (i) examinations of any such Person’s books and records as the Administrative Agent reasonably deems appropriate, (ii) appraisals of Inventory and (iii) field exams, in each case, as described in Section 8.08(a) above. Without limiting the foregoing and/or the Administrative Agent’s right to use third parties for such purposes, Holdings and the Company shall, and shall cause the

Subsidiaries to, pay the Administrative Agent’s then standard per diem charges for each day that an employee of the Administrative Agent or its Affiliates is engaged in any examination activities (including field exams), and shall pay the standard charges of the Administrative Agent’s internal appraisal group.

SECTION 8.09. Compliance with Laws. Holdings and each Borrower will, and will take reasonable action to cause each Subsidiary to, comply with all Requirements of Law (including Environmental Laws) with respect to it or its property, except where the failure to do so, individually or in the aggregate, could not reasonably be expected to result in a Material Adverse Effect.

SECTION 8.10. Use of Proceeds. The proceeds of Loans hereunder will be used solely (i) to refinance, either in whole or in part, the borrowings and commitments under the Existing Credit Agreement, (ii) to issue Letters of Credit and for working capital and general corporate purposes of the Loan Parties, including, without limitation, Permitted Acquisitions and Permitted Foreign Acquisitions and (iii) with respect to any Loans made on the Effective Date, together with the proceeds of the Term Loans, the proceeds of the Senior Unsecured Notes and cash-on-hand, for the payment of (a) first, fees and expenses payable in connection with the Transactions, (b) second, principal, premium, if any, accrued but unpaid interest and fees and other amounts due or outstanding under the Existing Indebtedness and (c) third, to the extent of the remaining proceeds thereof, the Effective Date Dividend and the Dana Seller Note Payment, as well as the repayment of the Preferred Equity.

SECTION 8.11. Additional Subsidiaries. If any additional Subsidiary is formed or acquired (or otherwise becomes a Designated Subsidiary) after the Effective Date, then the Company will, as promptly as practicable and, in any event, within 30 days (or such longer period as the Administrative Agent may, in its sole discretion, agree to in writing) after such Subsidiary is formed or acquired (or otherwise becomes a Designated Subsidiary), notify the Administrative Agent thereof and cause the Collateral and Guarantee Requirement to be satisfied with respect to such Subsidiary (if it is a Designated Subsidiary) and with respect to any Equity Interest in or Indebtedness of such Subsidiary owned by or on behalf of any Loan Party; provided that to the extent such Subsidiary is a wholly-owned domestic Subsidiary of the Company, at the option of the Company with notice to the Administrative Agent, such Subsidiary may become a Borrower hereunder pursuant to a joinder agreement in form and substance reasonably acceptable to the Administrative Agent; provided further that, it is hereby agreed that no assets of such Subsidiary shall be included in the Borrowing Base, unless and until the Administrative Agent has completed and is satisfied with the results of a Collateral review for such Subsidiary.

SECTION 8.12. Designation as Senior Debt. Holdings shall, and shall cause each of its subsidiaries to, designate all Obligations as “Senior Indebtedness” and “Designated Senior Indebtedness” or as a similar term or designation for purposes of and as defined in, any documentation with respect to any subordinated Indebtedness.

SECTION 8.13. Collateral Reporting Requirements.

(a) Not later than 5:00 P.M. (New York time) on or before the 15th day of each month commencing May 2013 (or at least weekly (or more frequently as the Administrative Agent may require) during a Monthly Reporting Period or during the continuance of an Event of Default), the Loan Parties shall deliver or cause to be delivered to the Administrative Agent a borrowing base certificate setting forth the Borrowing Base (with supporting calculations in reasonable detail) substantially in the form of Exhibit N (each, a “Borrowing Base Certificate”), which shall be prepared as of the last Business Day of the preceding month (or, if any such Borrowing Base Certificate is delivered more frequently than monthly, such shorter preceding period as shall be required by the Administrative Agent). Each such Borrowing Base Certificate shall include or be accompanied by a summary of all general ledger accounts for rebates, discounts and accruals and such other supporting information as may be reasonably requested from time to time by the Administrative Agent.

(b) Not later than 5:00 P.M. (New York time) on or before the 15th day after the Effective Date (for March 2013), and on or before the 15th day of each month thereafter, commencing May 15, 2013 (or more frequently as the Administrative Agent may require during a Monthly Reporting Period or during the continuance of an Event of Default), the Loan Parties shall deliver or cause to be delivered to the Administrative Agent (1) a summary aged trial balance by customer (including aging categories of Accounts which are 30, 60 and 90 days past due) and a summary aged trial balance by payment terms, (2) upon the request of the Administrative Agent, a detailed listing and a detailed summary of the Borrowers’ accounts payable indicating which accounts payable are more than thirty (30) days past due, (3) a summary inventory listing, or, upon the request of the Administrative Agent, a detailed inventory listing, (4) a reconciliation of Accounts and inventory to the general ledger and to the Borrowing Base Certificate delivered pursuant to clause (a) of this Section 8.13 and (5) a listing of the top five Account Debtors by concentration, together with the aged balances of the Accounts of such Account Debtors. The Administrative Agent shall distribute to the Lenders (including by posting electronic versions thereof to a data site accessible by the Lenders) copies of the reports that it receives pursuant to clauses (a) and (b) of this Section 8.13 promptly after the Administrative Agent’s receipt thereof.

SECTION 8.14. Eligibility. Holdings and the Borrowers each agrees promptly to notify the Administrative Agent if any material portion of any previously Eligible Accounts or Eligible Inventory ceases to be eligible for lending purposes.

SECTION 8.15. Further Assurances. (a) Holdings and each Borrower will, and will cause each Subsidiary Loan Party to, execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, fixture filings, mortgages, deeds of trust and other documents), that may be required under any applicable law, or that the Administrative Agent or the Required Lenders may reasonably request, to cause the Collateral and Guarantee Requirement to be and remain satisfied, all at the expense of the Loan Parties. Holdings and each Borrower also agrees to, and shall cause each Subsidiary Loan Party to, provide to the Administrative Agent, from time to time upon request, evidence reasonably satisfactory to the Administrative Agent as to the perfection and priority of the Liens created or intended to be created by the Security Documents.

(b) If any material assets (including any real property or improvements thereto or any interest therein with a fair market value in excess of $5,000,000) are acquired by Holdings, any Borrower or any Subsidiary Loan Party after the Effective Date (other than assets constituting Collateral under the Collateral Agreement that become subject to the Lien created by the Collateral Agreement upon acquisition thereof), the Company will notify the Administrative Agent and the Lenders thereof, and, if requested by the Administrative Agent or the Required Lenders, Holdings and the Borrowers will cause such assets to be subjected to a Lien securing the Obligations and will take, and cause the Subsidiary Loan Parties to take, such actions as shall be necessary or reasonably requested by the Administrative Agent to grant and perfect such Liens, including actions described in paragraph (a) of this Section 8.15, all at the expense of the Loan Parties.

SECTION 8.16. Post-Closing Matters. As promptly as practicable, and in any event within 120 days (or such longer period as the Administrative Agent may, in its sole discretion, agree to in writing), after the Effective Date, Holdings and the Company shall, and shall cause each other Loan Party to, deliver all Mortgages that are required to be delivered pursuant to the Collateral and Guarantee Requirement, except to the extent otherwise agreed by the Administrative Agent pursuant to its authority as set forth in the definition of the term “Collateral and Guarantee Requirement”.

ARTICLE IX

Negative Covenants

Until the Revolving Loan Commitments and the Letters of Credit shall have expired or been terminated and the principal of and interest on each Loan and all fees, expenses and other amounts (other than contingent amounts not yet due) payable under this Agreement or any other Loan Document have been paid in full, Holdings and each Borrower covenants and agrees with the Lenders that:

SECTION 9.01. Indebtedness; Certain Equity Securities. (a) The Borrowers will not, nor will they permit any Subsidiary to, create, incur, assume or permit to exist any Indebtedness, except:

(i) Indebtedness created hereunder and under the other Loan Documents;

(ii) (A) the Senior Unsecured Notes in an aggregate principal amount not to exceed $250,000,000, (B) Refinancing Indebtedness in respect of the Senior Unsecured Notes issued pursuant to clause (A) above (it being understood and agreed that, for purposes of this Section 9.01(a)(ii), any Indebtedness that is incurred for the purpose of repurchasing or redeeming any Senior Unsecured Notes (or any Refinancing Indebtedness in respect thereof) shall, if otherwise meeting the requirements set forth in the definition of the term “Refinancing Indebtedness”, be deemed to be Refinancing Indebtedness in respect of the Senior Unsecured Notes (or such Refinancing

Indebtedness), and shall be permitted to be incurred and be in existence, notwithstanding that the proceeds of such Refinancing Indebtedness shall not be applied to make such repurchase or redemption of the Senior Unsecured Notes (or such Refinancing Indebtedness) immediately upon the incurrence thereof, if (1) the proceeds of such Refinancing Indebtedness are applied to make such repurchase or redemption no later than 90 days following the date of the incurrence thereof and (2) at all times pending such application all the proceeds of such Refinancing Indebtedness are held in an account with the Administrative Agent, subject to its exclusive dominion and control, including the exclusive right of withdrawal, as collateral for the payment and performance of the obligations of the Borrowers under this Agreement (with the Administrative Agent hereby agreeing that it shall permit the Company to withdraw funds from such account upon request if (x) at the time thereof, no Event of Default shall have occurred and be continuing, (y) immediately following such withdrawal, such funds shall be applied to make any such repurchase or redemption of the Senior Unsecured Notes or to repay any such Refinancing Indebtedness and (z) the Company shall have delivered to the Administrative Agent a certificate of an Authorized Officer of the Company as to the matters set forth in the preceding clauses (x) and (y));

(iii) Indebtedness existing on the date hereof and set forth in Schedule 9.01 and any Refinancing Indebtedness in respect thereof;

(iv) Indebtedness of the Company to any Subsidiary and of any Subsidiary to the Company or any other Subsidiary; provided that (A) Indebtedness of any Subsidiary that is not a Loan Party to the Company or any Subsidiary Loan Party shall be subject to Section 9.04 and (B) Indebtedness of the Company to any Subsidiary and Indebtedness of any Subsidiary Loan Party to any Subsidiary that is not a Subsidiary Loan Party shall be subordinated to the Obligations on the terms set forth in the Intercompany Indebtedness Subordination Agreement;

(v) Guarantees by Holdings or the Company of Indebtedness of any Subsidiary and by any Subsidiary of Indebtedness of the Company or any other Subsidiary; provided that (A) the Indebtedness so Guaranteed is permitted by this Section 9.01 (other than clause (a)(iii) or (a)(vii)), (B) Guarantees by the Company or any Subsidiary Loan Party of Indebtedness of any Subsidiary that is not a Loan Party shall be subject to Section 9.04, (C) Guarantees permitted under this clause (v) shall be subordinated to the Obligations of the applicable Subsidiary to the same extent and on the same terms as the Indebtedness so Guaranteed is subordinated to the Obligations and (D) none of the Senior Unsecured Notes or the Indebtedness under the Term Loan Agreement shall be Guaranteed by any Subsidiary unless such Subsidiary is a Borrower or other Loan Party that has Guaranteed the Obligations pursuant to the Collateral Agreement;

(vi) (A) Indebtedness of the Company or any Subsidiary incurred to finance the acquisition, construction, repair, replacement or improvement of any fixed or capital assets, including Capital Lease Obligations and any Indebtedness assumed by the Company or any Subsidiary in connection with the acquisition of any such assets or secured by a Lien on any such assets prior to the acquisition thereof; provided that such Indebtedness is incurred prior to or within 270 days after such acquisition or the completion of such construction, repair, replacement or improvement, and (B) Refinancing Indebtedness in respect of Indebtedness incurred or assumed pursuant to clause (A) above; provided further that the aggregate principal amount of Indebtedness permitted by this clause (vi) shall not exceed $25,000,000 at any time outstanding;

(vii) (A) Indebtedness of any Person that becomes a Subsidiary Loan Party (or of any Person not previously a Subsidiary that is merged or consolidated with or into a Subsidiary Loan Party in a transaction permitted hereunder) after the date hereof, or Indebtedness of any Person that is assumed by any Subsidiary in connection with an acquisition of assets by such Subsidiary in a Permitted Acquisition; provided that such Indebtedness exists at the time such Person becomes a Subsidiary (or is so merged or consolidated) or such assets are acquired and is not created in contemplation of or in connection with such Person becoming a Subsidiary (or such merger or consolidation) or such assets being acquired, and (B) Refinancing Indebtedness in respect of Indebtedness assumed pursuant to clause (A) above;

(viii) other Indebtedness in an aggregate principal amount not exceeding the greater of (A) $50,000,000 and (B) 5.0% of the consolidated total assets of the Company as of the fiscal year most recently ended prior to the incurrence of such Indebtedness at any time outstanding;

(ix) Indebtedness owed to any Person (including obligations in respect of letters of credit for the benefit of such Person) providing workers’ compensation, health, disability or other employee benefits or property, casualty or liability insurance, pursuant to reimbursement or indemnification obligations to such Person, in each case incurred in the ordinary course of business;

(x) Indebtedness of the Company or any Subsidiary in respect of performance bonds, bid bonds, appeal bonds, surety bonds, performance and completion guarantees and similar obligations (other than in respect of other Indebtedness), in each case provided in the ordinary course of business;

(xi) Indebtedness in respect of Hedging Agreements permitted by Section 9.07;

(xii) Indebtedness owed in respect of any overdrafts and related liabilities arising from treasury, depositary and cash management services or in connection with any automated clearinghouse transfers of funds; provided that such Indebtedness shall be repaid in full within five Business Days of the incurrence thereof;

(xiii) Indebtedness of the Company or any Subsidiary in the form of purchase price adjustments, earnouts, non-competition agreements or other arrangements representing acquisition consideration or deferred payments of a similar nature incurred in connection with any Permitted Acquisition, Permitted Foreign Acquisition or other investment permitted under Section 9.04;

(xiv) Refinancing Term Loan Indebtedness; provided that the Net Proceeds thereof are used to make the prepayments of the Term Loans.

(xv) Incremental Term Facility Debt and Alternative Incremental Term Facility Debt, provided that the aggregate principal amount of such Incremental Term Facility Debt and Alternative Incremental Term Facility Debt shall not exceed the amount permitted under the Term Loan Agreement;

(xvi) Indebtedness in respect of the Term Loan Agreement, in an aggregate principal amount not to exceed $670,000,000 at any time outstanding;

(xvii) Indebtedness representing deferred compensation to directors, officers, consultants or employees of the Company and its Subsidiaries incurred in the ordinary course of business;

(xviii) Indebtedness consisting of promissory notes issued by any Loan Party to current or former officers, directors, consultants and employees or their respective estates, spouses or former spouses to finance the purchase or redemption of Equity Interests of Holdings permitted by Section 9.08;

(xix) other Indebtedness of the Borrowers or any other Loan Party if, after giving effect to the incurrence thereof and the application of the proceeds thereof, the Total Leverage Ratio is equal to or less than 5.00 to 1.00; and

(xx) Indebtedness of Subsidiaries that are not Subsidiary Loan Parties in an aggregate principal amount not exceeding $100,000,000 at any time outstanding if, after giving effect to the incurrence thereof and the application of the proceeds thereof, the Total Leverage Ratio is equal to or less than 5.00 to 1.00.

(b) Holdings will not create, incur, assume or permit to exist any Indebtedness except (i) Indebtedness created under the Loan Documents, (ii) Guarantee obligations of the Company and the Subsidiaries under the Term Loan Agreement, (iii) unsecured Guarantees of the Senior Unsecured Notes to the extent required by the Senior Unsecured Notes Documents, (iv) Guarantees of Refinancing Indebtedness and (v) Indebtedness and Guarantees expressly permitted to be incurred or made by Holdings under Section 9.01(a) and Section 9.04.

SECTION 9.02. Liens. (a) The Borrowers will not, nor will they permit any Subsidiary to, create, incur, assume or permit to exist any Lien on any asset now owned or hereafter acquired by it, except:

(i) Liens created under the Loan Documents;

(ii) Permitted Encumbrances;

(iii) any Lien on any asset of the Company or any Subsidiary existing on the date hereof and set forth in Schedule 9.02; provided that (A) such Lien shall not apply to any other asset of the Company or any Subsidiary (other than assets financed by the same financing source in the ordinary course of business) and (B) such Lien shall secure only those obligations that it secures on the date hereof and extensions, renewals, replacements and refinancings thereof so long as the principal amount of such extensions, renewals, replacements and refinancings does not exceed the principal amount of the obligations being extended, renewed, replaced or refinanced or, in the case of any such obligations constituting Indebtedness, that are permitted under Section 9.01(a)(iii) as Refinancing Indebtedness in respect thereof;

(iv) any Lien existing on any asset prior to the acquisition thereof by the Company or any Subsidiary or existing on any asset of any Person that becomes a Subsidiary (or of any Person not previously a Subsidiary that is merged or consolidated with or into a Subsidiary in a transaction permitted hereunder) after the date hereof prior to the time such Person becomes a Subsidiary (or is so merged or consolidated); provided that (A) such Lien is not created in contemplation of or in connection with such acquisition or such Person becoming a Subsidiary (or such merger or consolidation), (B) such Lien shall not apply to any other asset of Holdings, any Borrower or any Subsidiary (other than (x) assets financed by the same financing source in the ordinary course of business and (y) in the case of any such merger or consolidation, the assets of any special purpose merger Subsidiary that is a party thereto) and (C) such Lien shall secure only those obligations that it secures on the date of such acquisition or the date such Person becomes a Subsidiary (or is so merged or consolidated) and extensions, renewals, replacements and refinancings thereof so long as the principal amount of such extensions, renewals and replacements does not exceed the principal amount of the obligations being extended, renewed or replaced or, in the case of any such obligations constituting Indebtedness, that are permitted under Section 9.01(a)(vii) as Refinancing Indebtedness in respect thereof;

(v) Liens on fixed or capital assets acquired, constructed, repaired, replaced or improved (including any such assets made the subject of a Capital Lease Obligation incurred) by the Company or any Subsidiary; provided that (A) such Liens secure Indebtedness incurred to finance such acquisition, construction, repair, replacement or improvement and permitted by clause (vi)(A) of Section 9.01(a) or any Refinancing Indebtedness in respect thereof permitted by clause (vi)(B) of Section 9.01(a), (B) such Liens and the Indebtedness secured thereby are incurred prior to or within 270 days after such acquisition or the completion of such construction, repair, replacement or improvement (provided that this clause (B) shall not apply to any Refinancing Indebtedness permitted by clause (vi)(B) of Section 9.01(a) or any Lien securing such Refinancing Indebtedness), (C) the Indebtedness secured thereby does not exceed the cost of acquiring, constructing, repairing, replacing or improving such fixed or capital asset and in any event, the aggregate principal amount of such Indebtedness does not exceed $25,000,000 at any time outstanding and (D) such Liens shall not apply to any other property or assets of any Borrower or any Subsidiary (except assets financed by the same financing source in the ordinary course of business);

(vi) in connection with the sale or transfer of any Equity Interests or other assets in a transaction permitted under Section 9.05, customary rights and restrictions contained in agreements relating to such sale or transfer pending the completion thereof;

(vii) in the case of (A) any Subsidiary that is not a wholly owned Subsidiary or (B) the Equity Interests in any Person that is not a Subsidiary, any encumbrance or restriction, including any put and call arrangements, related to Equity Interests in such Subsidiary or such other Person set forth in the organizational documents of such Subsidiary or such other Person or any related joint venture, shareholders’ or similar agreement;

(viii) Liens solely on any cash earnest money deposits, escrow arrangements or similar arrangements made by the Company or any Subsidiary in connection with any letter of intent or purchase agreement for a Permitted Acquisition, Permitted Foreign Acquisition or other transaction permitted hereunder;

(ix) Liens on Collateral securing any Permitted Second Priority Refinancing Debt or Alternative Incremental Facility Debt; provided that such Liens are subject to customary intercreditor arrangements reasonably satisfactory to the Administrative Agent;

(x) Liens securing obligations under the Term Loan Documents, or any Refinancing Term Loan Indebtedness in respect thereof, provided that such Liens are subject to the terms of the Intercreditor Agreement;

(xi) Liens granted by a Subsidiary that is not a Loan Party in respect of Indebtedness permitted to be incurred by such Subsidiary under Section 9.01; and

(xii) Liens on assets not otherwise permitted by this Section 9.02 to the extent that the aggregate outstanding principal amount of the obligations secured thereby does not exceed $25,000,000 at any time outstanding; provided that Liens on ABL Priority Collateral that are not subject to intercreditor arrangements with the Administrative Agent reasonably acceptable to the Administrative Agent shall be permitted under this clause (xii) only to the extent that the aggregate outstanding principal amount of the obligations secured thereby does not exceed $10,000,000 at any time outstanding.

(b) Notwithstanding anything herein to the contrary, Holdings will not create, incur, assume or permit to exist any Lien on any asset now owned or hereafter acquired by it, or assign or sell any income or revenues (including accounts receivable) or rights in respect thereof, except Liens referred to in clauses (i), (ii), (iii), (ix) and (x) of Section 9.02(a).

SECTION 9.03. Fundamental Changes. (a) Neither Holdings nor any Borrower will, nor will they permit any Subsidiary to, merge into or consolidate with any other Person, or permit any other Person to merge into or consolidate with it, or liquidate or dissolve, except that, if at the time thereof and immediately after giving effect thereto no Default shall have occurred and be continuing, (i) any Person may merge into or consolidate with a Borrower in a transaction in which such Borrower is the surviving entity or the surviving entity (the “Successor

Borrower”) (A) is organized under the laws of the United States, (B) expressly assumes such Borrower’s obligations under this Agreement and the other Loan Documents to which such Borrower is a party pursuant to a supplement hereto or thereto in form reasonably satisfactory to the Administrative Agent, (C) each Subsidiary Loan Party, unless it is the other party to such merger or consolidation, shall have by a supplement to the Collateral Agreement confirmed that its Guarantee shall apply to the Successor Borrower’s obligations under this Agreement, (D) each Subsidiary Loan Party, unless it is the other party to such merger or consolidation, shall have by a supplement to the Collateral Agreement confirmed that its obligations thereunder shall apply to the Successor Borrower’s obligations under this Agreement, (E) each mortgagor of a Mortgaged Property, unless it is the other party to such merger or consolidation, shall have by an amendment to or restatement of the applicable Mortgage confirmed that its obligations thereunder shall apply to the Successor Borrower’s obligations under this Agreement; provided, further, that if the foregoing are satisfied, the Successor Borrower will succeed to, and be substituted for, such Borrower under this Agreement; provided, further, that if such merger, amalgamation or consolidation involves a Borrower, no assets of such other entity party to such transaction (if not another Borrower) shall be includable in the Borrowing Base unless the Administrative Agent has completed and is satisfied with a Collateral review of such assets, (ii) any Person (other than a Borrower) may merge into or consolidate with any Subsidiary in a transaction in which the surviving entity is a Subsidiary and, if any party to such merger or consolidation is a Subsidiary Loan Party, is a Subsidiary Loan Party, (iii) any Subsidiary may merge into or consolidate with any Person (other than a Borrower) in a transaction permitted under Section 9.05 in which, after giving effect to such transaction, the surviving entity is not a Subsidiary, (iv) any Subsidiary may liquidate or dissolve if the Company determines in good faith that such liquidation or dissolution is in the best interests of the Company and is not materially disadvantageous to the Lenders; provided that any such merger or consolidation involving a Person that is not a wholly owned Subsidiary immediately prior to such merger or consolidation shall not be permitted unless it is also permitted by Section 9.04; and (v) Holdings, a Borrower or any Subsidiary may engage in a merger, consolidation, dissolution or liquidation, the purpose of which is to effect a disposition permitted pursuant to Section 9.05. If any merger, consolidation, liquidation or dissolution permitted hereby would give rise to any mandatory prepayment hereunder (including pursuant to Section 5.02(b) hereunder) taking into account any reduction in the Borrowing Base resulting from such merger, consolidation, liquidation or dissolution, provision for prompt payment thereof shall have been provided for to the reasonable satisfaction of the Administrative Agent.

(b) The Borrowers will not, and Holdings and the Borrowers will not permit any Subsidiary to, engage to any material extent in any business other than businesses of the type conducted by the Borrowers and the Subsidiaries on the date hereof and businesses reasonably related, incidental or ancillary thereto.

(c) Holdings will not engage in any business or activity other than the ownership of all the outstanding Equity Interests of the Company and activities incidental thereto and compliance with its obligations under the Loan Documents, the Term Loan Documents and the Senior Unsecured Notes Documents or any Refinancing Indebtedness in respect thereof. Holdings will not own or acquire any material assets (other than Equity Interests of the Company, cash and Permitted Investments) or incur any liabilities (other than liabilities under the Loan Documents or Guarantees permitted by Section 9.01(b), liabilities imposed by law, including tax liabilities, and other liabilities incidental to its existence and permitted business and activities).

SECTION 9.04. Investments, Loans, Advances, Guarantees and Acquisitions. Neither Holdings nor any of the Borrowers will, nor will they permit any Subsidiary to, purchase, hold or acquire (including pursuant to any merger or consolidation with any Person that was not a wholly owned Subsidiary prior to such merger or consolidation) any Equity Interests in or evidences of Indebtedness or other securities (including any option, warrant or other right to acquire any of the foregoing) of, make or permit to exist any loans or advances to, Guarantee any obligations of, or make or permit to exist any investment or any other interest in, any other Person, or purchase or otherwise acquire (in one transaction or a series of transactions) any assets of any other Person constituting a business unit, except:

(a) Permitted Investments;

(b) (i) Permitted Acquisitions and (ii) solely in the case of Foreign Subsidiaries, Permitted Foreign Acquisitions;

(c) cash and cash equivalents;

(d) (i) investments existing on the date hereof in the Company and the Subsidiaries and (ii) other investments existing on the date hereof and set forth on Schedule 9.04;

(e) investments by Holdings in the Company and by the Company and the Subsidiaries in Equity Interests of their respective Subsidiaries; provided that (i) any such Equity Interests held by a Loan Party shall be pledged to the extent required by the definition of the term “Collateral and Guarantee Requirement” and (ii) the aggregate amount of such investments made by Loan Parties in Subsidiaries that are not Loan Parties (together with outstanding intercompany loans permitted under subclause (ii) of the proviso to clause (f) of this Section 9.04 and outstanding Guarantees permitted under the proviso to clause (g) of this Section 9.04) shall not exceed the greater of (A) $100,000,000 and (B) 10.0% of the consolidated total assets of the Company as of the fiscal year most recently ended prior to the making of such investments at any time outstanding (in each case determined without regard to any write-downs or write-offs), provided that if any such investment under this subclause (ii) is made for the purpose of making an investment, loan or advance permitted under clause (u) of this Section 9.04, the amount available under this clause (e) shall not be reduced by the amount of any such investment, loan or advance which reduces the basket under clause (u) of this Section 9.04;

(f) loans or advances made by Holdings or the Company to any Subsidiary and/or made by any Subsidiary to the Company or any other Subsidiary; provided that (i) any such loans and advances made by a Loan Party shall be evidenced by a promissory note pledged pursuant to the Collateral Agreement and (ii) the amount of such loans and advances made by Loan Parties to Subsidiaries that are not Loan Parties (together with investments permitted under subclause (ii) of the proviso to clause (e) of this Section 9.04 and outstanding Guarantees permitted under the proviso to clause (g) of this Section 9.04) shall not exceed the greater of (A) $100,000,000 and (B) 10.0% of the consolidated total assets of the Company as of the fiscal year most recently ended prior to the making of such loans or advances at any time outstanding (in each case determined without regard to any write-downs or write-offs), provided that if any such loan or advance under this subclause (ii) is made for the purpose of making an investment, loan or advance permitted under clause (u) of this Section 9.04, the amount available under this clause (f) shall not be reduced by the amount of any such investment, loan or advance which reduces the basket under clause (u) of this Section 9.04;

(g) Guarantees of Indebtedness that is permitted under Section 9.01 and other obligations, in each case of Holdings, the Company or any Subsidiary; provided that the total of the aggregate principal amount of Indebtedness and the aggregate amount of other obligations, in each case of Subsidiaries that are not Loan Parties that is Guaranteed by any Loan Party (together with investments permitted under subclause (ii) of the proviso to clause (e) of this Section 9.04 and intercompany loans permitted under subclause (ii) to the proviso to clause (f) of this Section 9.04) shall not exceed the greater of (A) $100,000,000 and (B) 10.0% of the consolidated total assets of the Company as of the fiscal year most recently ended prior to the making of such Guarantees at any time outstanding (in each case determined without regard to any write-downs or write-offs);

(h) loans or advances to directors, officers, consultants or employees of Holdings, the Borrowers or any Subsidiary made in the ordinary course of business of Holdings, the Borrowers or such Subsidiary, as applicable, not exceeding $2,000,000 in the aggregate outstanding at any time (determined without regard to any write-downs or write-offs of such loans or advances);

(i) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses of Holdings, the Borrowers or any Subsidiary for accounting purposes and that are made in the ordinary course of business;

(j) investments received in connection with the bankruptcy or reorganization of, or settlement of delinquent accounts and disputes with, customers and suppliers, in each case in the ordinary course of business;

(k) investments in the form of Hedging Agreements permitted by Section 9.07;

(l) investments of any Person existing at the time such Person becomes a Subsidiary or consolidates or merges with the Company or any Subsidiary so long as such investments were not made in contemplation of such Person becoming a Subsidiary or of such consolidation or merger;

(m) investments resulting from pledges or deposits described in clause (c) or (d) of the definition of the term “Permitted Encumbrance”;

(n) investments made as a result of the receipt of noncash consideration from a sale, transfer, lease or other disposition of any asset in compliance with Section 9.05;

(o) investments that result solely from the receipt by Holdings, any Borrower or any Subsidiary from any of its subsidiaries of a dividend or other Restricted Payment in the form of Equity Interests, evidences of Indebtedness or other securities (but not any additions thereto made after the date of the receipt thereof);

(p) receivables or other trade payables owing to a Borrower or a Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided that such trade terms may include such concessionary trade terms as such Borrower or any Subsidiary deems reasonable under the circumstances;

(q) mergers and consolidations permitted under Section 9.03 that do not involve any Person other than Holdings, a Borrower and Subsidiaries that are wholly owned Subsidiaries;

(r) loans and advances to Holdings (and by Holdings to its parent) with the Net Proceeds of the sale of all or a portion of Affinia South America, less any amounts declared and paid as a Restricted Payment pursuant to Section 9.08(a)(iii), provided that (x) such loan or advance is made on or prior to the 18-month anniversary of the Effective Date and (y) at the time of the making of such loan or advance, and after giving effect to such sale, Restricted Payment and loan or advance, the Total Leverage Ratio is equal to or less than 5.00 to 1.00;

(s) Guarantees by Holdings, any Borrower or any Subsidiary of leases (other than Capitalized Leases) or of other obligations that do not constitute Indebtedness, in each case entered into in the ordinary course of business;

(t) investments, loans and advances by Holdings, any Borrower or any Subsidiary in an aggregate amount, as valued at cost at the time each such investment, loan or advance is made and including all related commitments for future investments, loans or advances (and the principal amount of any Indebtedness that is assumed or otherwise incurred in connection with such investment, loan or advance), not exceeding $25,000,000 plus an amount equal to any returns of capital or sale proceeds actually received in cash in respect of any such investments (which amount shall not exceed the amount of such investment valued at cost at the time such investment was made), less any payments of Indebtedness pursuant to Section 9.08(b)(iv);

(u) other investments, loans and advances by any Borrower or any Subsidiary (and loans and advances by Holdings) in an aggregate amount, as valued at cost at the time each such investment, loan or advance is made and including all related commitments for future investments, loans or advances (and the principal amount of any Indebtedness that is assumed or otherwise incurred in connection with such investment, loan or advance), not exceeding $25,000,000 plus an amount equal to any returns of capital or sale proceeds actually received in cash in respect of any such investments made pursuant to this clause (u) (which amount shall not exceed the amount of such investment valued at cost at the time such investment was made); provided that no Event of Default shall have occurred and be continuing or would result therefrom; and

(v) so long as the Payment Conditions are satisfied with respect thereto both immediately before and after giving effect thereto, the Company and its Subsidiaries may make other investments, loans and advances not otherwise permitted under this Section 9.04.

SECTION 9.05. Asset Sales. Neither Holdings nor any Borrower will, nor will they permit any Subsidiary to, sell, transfer, lease or otherwise dispose of any asset, including any Equity Interest owned by it, nor will Holdings or any Borrower permit any Subsidiary to issue any additional Equity Interest in such Subsidiary (other than issuing directors’ qualifying shares and other than issuing Equity Interests to the Company or another Subsidiary except:

(a) sales, transfers, leases and other dispositions of (i) inventory, (ii) used, obsolete or surplus equipment, (iii) property no longer used or useful in the conduct of the business of the Borrowers and their Subsidiaries (including intellectual property), (iv) immaterial assets and (v) cash and Permitted Investments, in each case in the ordinary course of business;

(b) sales, transfers, leases and other dispositions to a Borrower or a Subsidiary; provided that any such sales, transfers, leases or other dispositions involving a Subsidiary that is not a Loan Party shall be made in compliance with Sections 9.04 and 9.09;

(c) sales, transfers and other dispositions of accounts receivable in connection with the compromise, settlement or collection thereof not as part of any accounts receivables financing transaction;

(d) (i) sales, transfers, leases and other dispositions of assets to the extent that such assets constitute an investment permitted by clause (j), (l) or (n) of Section 9.04 or another asset received as consideration for the disposition of any asset permitted by this Section 9.05 (in each case, other than Equity Interests in a Subsidiary, unless all Equity Interests in such Subsidiary (other than directors’ qualifying shares) are sold); and (ii) sales, transfers, and other dispositions of the Equity Interests of a Subsidiary by a Borrower or a Subsidiary to the extent such sale, transfer or other disposition would be permissible as an investment in a Subsidiary permitted by Section 9.04(e) or (u);

(e) leases or subleases entered into in the ordinary course of business, to the extent that they do not materially interfere with the business of Holdings, any Borrower or any Subsidiary;

(f) licenses or sublicenses of intellectual property in the ordinary course of business, to the extent that they do not materially interfere with the business of Holdings, any Borrower or any Subsidiary;

(g) dispositions resulting from any casualty or other insured damage to, or any taking under power of eminent domain or by condemnation or similar proceeding of, any asset of any of Holdings, any Borrower or any Subsidiary;

(h) dispositions of assets to the extent that (i) such assets are exchanged for credit against the purchase price of similar replacement assets or (ii) the proceeds of such disposition are promptly applied to the purchase price of such replacement assets;

(i) dispositions permitted by Section 9.08;

(j) sale in one or more transactions of Affinia South America;

(k) sales, transfers, leases and other dispositions of assets that are not permitted by any other clause of this Section 9.05; provided that the aggregate fair value of all assets sold, transferred, leased or otherwise disposed of in reliance upon this clause (k) shall not exceed during the term of this Agreement the greater of (i) $50,000,000 and (ii) 5% of the consolidated total assets of the Company as of the fiscal year most recently ended prior to such sale, transfer, lease or other disposition;

(l) sales, transfers or other dispositions of accounts receivable not included in the Borrowing Base in connection with the factoring on a non-recourse basis of such accounts receivable; and

(m) subject to the satisfaction of the Guarantee and Collateral Requirement with respect to the proceeds received by a Loan Party, each of the Company and its Subsidiaries may sell the assets described on Schedule 1.01(b);

provided that all sales, transfers, leases and other dispositions permitted hereby (other than those permitted by clause (a)) shall be made for fair value, and at least 75% of the consideration from all sales, transfers, leases and other dispositions of ABL Priority Collateral permitted hereby (other than those permitted by clause (b), (d), (g) or (h)) since the Effective Date, on a cumulative basis, is in the form of cash or cash equivalents; provided further that (i) any consideration in the form of Permitted Investments that are disposed of for cash consideration within 30 Business Days after such sale, transfer or other disposition shall be deemed to be cash consideration in an amount equal to the amount of such cash consideration for purposes of this proviso, (ii) any liabilities (as shown on such Borrower’s or such Subsidiary’s most recent balance sheet provided hereunder or in the footnotes thereto) of such Borrower or such Subsidiary, other than liabilities that are by their terms subordinated to the payment in cash of the Obligations, that are assumed by the transferee with respect to the applicable sale, transfer, lease or other disposition and for which the Company and all the Subsidiaries shall have been validly released by all applicable creditors in writing shall be deemed to be cash consideration in an amount equal to the liabilities so assumed, (iii) any Designated Non-Cash Consideration received by such Borrower or such Subsidiary in respect of such sale, transfer, lease or other disposition having an aggregate fair market value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (iii) that is at that time outstanding, not in excess of $5,000,000 at the time of the receipt of such Designated Non-Cash Consideration, with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be cash consideration, and (iv) if such sale, transfer, lease or other disposition permitted hereby would give rise to any mandatory prepayment hereunder (including pursuant to Section 5.02(b) hereunder) taking into account any reduction in the Borrowing Base resulting from such sale, transfer, lease or other disposition, provision for prompt payment thereof shall have been provided for to the reasonable satisfaction of the Administrative Agent.

SECTION 9.06. [Reserved].

SECTION 9.07. Hedging Agreements. Neither Holdings nor any Borrower will, nor will they permit any Subsidiary to, enter into any Hedging Agreement, except (a) Hedging Agreements entered into to hedge or mitigate risks to which Holdings, any Borrower or any Subsidiary has actual exposure (other than those in respect of the Equity Interests or Indebtedness of Holdings, any Borrower or any Subsidiary) and (b) Hedging Agreements entered into in order to effectively cap, collar or exchange interest rates (from fixed to floating rates, from floating to fixed rates, from one floating rate to another floating rate or otherwise) with respect to any interest-bearing liability or investment of Holdings, any Borrower or any Subsidiary.

SECTION 9.08. Restricted Payments; Certain Payments of Indebtedness. (a) Neither Holdings nor the Borrowers will, nor will they permit any Subsidiary to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except that:

(i) the Company may declare and pay to Holdings, and Holdings may declare and pay, the Effective Date Dividend;

(ii) any Subsidiary may declare and pay dividends or make other distributions with respect to its Equity Interests, or make other Restricted Payments in respect of its Equity Interests, in each case ratably to the holders of such Equity Interests;

(iii) the Company may declare and pay a dividend to Holdings (and by Holdings to its parent) with the Net Proceeds of any sale of all or a portion of Affinia South America, less any amounts used to make loans or advances pursuant to Section 9.04(r), provided that (x) such dividend is paid on or prior to the 18-month anniversary of the Effective Date and (y) at the time of declaration and payment of such dividend, and after giving effect to such sale and such dividend, the Total Leverage Ratio is equal to or less than 5.00 to 1.00;

(iv) Holdings may declare and pay dividends with respect to its Equity Interests payable solely in shares of Qualified Equity Interests or Disqualified Equity Interests permitted hereunder;

(v) Holdings may, and the Company may make Restricted Payments to Holdings so that Holdings may, make Restricted Payments, not exceeding $4,000,000 during any fiscal year with unused amounts in any fiscal year being carried over to following calendar years subject to a maximum of $12,000,000, pursuant to and in accordance with stock option plans or other benefit plans approved by Holdings’ board of directors for directors, officers, consultants or employees of Holdings, the Company and the Subsidiaries;

(vi) Holdings or the Company may pay (or make Restricted Payments to allow any direct or indirect parent thereof to pay) for the repurchase, retirement or other acquisition or retirement for value of Equity Interests of Holdings (or of any such parent of Holdings or the Company) by any future, present or former employee or director of Holdings (or any direct or indirect parent of Holdings) or any of its subsidiaries, not exceeding $4,000,000 during any fiscal year with unused amounts in any fiscal year being carried over to following calendar years subject to a maximum payment of $8,000,000 in any fiscal year, pursuant to any employee or director equity plan, employee or director stock option plan or any other employee or director benefit plan or any agreement (including any stock subscription or shareholder agreement) with any employee or director of Holdings or any of its subsidiaries approved by Holdings’ board of directors;

(vii) the Company may make Restricted Payments to Holdings, and Holdings may make Restricted Payments to any direct or indirect parent of Holdings, at such times and in such amounts (A) as shall be necessary (but, in any event, not more than $3,000,000 in any fiscal year of Holdings) to permit Holdings (or any direct or indirect parent of Holdings) to discharge its general corporate and overhead expenses (including franchise taxes and directors fees) incurred in the ordinary course of business and other permitted liabilities and (B) as shall be necessary to permit Holdings (or any direct or indirect parent of Holdings) to pay its Tax liabilities; provided, however, that (1) the amount of Restricted Payments pursuant to subclause (B) of this clause (vii) shall not exceed the amount that Holdings, the Company and the Subsidiaries would be required to pay in respect of Federal, State and local taxes were Holdings, the Company and the Subsidiaries to pay such taxes as stand-alone taxpayers, and (2) all Restricted Payments made to Holdings (or any direct or indirect parent of Holdings) pursuant to this clause (vii) are used by Holdings (or such direct or indirect parent of Holdings) for the purposes specified herein.

(viii) Holdings may make cash payments in lieu of the issuance of fractional shares representing insignificant interests in Holdings in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests in Holdings;

(ix) Holdings may repurchase Equity Interests upon the exercise of stock options if such Equity Interests represent a portion of the exercise price of such stock options;

(x) the Company may make Restricted Payments to the extent necessary to permit Holdings to make payments of or on account of (A) management, consulting and advisory fees and (B) reimbursement of out-of-pocket costs and expenses incurred in connection with management, consulting and advisory services, in each case, to the Permitted Holders to the extent permitted by Section 9.09; provided that no Default shall have occurred and be continuing or would result therefrom;

(xi) concurrently with any issuance of Qualified Equity Interests, Holdings may redeem, purchase or retire any Equity Interests of Holdings using the proceeds of, or convert or exchange any Equity Interests of Holdings for, such Qualified Equity Interests; and

(xii) So long as the Payment Conditions are satisfied both immediately before and after giving effect thereto, the Company and Holdings may make Restricted Payments not otherwise permitted under this Section 9.08(a).

(b) Neither Holdings nor the Company will, nor will they permit any Subsidiary to, prepay, redeem, purchase or otherwise satisfy any Indebtedness that is subordinated in right of payment to the Obligations, except for:

(i) payments of Indebtedness created under this Agreement or any other Loan Document;

(ii) regularly scheduled interest and principal payments as and when due in respect of any such Indebtedness, other than payments in respect of such Indebtedness prohibited by the subordination provisions thereof;

(iii) refinancings of Indebtedness with the proceeds of other Indebtedness permitted under Section 9.01;

(iv) payments of or in respect of Indebtedness in an amount equal to $10,000,000 in the aggregate; provided that no Event of Default shall have occurred and be continuing or would result therefrom; and

(v) so long as the Payment Conditions are satisfied with respect thereto both immediately before and after giving effect thereto, any other prepayments, repurchases, redemptions or satisfactions of or in respect of any such Indebtedness.

(c) Neither Holdings nor the Company will, nor will they permit any Subsidiary to, prepay, redeem, purchase or otherwise satisfy the Term Loans or the Senior Unsecured Notes, except for:

(i) regularly scheduled payments or mandatory prepayments thereunder when due;

(ii) refinancing of such Indebtedness with proceeds of other Indebtedness permitted under Section 9.01 and payments of such Refinanced Debt or Refinancing Indebtedness in accordance with clause (b) immediately above; and

(iii) so long as the Payment Conditions are satisfied with respect thereto both immediately before and after giving effect thereto, any other prepayments, repurchases, redemptions or satisfactions of or in respect of any such Indebtedness.

SECTION 9.09. Transactions with Affiliates. (a) Neither Holdings nor the Borrowers will, nor will they permit any Subsidiary to, sell, lease or otherwise transfer any assets to, or purchase, lease or otherwise acquire any assets from, or otherwise engage in any other transactions with, any of its Affiliates, except (i) transactions that are at prices and on terms and conditions not less favorable to the Borrowers or such Subsidiary than could be obtained on an arm’s-length basis from unrelated third parties, (ii) transactions between or among the Loan

Parties not involving any other Affiliate, (iii) advances, equity issuances, repurchases, retirements or other acquisitions or retirements of Equity Interests and other Restricted Payments permitted under Section 9.08 and investments, loans and advances to Subsidiaries permitted under Section 9.04 and any other transaction involving the Borrowers and the Subsidiaries permitted under Section 9.03 to the extent such transaction is between a Borrower and one or more Subsidiaries or between two or more Subsidiaries and Section 9.05 (to the extent such transaction is not required to be for fair value thereunder), (iv) any contribution to the capital of Holdings by the Permitted Holders or any purchase of Equity Interests in Holdings by the Permitted Holders not prohibited by this Agreement, (v) the payment of reasonable fees to directors of Holdings, any Borrower or any Subsidiary who are not employees of Holdings, a Borrower or any Subsidiary, and compensation and employee benefit arrangements paid to, and indemnities provided for the benefit of, directors, officers, consultants or employees of Holdings, the Borrowers or the Subsidiaries in the ordinary course of business, (vi) any issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment agreements, stock options and stock ownership plans approved by the Company’s board of directors (including, without limitation, in connection with the Effective Date Dividend) and (vii) employment and severance arrangements entered into in the ordinary course of business between Holdings, the Company or any Subsidiary and any employee thereof and approved by the Company’s board of directors.

(b) Neither Holdings nor the Borrowers will, nor will they permit any Subsidiary to, make any payment of or on account of monitoring or management or similar fees to the Sponsor in an aggregate amount in any fiscal year in excess of $3,000,000.

SECTION 9.10. Restrictive Agreements. Neither Holdings nor any Borrower will, nor will they permit any Subsidiary to, directly or indirectly, enter into, incur or permit to exist any agreement or other arrangement that prohibits, restricts or imposes any condition upon (a) the ability of Holdings, any Borrower or any Subsidiary to create, incur or permit to exist any Lien upon any of its assets to secure the Obligations or (b) the ability of any Subsidiary to pay dividends or other distributions with respect to any of its Equity Interests, to make or repay loans or advances to the Borrowers or any other Subsidiary, to Guarantee Indebtedness of the Borrowers or any other Subsidiary, to transfer any of its properties or assets to a Borrower or any other Subsidiary or to grant Liens on its assets (including Equity Interests) to the Administrative Agent; provided that (i) the foregoing shall not apply to (A) restrictions and conditions imposed by law or by this Agreement, any other Loan Document, the Term Loan Documents, any Term Loan Refinancing Facility Agreement or any document governing any Refinancing Term Loan Indebtedness or Refinancing Indebtedness, (B) restrictions and conditions imposed by the Senior Unsecured Notes Documents as in effect on the date hereof or any agreement or document evidencing Refinancing Indebtedness in respect of the Senior Unsecured Notes Documents permitted under clause (ii) of Section 9.01(a); provided that the restrictions and conditions contained in any such agreement or document taken as a whole are not materially less favorable to the Lenders than the restrictions and conditions imposed by the Senior Unsecured Notes Documents, (C) in the case of any Subsidiary that is not a wholly owned Subsidiary, restrictions and conditions imposed by its organizational documents or any related joint venture or similar agreements; provided that such restrictions and conditions apply only to such Subsidiary and to the Equity Interests of such Subsidiary, (D) customary restrictions and conditions contained in agreements relating to the sale of a Subsidiary or any assets of Holdings, the Borrowers or any Subsidiary, in each case pending such sale; provided that such restrictions and conditions apply only to such Subsidiary or the assets that are to be sold and, in each case, such sale is permitted hereunder, (E) restrictions and conditions existing on the date hereof and identified on Schedule 9.10 (and any extension or renewal of, or any amendment, modification or replacement of the documents set forth on such schedule that do not expand the scope of, any such restriction or condition in any material respect) and (F) customary restrictions and conditions imposed by any agreement governing Indebtedness or other obligations of a Foreign Subsidiary; (ii) clause (a) of the foregoing shall not apply to (A) restrictions and conditions imposed by any agreement relating to secured Indebtedness permitted by clause (vi) of Section 9.01(a) if such restrictions and conditions apply only to the assets securing such Indebtedness and (B) customary provisions in leases and other agreements restricting the assignment thereof; and (iii) clause (b) of the foregoing shall not apply to restrictions and conditions imposed by any agreement relating to Indebtedness of any Subsidiary in existence at the time such Subsidiary became a Subsidiary and otherwise permitted by clause (vii) of Section 9.01(a) if such restrictions and conditions apply only to such Subsidiary and its subsidiaries.

SECTION 9.11. Amendment of Material Documents. Neither Holdings nor the Borrowers will, nor will they permit any Subsidiary to, amend, modify or waive, (a) its certificate of incorporation, bylaws or other organizational documents, (b) any of the Senior Unsecured Notes Documents or any material documents relating to any Refinancing Indebtedness in respect thereof or (c) the Term Loan Documents or any material documents relating to any Refinancing Term Loan Indebtedness, in each case if the effect of such amendment, modification or waiver would be materially adverse to Holdings, the Borrowers, any Subsidiary or to the Lenders or be prohibited by the terms of the Intercreditor Agreement.

SECTION 9.12. Changes in Fiscal Periods. Neither Holdings nor the Company will (a) permit its fiscal year or the fiscal year of any Subsidiary to end on a day other than December 31, nor (b) change its method of determining fiscal quarters; provided that the Company may make one election after the Effective Date to change its fiscal year end if the Company shall provide the Lenders with such financial information as is reasonably useful to allow the Lenders to compare the financial position and results of operations of the Company and the Subsidiaries prior and subsequent to such change for all relevant fiscal periods of the Company and the Subsidiaries.

SECTION 9.13. No Additional Deposit Accounts; etc. Holdings will not, and will not permit any other Loan Party to, directly or indirectly, open, maintain or otherwise have any checking, savings, deposit, securities or other accounts at any bank or other financial institution where cash or cash equivalents are or may be deposited or maintained with any Person, other than (a) the Core Concentration Accounts set forth on Part A of Schedule 9.13, (b) the Collection Accounts set forth on Part B of Schedule 9.13, (c) the Disbursement Accounts set forth on Part C of Schedule 9.13, and (d) the Excluded Accounts set forth on Part D of Schedule 9.13; provided that the Company or any other Loan Party may open a new Core Concentration Account, Collection Account, Disbursement Account or Excluded Account not set forth in such Schedule 9.13, so long as prior to opening any such account (i) the Administrative Agent has consented in writing to such opening (which consent shall not be unreasonably withheld or delayed), (ii) the Company has delivered an updated Schedule 9.13 to the Administrative Agent listing such new account and (iii) the financial institution with which such account (other than an Excluded Account) is opened, together with the Company or the other Loan Party which has opened such account have executed and delivered to the Administrative Agent a Control Agreement reasonably acceptable to the Administrative Agent.

SECTION 9.14. Consolidated Fixed Charge Coverage Ratio. Upon the occurrence of a Trigger Period, Holdings shall not permit (i) the Consolidated Fixed Charge Coverage Ratio for the Test Period ended on the last day of the then most recent month ended prior to the occurrence of such Trigger Period and for which financial statements have been delivered pursuant to Section 8.01(a) or (b), to be less than 1.00:1.00, (ii) the Consolidated Fixed Charge Coverage Ratio for any Test Period ending on the last day of any subsequent month ended prior to the occurrence of the Trigger Period upon delivery of the financial statements therefor pursuant to Section 8.01(a) or (b), to be less than 1.00:1.00 or (iii) the Consolidated Fixed Charge Coverage Ratio for any Test Period ending on the last day of any month ending during such Trigger Period to be less than 1.00:1.00. Within three (3) Business Days after the beginning of a Trigger Period, Holdings shall provide to the Administrative Agent a compliance certificate calculating the Consolidated Fixed Charge Coverage Ratio for the Test Period ended immediately prior to the beginning of such Trigger Period based on the most recent financial statements delivered pursuant to Section 8.01(a) or (b). Notwithstanding the foregoing (and regardless as to whether a Trigger Period has occurred and is continuing), within fifteen (15) days of the end of each calendar month, Holdings shall deliver a Compliance Certificate with respect to the Test Period ended on such last day of such calendar month setting forth the calculation (in reasonable detail) of the Consolidated Fixed Charge Coverage Ratio for such Test Period.

ARTICLE X

Events of Default

SECTION 10.01. Events of Default. If any of the following events (each such event, an “Event of Default”) shall occur:

(a) the Borrowers shall fail to pay any principal of any Loan when and as the same shall become due and payable, whether at the due date thereof or at a date fixed for prepayment thereof or otherwise;

(b) the Borrowers shall fail to pay any interest on any Loan or any fee or any other amount (other than an amount referred to in clause (a) of this Section 10.01) payable under this Agreement or any other Loan Document, when and as the same shall become due and payable, and such failure shall continue unremedied for a period of five Business Days;

(c) any representation, warranty or statement of fact made or deemed made by or on behalf of Holdings, the Company or any Subsidiary in or in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, or in any report, certificate, financial statement or other information furnished pursuant to or in connection with this Agreement or any other Loan Document or any amendment or modification hereof or thereof or waiver hereunder or thereunder, shall prove to have been incorrect in any material respect when made or deemed made;

(d) Holdings or the Company shall fail to observe or perform any covenant, condition or agreement contained in Section 8.01(h), 8.02(a), 8.04 (with respect to the existence of Holdings or the Borrowers), 8.08(a), 8.11 or 8.13 or in Article IX;

(e) any Loan Party shall fail to observe or perform any covenant, condition or agreement contained in this Agreement or any other Loan Document (other than those specified in clause (a), (b) or (d) of this Section 10.01), and such failure shall continue unremedied for a period of 30 days after notice thereof from the Administrative Agent or any Lender to the Company;

(f) Holdings, the Company or any Subsidiary shall fail to make any payment (whether of principal, interest, premium or otherwise and regardless of amount) in respect of any Material Indebtedness, including without limitation, the Senior Unsecured Notes and the Indebtedness issued pursuant to the Term Loan Agreement, when and as the same shall become due and payable (after giving effect to any applicable grace period in respect of such failure under the documentation representing such Material Indebtedness;

(g) any event or condition occurs that results in any Material Indebtedness becoming due or being terminated or required to be prepaid, repurchased, redeemed or defeased prior to its scheduled maturity or that enables or permits (with all applicable grace periods in respect of such event or condition under the documentation representing such Material Indebtedness having expired; the holder or holders of any Material Indebtedness or any trustee or agent on its or their behalf, or, in the case of any Hedging Agreement the applicable counterparty, to cause any Material Indebtedness to become due, or to terminate or require the prepayment, repurchase, redemption or defeasance thereof, prior to its scheduled maturity; provided that this clause (g) shall not apply to (i) any secured Indebtedness that becomes due as a result of the voluntary sale, transfer or other disposition of the assets securing such Indebtedness (to the extent such sale, transfer or other disposition is not prohibited under this Agreement) or (ii) any Indebtedness that becomes due as a result of a voluntary refinancing thereof permitted under Section 9.01;

(h) except as otherwise provided in Section 10.02, an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of Holdings, any Borrower or any Subsidiary or its debts, or of a substantial part of its assets, under any Federal, State or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Holdings, any Borrower or any Subsidiary or for a substantial part of its assets, and, in any such case, such proceeding or petition shall continue undismissed for 60 days or an order or decree approving or ordering any of the foregoing shall be entered;

(i) except as otherwise provided in Section 10.02, Holdings, any Borrower or any Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation (other than any liquidation permitted under Section 9.03(a)(iv)), reorganization or other relief under any Federal, State or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or petition described in clause (h) of this Section 10.01, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for Holdings, any Borrower or any Subsidiary or for a substantial part of its assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding or (v) make a general assignment for the benefit of creditors, or the board of directors (or similar governing body) of Holdings, any Borrower or any Subsidiary (or any committee thereof) shall adopt any resolution or otherwise authorize any action to approve any of the actions referred to above in this clause (i) or in clause (h) of this Section 10.01;

(j) Holdings, any Borrower or any Subsidiary shall admit in writing its inability or fail generally to pay its debts as they become due;

(k) one or more judgments for the payment of money in an aggregate amount in excess of $25,000,000 (other than any such judgment covered by insurance (other than under a self-insurance program) to the extent a claim therefor has been made in writing and liability therefor has not been denied by the insurer) shall be rendered against Holdings, any Borrower, any Subsidiary or any combination thereof and the same shall remain undischarged for a period of 60 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of Holdings, any Borrower or any Subsidiary to enforce any such judgment;

(l) an ERISA Event shall have occurred that, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in a Material Adverse Effect;

(m) any Lien purported to be created under any Security Document shall cease to be, or shall be asserted by any Loan Party not to be, a valid and perfected Lien on any material Collateral, with the priority required by the applicable Security Document, except as a result of (i) the sale or other disposition of the applicable Collateral in a transaction permitted under the Loan Documents, (ii) the release thereof as provided in Section 12.14 or (iii) as a result of the Administrative Agent’s failure to (A) maintain possession of any stock certificate, promissory note or other instrument delivered to it under the Collateral Agreement or (B) file UCC continuation statements;

(n) any Security Document, the Intercreditor Agreement or any other intercreditor or subordination agreement required by the terms of this Agreement, shall cease to be, or shall be asserted by any Loan Party not to be, in full force and effect, except as a result of the release thereof as provided in the applicable Loan Document or Section 12.14;

(o) any Guarantee purported to be created under any Loan Document shall cease to be, or shall be asserted by any Loan Party not to be, in full force and effect, except as a result of the release thereof as provided in the applicable Loan Document or Section 12.14; or

(p) a Change in Control shall occur;

then, and in every such event (other than an event with respect to Holdings or any Borrower described in clause (h) or (i) of Section 10.01), and at any time thereafter during the continuance of such event, the Administrative Agent may, and at the request of the Required Lenders shall, by notice to the Company, do any one or more of the following from time to time:

(i) declare the Revolving Commitment Termination Date to have occurred and all Obligations to be immediately due and payable, whereupon they shall be due and payable without diligence, presentment, demand, protest or notice of any kind, all of which are hereby waived by the Loan Parties to the fullest extent permitted by law;

(ii) terminate, reduce or condition the Revolving Loan Commitment (or the obligations of any of the Lenders thereunder), or make any adjustment to the Borrowing Base and Reserves;

(iii) require the Loan Parties to Cash Collateralize Letter of Credit Outstandings and, if the Loan Parties fail promptly to deposit such Cash Collateral, the Administrative Agent may (and shall upon the direction of Required Lenders) advance the required Cash Collateral as Revolving Loans (whether or not the conditions in Section 7.02 are satisfied or would be violated as a result thereof); and

(iv) exercise any other rights or remedies afforded under any agreement, by law, at equity or otherwise, including the rights and remedies of a secured party under the UCC.

In the case of any event with respect to Holdings or any Borrower described in clause (h) or (i) of this Section 10.01, all Obligations shall become automatically due and payable, the Revolving Commitment Termination Date shall be deemed to have occurred and the Total Revolving Loan Commitment (and all commitments of the Lenders thereunder) shall terminate, without any action by the Administrative Agent or presentment, demand, protest or other notice of any kind, all of which are hereby waived by Holdings and the Borrowers.

SECTION 10.02. Exclusion of Immaterial Subsidiaries. Solely for the purposes of determining whether a Default has occurred under clause (h) or (i) of Section 10.01, any reference in any such paragraph to any Subsidiary (other than a Borrower) shall be deemed not to include any Subsidiary (other than a Borrower) affected by any event or circumstance referred to in such paragraph that (a) did not, as of the last day of the fiscal quarter of the Company most recently ended, have consolidated total assets that equal 2.5% or more of the consolidated total assets of Holdings, the Company and the Subsidiaries and (b) did not have revenues during the four fiscal quarter period of the Company most recently ended equal to or greater than 2.5% of the consolidated revenues of Holdings, the Company and the Subsidiaries; provided that if it is necessary to exclude more than one Subsidiary from clause (h) or (i) of Section 10.01 pursuant to this paragraph in order to avoid a Default, the aggregate consolidated assets of all such excluded Subsidiaries as of such last day may not exceed 5.0% of the consolidated total assets of Holdings, the Company and the Subsidiaries and the aggregate consolidated revenues of all such excluded Subsidiaries for such four fiscal quarter period may not exceed 5.0% of the consolidated revenues of Holdings, the Company and the Subsidiaries.

ARTICLE XI

The Administrative Agent

SECTION 11.01. Appointment and Authority. The Lenders (including the Issuing Lender) hereby irrevocably designate and appoint Bank of America as Administrative Agent (for purposes of this Article XI and Section 12.03, the term “Administrative Agent” also shall include Bank of America in its capacity as collateral agent pursuant hereto and to the Security Documents) to act as specified herein and in the other Loan Documents. Each Lender (including the Issuing Lender) hereby irrevocably authorizes, and each holder of any Note by the acceptance of such Note shall be deemed irrevocably to authorize the Administrative Agent to take such action on its behalf under the provisions of this Agreement, the other Loan Documents and any other instruments and agreements referred to herein or therein and to exercise such powers and to perform such duties hereunder and thereunder as are specifically delegated to or required of the Administrative Agent by the terms hereof and thereof and such other powers as are reasonably incidental thereto, including the entry into all Loan Documents to which the Administrative Agent is intended to be a party and to accept all Security Document for the Administrative Agent’s benefit and for the pro rata benefit of the Lenders. The Administrative Agent may perform any of its respective duties hereunder by or through their officers, directors, agents, employees or affiliates. The provisions of this Article are solely for the benefit of the Administrative Agent and the Lenders (including the Issuing Lender) and no Loan Party shall have rights as a third party beneficiary of any such provisions. Without limiting the generality of the foregoing, Administrative Agent shall have the sole and exclusive authority to (i) act as the disbursing and collecting agent for Lenders with respect to all payments and collections arising in connection with the Loan Documents; (ii) execute and deliver as Administrative Agent each Loan Document, including any intercreditor or subordination agreement, and accept delivery of each Loan Document from any Loan Party or other Person; (iii) act as collateral agent for Secured Parties for purposes of perfecting and administering Liens under the Loan Documents, and for all other purposes stated therein; (iv) manage, supervise or otherwise deal with Collateral, subject to the rights of the Lenders pursuant to Sections 11.13 and 12.08; and (v) take any enforcement action or otherwise exercise any rights or remedies with respect to any Collateral under the Loan Documents, applicable law or otherwise. The Administrative Agent alone shall be authorized to determine whether any Accounts or Inventory constitute Eligible Accounts or Eligible Inventory, or whether to impose or release any reserve, and to exercise its Permitted Discretion in connection therewith, which determinations and judgments, if exercised in good faith, shall exonerate Administrative Agent from liability to any Lender or other Person for any error in judgment.

SECTION 11.02. Nature of Duties. (a) The Administrative Agent shall not have any duties or responsibilities except those expressly set forth in this Agreement and in the other

Loan Documents and nothing in this Agreement or in any other Loan Document, express or implied, is intended to or shall be so construed as to impose upon the Administrative Agent any obligations in respect of this Agreement or any other Loan Document except as expressly set forth herein or therein. The conferral upon the Administrative Agent of any right shall not imply a duty on the Administrative Agent’s part to exercise such right, unless instructed to do so by Required Lenders in accordance with this Agreement. Without limiting the generality of the foregoing, the Administrative Agent:

(i) shall not be subject to any fiduciary or other implied duties in respect of any Lender or the holder of any Note, regardless of whether a Default has occurred and is continuing;

(ii) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents); provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable law; and

(iii) shall not, except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to any Loan Party or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity.

(b) Neither the Administrative Agent nor any of its officers, directors, agents, employees or affiliates (collectively, the “Agent Indemnitees”) shall be liable for any action taken or omitted by it or them hereunder or any other Loan Document or in connection herewith or therewith (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Section 12.02 and this Section 11.02 or (ii) unless caused by its or their own gross negligence, willful misconduct or bad faith (as determined by a court of competent jurisdiction in a final and non-appealable decision). In the event that any of the Secured Parties shall be obligated, pursuant to the terms of the Intercreditor Agreement, to make any payment to or to reimburse the Term Loan Agent for any liability, cost, expense, loss or damages, including reasonable legal fees and expenses, that are found by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Administrative Agent, the Administrative Agent shall reimburse such Secured Party for the payment of such liability, cost, expense, loss or damages. In addition, any such Secured Party shall be entitled to reimbursement from all other Secured Parties hereunder pro rata in proportion to the relationship that their outstanding Obligations bore to the total outstanding Obligations on the Revolving Commitment Termination Date regardless of whether any such reimbursement is required to be made or made by the Administrative Agent.

(c) The Administrative Agent shall not be liable to Lenders (including the Issuing Lender) or the holder of any Note for any action taken or omitted to be taken under the Loan Documents, except for losses directly and solely caused by Administrative Agent’s gross negligence or willful misconduct. The Administrative Agent does not assume any responsibility for any failure or delay in performance or any breach by any Loan Party or Lender of any obligations under the Loan Documents. Administrative Agent does not make to Lenders (including the Issuing Lender) or the holder of any Note any express or implied warranty, representation or guarantee with respect to any Obligations, Collateral, Loan Documents or Loan Party. No Administrative Agent Indemnitee shall be responsible to Lenders (including the Issuing Lender) or the holder of any Note for any recitals, statements, information, representations or warranties contained in any Loan Document or in any document, certificate or other writing delivered in connection herewith or therewith; the execution, validity, genuineness, effectiveness or enforceability of any Loan Document; the genuineness, enforceability, collectibility, value, sufficiency, location or existence of any Collateral, or the validity, extent, perfection or priority of any Lien therein; the validity, enforceability or collectibility of any Obligations; or the assets, liabilities, financial condition, results of operations, business, creditworthiness or legal status of any Loan Party or Account Debtor. No Administrative Agent Indemnitee shall have any obligation to any Lender (including the Issuing Lender) or the holder of any Note to ascertain or inquire into the existence or possible existence of any Default, the observance or performance by any Loan Party of any terms of the Loan Documents, the financial condition of Holdings or any of its subsidiaries or the satisfaction of any conditions precedent contained in any Loan Documents, except that the Administrative Agent shall confirm receipt of the items required to be delivered to it pursuant to Article VII hereof.

(d) Notwithstanding any other provision of this Agreement or any provision of any other Loan Document, the Arrangers, the Documentation Agents, the Syndication Agents and the Managing Agent are named as such for recognition purposes only, and in its capacity as such shall have no powers, duties, responsibilities or liabilities with respect to this Agreement or the other Loan Documents or the transactions contemplated hereby and thereby; it being understood and agreed that the Arrangers, the Documentation Agents and the Syndication Agents shall be entitled to all indemnification and reimbursement rights in favor of the Administrative Agent as, and to the extent, provided for under Sections 11.06 and 12.03. Without limitation of the foregoing, the Arrangers, the Documentation Agents, the Syndication Agents and the Managing Agent shall not, solely by reason of this Agreement or any other Loan Documents, have any fiduciary relationship in respect of any Lender or any other Person.

SECTION 11.03. Lack of Reliance on the Administrative Agent. Independently and without reliance upon the Administrative Agent or any other Lender, each Lender (including the Issuing Lender) and the holder of each Note, to the extent it deems appropriate, has made and shall continue to make (a) its own independent investigation of the financial condition and affairs of Holdings and its subsidiaries in connection with the making and the continuance of the Loans and issuance of the Letters of Credit and the taking or not taking of any action in connection herewith and (b) its own appraisal of the creditworthiness of Holdings and its subsidiaries and, except as expressly provided in this Agreement, the Administrative Agent shall not have any duty or responsibility, either initially or on a continuing basis, to provide any Lender (including the Issuing Lender) or the holder of any Note with any credit or other information with respect thereto, whether coming into its possession before the making of the Loans or at any time or times thereafter.

SECTION 11.04. Certain Rights of the Administrative Agent. The rights and remedies conferred upon Administrative Agent under the Loan Documents may be exercised without the necessity of joinder of any other party, unless required by applicable law. Administrative Agent may request instructions from Required Lenders with respect to any act (including the failure to act) in connection with any Loan Documents, and may seek assurances to its satisfaction from Lenders of their indemnification obligations under Section 11.06 against all claims that could be incurred by Administrative Agent in connection with any act. Administrative Agent shall be entitled to refrain from any act until it has received such instructions or assurances, and Administrative Agent shall not incur liability to any Person by reason of so refraining. Instructions of Required Lenders shall be binding upon all Lenders, and no Lender shall have any right of action whatsoever against Administrative Agent as a result of Administrative Agent acting or refraining from acting in accordance with the instructions of Required Lenders. Notwithstanding the foregoing, instructions by and consent of all Lenders shall be required in the circumstances described in Section 12.02, and in no event shall Required Lenders, without the prior written consent of each Lender, direct Administrative Agent to accelerate and demand payment of Loans held by one Lender without accelerating and demanding payment of all other Loans, nor to terminate the Revolving Loan Commitment of one Lender without terminating the Revolving Loan Commitments of all Lenders. In no event shall Administrative Agent be required to take any action that, in its opinion, is contrary to applicable law or any Loan Documents or could subject any Administrative Agent Indemnitee to personal liability.

SECTION 11.05. Reliance. The Administrative Agent shall be entitled to rely, and shall not incur any liability in relying, upon any note, writing, resolution, notice, statement, certificate, telex, teletype or telecopier message, cablegram, radiogram, order, electronic message, Internet or intranet website posting or other distribution or document or telephone message signed, sent or otherwise made by any Person that the Administrative Agent believed to be the proper Person and upon any statement made to it orally or by telephone and believed by it to be made by the proper Person. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or the Issuing Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender or the Issuing Lender unless the Administrative Agent shall have received notice to the contrary from such Lender or the Issuing Lender prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Loan Parties), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

SECTION 11.06. [Reserved].

SECTION 11.07. The Administrative Agent in its Individual Capacities. With respect to its obligation to make Loans, or issue or participate in Letters of Credit, under this Agreement, the Administrative Agent shall have the rights and powers specified herein for a

“Lender” and may exercise the same rights and powers as though it were not performing the duties specified herein; and the term “Lender,” “Required Lenders,” “holders of Notes” or any similar terms shall, unless the context clearly indicates otherwise, include the Administrative Agent in its respective individual capacities. The Administrative Agent and its respective affiliates may accept deposits from, lend money to, and generally engage in any kind of banking, investment banking, trust or other business with, or provide debt financing, equity capital or other services (including financial advisory services) to any Loan Party or any Affiliate of any Loan Party (or any Person engaged in a similar business with any Loan Party or any Affiliate thereof) as if they were not performing the duties specified herein, and may accept fees and other consideration from any Loan Party or any Affiliate of any Loan Party for services in connection with this Agreement and otherwise without having to account for the same to the Lenders.

SECTION 11.08. Holders. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes hereof unless and until a written notice of the assignment, transfer or endorsement thereof, as the case may be, shall have been filed with the Administrative Agent. Any request, authority or consent of any Person who, at the time of making such request or giving such authority or consent, is the holder of any Note shall be conclusive and binding on any subsequent holder, transferee, assignee or endorsee, as the case may be, of such Note or of any Note or Notes issued in exchange therefor.

SECTION 11.09. Resignation by and Removal of the Administrative Agent. (a) The Administrative Agent may resign from the performance of all its respective functions and duties hereunder and/or under the other Loan Documents at any time by giving 30 days’ prior written notice to the Lenders and, unless a Default under Section 10.01(h) or (i) then exists, the Company. In addition, if the Administrative Agent becomes a Defaulting Lender, the Administrative Agent may be removed as Administrative Agent upon the request of the Required Lenders. Such resignation or removal shall take effect upon the appointment of a successor Administrative Agent pursuant to clauses (b) and (c) below or as otherwise provided below.

(b) Upon any such notice of resignation by the Administrative Agent or any such removal of the Administrative Agent, the Required Lenders shall, in consultation with the Company unless a Default or Event of Default has occurred and is continuing, appoint a successor Administrative Agent hereunder and under the other Loan Documents who shall be a commercial bank or trust company that is organized under the laws of the United States or any state or district thereof, has a combined capital surplus of at least $200,000,000 and (provided no Default exists) is reasonably acceptable to the Borrowers.

(c) In the case of the resignation of the Administrative Agent, if a successor Administrative Agent shall not have been so appointed within such 30 day period, the Administrative Agent, with the consent of the Company (which consent shall not be unreasonably withheld or delayed, provided that the Company’s consent shall not be required if a Default then exists), shall then appoint a successor Administrative Agent who shall serve as Administrative Agent hereunder or thereunder until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided above.

(d) In the case of the resignation of the Administrative Agent, if no successor Administrative Agent has been appointed pursuant to clause (b) or (c) above by the 30th day after the date such notice of resignation was given by the Administrative Agent, the Administrative Agent’s resignation shall become effective and (i) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents and (ii) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and the Issuing Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section 11.09; provided that, solely for purposes of maintaining any security interest granted to the Administrative Agent under any Security Document for the benefit of the Secured Parties, the retiring Administrative Agent shall continue to be vested with such security interest as collateral agent for the benefit of the Secured Parties and, in the case of any Collateral in the possession of the Administrative Agent, shall continue to hold such Collateral, in each case until such time as a successor Administrative Agent is appointed and accepts such appointment in accordance with this Section 11.09 (it being understood and agreed that the retiring Administrative Agent shall have no duty or obligation to take any further action under any Security Document, including any action required to maintain the perfection of any such security interest).

(e) Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and (ii) the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section 11.09); provided that, solely for purposes of maintaining any security interest granted to the Administrative Agent under any Security Document for the benefit of the Secured Parties, the retiring Administrative Agent shall continue to be vested with such security interest as collateral agent for the benefit of the Secured Parties and, in the case of any Collateral in the possession of the Administrative Agent, shall continue to hold such Collateral, in each case until such time as a successor Administrative Agent is appointed and accepts such appointment in accordance with this Section 11.09 (it being understood and agreed that the retiring Administrative Agent shall have no duty or obligation to take any further action under any Security Document, including any action required to maintain the perfection of any such security interest), and (iii) the Required Lenders shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent; provided that (x) all payments required to be made hereunder or under any other Loan Document to the Administrative Agent for the account of any Person other than the Administrative Agent shall be made directly to such Person and (y) all notices and other communications required or contemplated to be given or made to the Administrative Agent shall also directly be given or made to each Lender. Following the effectiveness of the Administrative Agent’s resignation from its capacity as such, the provisions of this Article and Section 12.03, as well as any exculpatory, reimbursement and indemnification provisions set forth in any other Loan Document, shall continue in effect for the benefit of such retiring Administrative Agent, its sub agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while it was acting as Administrative Agent and in respect of the matters referred to in the proviso under clause (ii) above. The fees payable by the Loan Parties to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Loan Parties and such successor.

(f) Upon a resignation or removal of the Administrative Agent pursuant to this Section 11.09, the provisions of this Article (including the indemnification provisions herein) shall continue in effect for the benefit of such retiring Administrative Agent and its sub-agents in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

(g) Any resignation by or removal of Bank of America as Administrative Agent pursuant to this Section 11.09 shall also constitute its resignation as Issuing Lender and Swing Line Lender. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Issuing Lender and Swingline Lender, (ii) the resigning or removed Issuing Lender or Swingline Lender shall maintain all of its rights as Issuing Lender or Swingline Lender, as the case may be, with respect to any Letters of Credit issued by it, or Swingline Loans made by it, prior to the date of such resignation or removal (iii) the retiring or removed Issuing Lender and Swingline Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Loan Documents, in such capacities with respect to any new Letters of Credit or Swingline Loans and (iv) the successor Issuing Lender shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring Issuing Lender to effectively assume the obligations of the retiring Issuing Lender with respect to such Letters of Credit.

(h) Any successor to Bank of America by merger or acquisition of stock or this Loan shall continue to be Administrative Agent hereunder without further act on the part of the parties hereto, unless such successor resigns as provided above.

(i) It is the intent of the parties that there shall be no violation of any applicable law denying or restricting the right of financial institutions to transact business in any jurisdiction. If Administrative Agent believes that it may be limited in the exercise of any rights or remedies under the Loan Documents due to any applicable law, Administrative Agent may appoint an additional Person who is not so limited, as a separate collateral agent or co-collateral agent (it being understood that no additional agency fee shall be charged to the Borrowers as a result of any such appointment). If Administrative Agent so appoints a collateral agent or co-collateral agent, each right and remedy intended to be available to Administrative Agent under the Loan Documents shall also be vested in such separate agent. Every covenant and obligation necessary to the exercise thereof by such agent shall run to and be enforceable by it as well as Administrative Agent. Lenders shall execute and deliver such documents as Administrative Agent deems appropriate to vest any rights or remedies in such agent. If any collateral agent or co-collateral agent shall die or dissolve, become incapable of acting, resign or be removed, then all the rights and remedies of such agent, to the extent permitted by applicable law, shall vest in and be exercised by Administrative Agent until appointment of a new agent.

SECTION 11.10. Collateral Matters. (a) Each Lender (including the Issuing Lender and each Lender is its capacity as the provider of a Qualified Secured Hedging Agreement or Qualified Secured Cash Management Agreement) authorizes and directs the Collateral Agent to enter into the Security Documents and the Intercreditor Agreement for the benefit of the Lenders and the other Secured Parties. Each Lender (including the Issuing Lender and each Lender is its capacity as the provider of a Qualified Secured Hedging Agreement or Qualified Secured Cash Management Agreement) hereby agrees, and each holder of any Note by the acceptance thereof will be deemed to agree, that, except as otherwise set forth herein, including Section 12.02(a), any action taken by the Required Lenders in accordance with the provisions of this Agreement or the Security Documents, and the exercise by the Required Lenders of the powers set forth herein or therein, together with such other powers as are reasonably incidental thereto, shall be authorized and binding upon all of the Lenders. The Administrative Agent is hereby authorized on behalf of all of the Lenders (including the Issuing Lender and each Lender is its capacity as the provider of a Qualified Secured Hedging Agreement or Qualified Secured Cash Management Agreement), without the necessity of any notice to or further consent from any Lender to take any action with respect to any Collateral or Security Documents which may be necessary to perfect and maintain perfected the security interest in and liens upon the Collateral granted pursuant to the Security Documents.

(b) The Lenders (including the Issuing Lender and each Lender is its capacity as the provider of a Qualified Secured Hedging Agreement or Qualified Secured Cash Management Agreement) hereby authorize the Administrative Agent, at its option and in its discretion, to (i) release any Lien granted to or held by the Administrative Agent upon any Collateral (A) upon termination of the Total Revolving Loan Commitment (and all Letters of Credit) and Payment in Full (as defined in the Collateral Agreement), (B) in accordance with Section 12.14, (C) that does not constitute a material portion of the Collateral, (D) if approved, authorized or ratified in writing by the Required Lenders (or all of the Lenders hereunder, to the extent required by Section 12.02) or (E) as otherwise may be expressly provided in the relevant Security Documents or in the Intercreditor Agreement, (ii) release any Loan Party in accordance with Section 12.14; and (iii) subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Section 9.02(v).

(c) Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Loan Party from its Guarantee of the Obligations. In each case as specified in this Section 11.10, the Administrative Agent will, at the Borrowers’ expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Security Documents or to subordinate its interest in such item, or to release such Loan Party from its Guarantee of the Obligations, in each case in accordance with the terms of the Loan Documents and this Section 11.10.

(d) The Administrative Agent shall have no obligation whatsoever to the Lenders or to any other Person to assure that the Collateral exists or is owned by any Loan Party or is cared for, protected or insured or that the Liens granted to the Administrative Agent herein or pursuant hereto have been properly or sufficiently or lawfully created, perfected, protected or enforced or are entitled to any particular priority, or to exercise or to continue exercising at all or in any manner or under any duty of care, disclosure or fidelity any of the rights, authorities and powers granted or available to the Administrative Agent in this Section 11.10, in any of the Security Documents or in the Intercreditor Agreement, it being understood and agreed that in respect of the Collateral, or any act, omission or event related thereto, the Administrative Agent may act in any manner it may deem appropriate, in its sole discretion, given the Administrative Agent’s own interest in the Collateral as one of the Lenders and that the Administrative Agent shall have no duty or liability whatsoever to the Lenders, except for its gross negligence, willful misconduct or bad faith (as determined by a court of competent jurisdiction in a final and non-appealable decision).

(e) Administrative Agent and Lenders appoint each Lender as agent (for the benefit of Secured Parties) for the purpose of perfecting Liens in any Collateral held or controlled by such Lender, to the extent such Liens are perfected by possession or control. If any Lender obtains possession or control of any Collateral, it shall notify Administrative Agent thereof and, promptly upon Administrative Agent’s request, deliver such Collateral to Administrative Agent or otherwise deal with it in accordance with Administrative Agent’s instructions.

(f) Administrative Agent shall promptly forward to each Lender, when complete, copies of any field audit, examination or appraisal report prepared by or for Administrative Agent with respect to any Loan Party or Collateral (“Report”). Each Lender agrees (a) that neither Bank of America nor Administrative Agent makes any representation or warranty as to the accuracy or completeness of any Report, and shall not be liable for any information contained in or omitted from any Report; (b) that the Reports are not intended to be comprehensive audits or examinations, and that Administrative Agent or any other Person performing any audit or examination will inspect only specific information regarding Obligations or the Collateral and will rely significantly upon the Loan Parties’ books and records as well as upon representations of the Loan Parties’ officers and employees; and (c) to keep all Reports confidential and strictly for such Lender’s internal use, and not to distribute any Report (or the contents thereof) to any Person (except to such Lender’s Participants, attorneys and accountants) or use any Report in any manner other than administration of the Loans and other Obligations. Each Lender agrees to indemnify and hold harmless Administrative Agent and any other Person preparing a Report from any action such Lender may take as a result of or any conclusion it may draw from any Report, as well as from any Claims arising as a direct or indirect result of Administrative Agent furnishing a Report to such Lender.

(g) The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through, or delegate any and all such rights and powers to, any one or more sub-agents, trustees or third parties appointed by the Administrative Agent. The Administrative Agent (and any such sub-agent, trustee or third party) may perform any and all of its duties and exercise its rights and powers by or through their respective Affiliates. The exculpatory and indemnification provisions of this Article XI and Section 12.03 shall apply to any such sub-agent, trustee or third party and to their respective Affiliates to the same extent that such provisions apply to the Administrative Agent.

SECTION 11.11. Delivery of Information. The Administrative Agent shall not be required to deliver to any Lender originals or copies of any documents, instruments, notices, communications or other information received by the Administrative Agent from any Loan Party, any subsidiary thereof, the Required Lenders, any Lender or any other Person under or in connection with this Agreement or any other Loan Document except (a) as specifically provided in this Agreement or any other Loan Document and (b) as specifically requested from time to time in writing by any Lender with respect to a specific document, instrument, notice or other written communication received by and in the possession of the Administrative Agent at the time of receipt of such request and then only in accordance with such specific request.

SECTION 11.12. Administrative Agent May File Proofs of Claim. In case of the pendency of any insolvency proceeding or any other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan or Letter of Credit Outstandings shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrowers) shall be entitled and empowered, by intervention in such proceeding or otherwise:

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, Letter of Credit Outstandings and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Lender and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the Issuing Lender and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the Issuing Lender and the Administrative Agent under Sections 4.01 and 12.03 allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and the Issuing Lender to make such payments to the Administrative Agent and, if the Administrative Agent shall consent to the making of such payments directly to the Lenders and the Issuing Lender, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 4.01 and 12.03.

SECTION 11.13. Action Upon Default. Administrative Agent shall not be deemed to have knowledge of any Default or Event of Default unless it has received written notice from a Lender or Loan Party specifying the occurrence and nature thereof. If any Lender acquires knowledge of a Default or Event of Default, it shall promptly notify Administrative Agent and the other Lenders thereof in writing. Each Lender agrees that, except as otherwise provided in any Loan Documents or with the written consent of Administrative Agent and Required Lenders, it will not take any enforcement action, accelerate Obligations under any Loan Documents, or exercise any right that it might otherwise have under applicable law to credit bid at foreclosure sales, UCC sales or other similar dispositions of Collateral. Notwithstanding the foregoing, however, a Lender may take action to preserve or enforce its rights against an Loan Party where a deadline or limitation period is applicable that would, absent such action, bar enforcement of Obligations held by such Lender, including the filing of proofs of claim in an insolvency proceeding and exercising a right of set-off pursuant to Section 12.08.

SECTION 11.14. Ratable Sharing. If any Lender shall obtain any payment or reduction of any Obligation, whether through set-off or otherwise, in excess of its share of such Obligation, determined on a pro rata basis or in accordance with Section 5.02 of the Collateral Agreement except for non-pro rata payments expressly permitted by this Agreement, such Lender shall forthwith purchase from the Administrative Agent, Issuing Lender and the other Lenders such participations in the affected Obligation as are necessary to cause the purchasing Lender to share the excess payment or reduction on a pro rata basis or in accordance with Section 5.02 of the Collateral Agreement. If any of such payment or reduction is thereafter recovered from the purchasing Lender, the purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest. Notwithstanding the foregoing, if a Defaulting Lender obtains a payment or reduction of any Obligation, it shall immediately turn over the amount thereof to the Administrative Agent for application under Section 2.16(b) and it shall provide a written statement to the Administrative Agent describing the Obligation affected by such payment or reduction. No Lender shall set off against any Deposit Account without the prior consent of the Administrative Agent.

SECTION 11.15. Remittance of Payments and Collections.

(a) Remittances Generally. All payments by any Lender to Administrative Agent shall be made by the time and on the day set forth in this Agreement, in immediately available funds. If no time for payment is specified or if payment is due on demand by Administrative Agent and request for payment is made by Administrative Agent by 12:00 p.m. on a Business Day, payment shall be made by Lender not later than 2:00 p.m. on such day, and if request is made after 12:00 p.m., then payment shall be made by 11:00 a.m. on the next Business Day. Payment by Administrative Agent to any Lender shall be made by wire transfer, in the type of funds received by Administrative Agent. Any such payment shall be subject to Administrative Agent’s right of offset for any amounts due from such Lender under the Loan Documents.

(b) Failure to Pay. If any Lender fails to pay any amount when due by it to Administrative Agent pursuant to the terms hereof, such amount shall bear interest from the due date until paid at the rate determined by Administrative Agent as customary in the banking industry for interbank compensation. In no event shall Borrowers be entitled to receive credit for any interest paid by a Lender to Administrative Agent, nor shall any Defaulting Lender be entitled to interest on any amounts held by Administrative Agent pursuant to Section 2.13.

(c) Recovery of Payments. If Administrative Agent pays any amount to a Lender in the expectation that a related payment will be received by Administrative Agent from an Loan Party and such related payment is not received, then Administrative Agent may recover such amount from each Lender that received it. If Administrative Agent determines at any time that an amount received under any Loan Document must be returned to a Loan Party or paid to any other Person pursuant to applicable law or otherwise, then, notwithstanding any other term of any Loan Document, Administrative Agent shall not be required to distribute such amount to any Lender. If any amounts received and applied by Administrative Agent to any Obligations are later required to be returned by Administrative Agent pursuant to applicable law, each Lender shall pay to Administrative Agent, on demand, such Lender’s pro rata share of the amounts required to be returned.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or the Issuing Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or the Issuing Lender to authorize the Administrative Agent to vote in respect of the claim of any Lender or the Issuing Lender or in any such proceeding.

ARTICLE XII

Miscellaneous

SECTION 12.01. Notices. (a) General. Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to paragraph (b) of this Section 12.01), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by fax, as follows:

(i) if to Holdings, any Borrower or any other Loan Party, to it c/o Affinia Group Inc., 1101 Technology Drive, Ann Arbor, MI 48108, Attention of General Counsel, (Fax No. (734) 827-5403);

(ii) if to the Administrative Agent, at the Notice Office; and

(iii) if to any Lender, to it at its address (or fax number) set forth on Schedule 12.01.

Notices and communications sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by fax shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through electronic communications, to the extent provided in paragraph (b) of this Section 12.01, shall be effective as provided in such paragraph.

(b) Electronic Communications. Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communication (including e-mail and Internet and intranet websites) pursuant to procedures approved by the Administrative

Agent; provided that the foregoing shall not apply to notices under Article II to any Lender if such Lender has notified the Administrative Agent that it is incapable of receiving notices under such Article by electronic communication. The Administrative Agent, Holdings or the Company may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications or may be rescinded by any such Person by notice to each other such Person.

Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e-mail address shall be deemed received upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgment) and (ii) notices and other communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its e-mail address as described in the foregoing clause (i), of notification that such notice or communication is available and identifying the website address therefore; provided that, for both clauses (i) and (ii) above, if such notice or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient.

(c) Change of Address, etc. Any party hereto may change its address or fax number for notices and other communications hereunder by notice to the other parties hereto.

(d) Platform. Holdings and the Borrowers agree that the Administrative Agent may, but shall not be obligated to, make any Communications by posting such Communication on Debt Domain, IntraLinks, SyndTrak or a substantially similar electronic transmission system (the “Platform”). The Platform is provided “as is” and “as available”. Neither the Administrative Agent nor any of its Related Parties warrants, or shall be deemed to warrant, as to the adequacy of the Platform and each such Person expressly disclaims any liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made, or shall be deemed to be made, by any Agent Party in connection with the Communications or the Platform. In no event shall the Administrative Agent or any of its Related Parties have any liability in connection with the Communications or the Platform.

SECTION 12.02. Waivers; Amendments. (a) No failure or delay by the Administrative Agent or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or any other Loan Document or consent to any departure by any Loan Party therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section 12.02, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given. Without limiting the generality of the foregoing, the execution and delivery of this Agreement, the making of a Loan or the issuance, amendment, renewal or extension of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent or any Lender may have had notice or knowledge of such Default at the time. No notice or demand on Holdings or any Borrower in any case shall entitle Holdings or any Borrower to any other or further notice or demand in similar or other circumstances.

(b) Except as provided in Section 2.14, none of this Agreement, any other Loan Document or any provision hereof or thereof may be waived, amended or modified except, in the case of this Agreement, pursuant to an agreement or agreements in writing entered into by Holdings, the Borrowers, the Administrative Agent and the Required Lenders and, in the case of any other Loan Document, pursuant to an agreement or agreements in writing entered into by the Administrative Agent and the Loan Party or Loan Parties that are parties thereto, in each case with the consent of the Required Lenders; provided that no such agreement shall (i) increase the Revolving Loan Commitment of any Lender without the written consent of such Lender, (ii) reduce the principal amount of any Loan or Letter of Credit Outstandings or reduce the rate of interest thereon, or reduce any fees payable hereunder, in each case without the written consent of each Lender affected thereby, (iii) postpone Maturity Date or any date for the payment of any interest or fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Revolving Loan Commitment, without the written consent of each Lender affected thereby, (iv) change any of the provisions of this Section 12.02 or the definitions of the terms “Required Lenders”, “RL Percentage” or “Supermajority Lenders” or any other provision of this Agreement or any other Loan Document specifying the number or percentage of Lenders required to waive, amend or otherwise modify any rights thereunder or make any determination or grant any consent thereunder, without the written consent of each Lender, (v) release all or substantially all of the value of the Guarantees provided by the Loan Parties under the Collateral Agreement, in each case without the written consent of each Lender (except as expressly provided in Section 12.14 or the Collateral Agreement (including any such release by the Administrative Agent in connection with any sale or other disposition of any Subsidiary upon the exercise of remedies under the Security Documents), it being understood and agreed that an amendment or other modification of the type of obligations guaranteed under the Collateral Agreement shall not be deemed to be a release of any Guarantee), (vi) release all or substantially all the Collateral from the Liens of the Security Documents without the written consent of each Lender (except as expressly provided in Section 12.14 or the applicable Security Document (including any such release by the Administrative Agent in connection with any sale or other disposition of the Collateral upon the exercise of remedies under the Security Documents), it being understood and agreed that an amendment or other modification of the type of obligations secured by the Security Documents shall not be deemed to be a release of the Collateral from the Liens of the Security Documents) or (vii) increase the advance rates used in calculation of the Inventory Formula Amount or Accounts Formula Amount without the written consent of each Lender; provided further that (A) no such agreement shall amend, modify, extend or otherwise affect the rights or obligations of the Administrative Agent without the prior written consent of the Administrative Agent and (B) no such agreement shall amend, modify, extend or otherwise affect the rights or obligations of the Issuing Lender with respect to any Letter of Credit or Loan Document Obligations in respect thereof without the prior written consent of the Issuing Lender and (C) no such agreement shall amend, modify, extend or otherwise affect the rights or obligations of the Swingline Lender with respect to any Swingline Loan or Loan Document Obligations in respect thereof without the prior written consent of the Swingline Lender; and provided finally that without the prior written consent of the Supermajority Lenders, no modification shall be effective that would amend or expand any of the following definitions, the effect of which would be to increase the amounts available for borrowing hereunder: “Borrowing Base”, “Eligible Accounts”, “Eligible Inventory”, “Accounts Formula Amount” or “Inventory Formula Amount” (including, in each case, the defined terms used therein). Notwithstanding any of the foregoing, any provision of this Agreement or any other Loan Document may be amended by an agreement in writing entered into by the Borrowers and the Administrative Agent to cure any ambiguity, omission, mistake, defect or inconsistency so long as, in each case, the Lenders shall have received at least five Business Days prior written notice thereof and the Administrative Agent shall not have received, within five Business Days of the date of such notice to the Lenders, a written notice from the Required Lenders stating that the Required Lenders object to such amendment.

(c) In connection with any proposed amendment, modification, waiver or termination (a “Proposed Change”) requiring the consent of all Lenders or all affected Lenders, if the consent of the Required Lenders to such Proposed Change is obtained, but the consent to such Proposed Change of other Lenders whose consent is required is not obtained (any such Lender whose consent is not obtained as described in paragraph (b) of this Section 12.02 being referred to as a “Non-Consenting Lender” for purposes of this clause (c)), then the Company may, at its sole expense and effort, upon notice to such Non-Consenting Lender and the Administrative Agent, require such Non-Consenting Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 12.04), all its interests, rights and obligations under this Agreement to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that (i) if the Administrative Agent is not such Non-Consenting Lender, the Company shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld or delayed, (ii) such Non-Consenting Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder from the assignee (in the case of such principal and accrued interest and fees) or the Company (in the case of all other amounts), (iii) the Company or such assignee shall have paid to the Administrative Agent the processing and recordation fee specified in Section 12.04(b), (iv) such assignment does not conflict with applicable law and (v) the assignee shall have given its consent to such Proposed Change and, as a result of such assignment and delegation and any contemporaneous assignments and delegations and consents, such Proposed Change can be effected. Any assignment required pursuant to this Section 12.02(c) may be effected pursuant to an Assignment and Assumption executed by the Company, the Administrative Agent and the assignee, and the Lender required to make such assignment shall not be required to be a party to such Assignment and Assumption.

(d) Notwithstanding anything herein to the contrary, the Administrative Agent may, without the consent of any Secured Party, consent to a departure by any Loan Party from any covenant of such Loan Party set forth in this Agreement, the Collateral Agreement or any other Security Document to the extent such departure is consistent with the authority of the Administrative Agent set forth in the definition of the term “Collateral and Guarantee Requirement”.

(e) The Administrative Agent may, but shall have no obligation to, with the concurrence of any Lender, execute waivers, amendments or other modifications on behalf of such Lender. Any waiver, amendment or other modification effected in accordance with this Section 12.02, shall be binding upon each Person that is at the time thereof a Lender and each Person that subsequently becomes a Lender.

SECTION 12.03. Expenses; Indemnity; Damage Waiver. (a) Holdings and the Borrowers shall pay (i) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent, including the reasonable fees, charges and disbursements of a single counsel in each jurisdiction in connection with the structuring, arrangement and syndication of the credit facilities provided for herein and any credit or similar facility refinancing or replacing, in whole or in part, any of the credit facilities provided for herein, as well as the preparation, negotiation, execution, delivery and administration of this Agreement, the other Loan Documents or any waiver, amendments or modifications of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated) and (ii) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent, the Issuing Lender or any Lender, including the reasonable and documented fees, charges and disbursements of counsel for any of the foregoing, in connection with the enforcement or protection of its rights in connection with the Loan Documents, including its rights under this Section 12.03, or in connection with the Loans, advances or other financial accommodations made hereunder, including all such out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans. In addition, the Borrowers jointly and severally agree to reimburse the Administrative Agent and Holdings for all reasonable and documented third party administrative, audit and monitoring expenses incurred in connection with the Borrowing Base and determinations thereunder.

(b) Holdings and the Borrowers shall indemnify the Administrative Agent, the Issuing Lender, the Lenders and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”), against, and hold each Indemnitee harmless from, any and all losses, claims, damages, penalties, liabilities and related expenses (including the reasonable and documented fees, charges and disbursements of one firm of counsel for all such Indemnitees, taken as a whole, and, if necessary, of a single firm of local counsel in each appropriate jurisdiction (which may include a single firm of special counsel acting in multiple jurisdictions) for all such Indemnitees, taken as a whole (and, in the case of an actual or perceived conflict of interest where the Indemnitee affected by such conflict informs the Company of such conflict and thereafter retains its own counsel, of another firm of counsel for such affected Indemnitee and, if necessary, of a single firm of local counsel in each appropriate jurisdiction (which may include a single firm of special counsel acting in multiple jurisdictions) for such affected Indemnitee)) , incurred by or asserted against such Indemnitees arising out of, in connection with or as a result of (i) the structuring, arrangement and syndication of the credit facilities provided for herein, the preparation, negotiation, execution, delivery and administration of this Agreement, the other Loan Documents or any other agreement or instrument contemplated hereby or thereby, the performance by the parties to this Agreement or the other Loan

Documents of their respective obligations hereunder or thereunder or the consummation of the Transactions or any other transactions contemplated hereby or thereby, (ii) any actual or alleged presence or Release of Hazardous Materials on, at, to or from any Mortgaged Property or any other property currently or formerly owned or operated by Holdings, any Borrower or any Subsidiary, or any other Environmental Liability related in any way to Holdings, any Borrower or any Subsidiary or (iii) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory and whether initiated against or by any party to this Agreement or any other Loan Document, any Affiliate of any of the foregoing or any third party (and regardless of whether any Indemnitee is a party thereto); provided that the foregoing indemnity shall not, as to any Indemnitee, apply to any losses, claims, damages, liabilities or related expenses to the extent they (A) are found in a final and non-appealable judgment of a court of competent jurisdiction to have resulted from the wilful misconduct or gross negligence of such Indemnitee, (B) result from a claim brought by Holdings, any Borrower or any Subsidiary against such Indemnitee for material breach in bad faith of such Indemnitee’s obligations under this Agreement or any other Loan Document if Holdings, such Borrower or such Subsidiary has obtained a final and non-appealable judgment in its favor on such claim as determined by a court of competent jurisdiction or (C) result from a proceeding that does not involve an act or omission by Holdings, any Borrower or any of their respective Affiliates and that is brought by an Indemnitee against any other Indemnitee (other than a proceeding that is brought against the Administrative Agent or any Arranger in its capacity or in fulfilling its roles as an agent or arranger hereunder or any similar role with respect to the Indebtedness incurred or to be incurred hereunder). This paragraph shall not apply with respect to Taxes other than any Taxes that represent losses, claims or damages arising from any non-Tax claim.

(c) To the extent that Holdings and the Borrowers fail to indefeasibly pay any amount required to be paid by them under paragraph (a) or (b) of this Section 12.03 to the Administrative Agent or any Related Party of any of the foregoing (and without limiting their obligation to do so), each Lender severally agrees to pay to the Administrative Agent or such Related Party, as applicable, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount (it being understood and agreed that Holdings or such Borrower’s failure to pay any such amount shall not relieve Holdings or such Borrower of any default in the payment thereof); provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as applicable, was incurred by or asserted against the Administrative Agent in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent in connection with such capacity. If Administrative Agent is sued by any receiver, bankruptcy trustee, debtor-in-possession or other Person for any alleged preference or fraudulent transfer, then any monies paid by Administrative Agent in settlement or satisfaction of such proceeding, together with all interest, costs and expenses (including attorneys’ fees) incurred in the defense of same, shall be promptly reimbursed to Administrative Agent by each Lender to the extent of its RL Percentage.

(d) To the fullest extent permitted by applicable law, neither Holdings nor any Borrower shall assert, or permit any of their respective Affiliates or Related Parties to assert, and each hereby waives, any claim against any Indemnitee (i) for any damages arising from the use by others of information or other materials obtained through telecommunications, electronic or other information transmission systems (including the Internet) except to the extent such damages are found in a final and non-appealable judgment of a court of competent jurisdiction to have resulted from the willful misconduct or gross negligence of any Indemnitee or Related Party of any Indemnitee or (ii) on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the Transactions, any Loan or the use of the proceeds thereof.

(e) All amounts due under this Section 12.03 shall be payable promptly after written demand therefor.

SECTION 12.04. Successors and Assigns. (a) General. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby, except that (i) neither Holdings nor any Borrower may assign, delegate or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender (and any attempted assignment, delegation or transfer by Holdings or any such Borrower without such consent shall be null and void) and (ii) no Lender may assign, delegate or otherwise transfer its rights or obligations hereunder except in accordance with this Section 12.04. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants (to the extent provided in paragraph (c) of this Section 12.04) and, to the extent expressly contemplated hereby, the Related Parties of any of the Administrative Agent, and any Lender) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) Assignments by Lenders. (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign and delegate to one or more Eligible Assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Revolving Loan Commitment and the related outstanding Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld or delayed) of (A) the Company; provided that no consent of the Company shall be required (1) for an assignment and delegation to a Lender, an Affiliate of a Lender or an Approved Fund and (2) if a Default has occurred and is continuing under Sections 10.01(a), (b), (h) or (i), for any other assignment and delegation; provided further that the Company shall be deemed to have consented to any such assignment and delegation unless it shall object thereto by written notice to the Administrative Agent within five Business Days after having received notice thereof and (B) each of the Administrative Agent and the Issuing Lender; provided that no consent of the Administrative Agent or the Issuing Lender shall be required for an assignment and delegation of all or any portion of a Lender’s Revolving Loan Commitment or a Loan to a Lender, an Affiliate of a Lender or an Approved Fund.

(ii) Assignments and delegations shall be subject to the following additional conditions: (A) except in the case of an assignment and delegation to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment and delegation of the entire remaining amount of the assigning Lender’s Revolving Loan Commitment, the amount of the Revolving Loan Commitment and the related Loans of the assigning Lender subject to each such assignment and delegation (determined as of the trade date specified in the Assignment and Assumption with respect to such assignment and delegation or, if no trade date is so specified, as of the date the Assignment and Assumption with respect to such assignment and delegation is delivered to the Administrative Agent) shall not be less than $5,000,000 (treating contemporaneous assignments by or to two or more Approved Funds as a single assignment for purposes of such minimum transfer amount), unless each of the Company and the Administrative Agent otherwise consents (such consent not to be unreasonably withheld or delayed); provided that no such consent of the Company shall be required if an Event of Default of the type set forth in Section 10.01(a), (b), (h) or (i) has occurred and is continuing, (B) each partial assignment and delegation shall be made as an assignment and delegation of a proportionate part of all the assigning Lender’s Revolving Loan Commitment and the related Loans, rights and obligations under this Agreement, (C) the parties to each assignment and delegation shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500; provided that (1) only one such processing and recordation fee shall be payable in the event of simultaneous assignments and delegations by or to two or more Approved Funds, (2) the Administrative Agent may waive or reduce such fee in its sole discretion and (3) with respect to any assignment and delegation pursuant to Section 2.13 or 12.02(c), the parties hereto agree that such assignment and delegation may be effected pursuant to an Assignment and Assumption executed by the Company, the Administrative Agent and the assignee and that the Lender required to make such assignment and delegation need not be a party thereto, and (D) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent any tax forms required by Section 5.04(f) and an Administrative Questionnaire in which the assignee designates one or more credit contacts to whom all syndicate-level information (which may contain MNPI) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable law, including Federal, State and foreign securities laws.

(iii) Subject to acceptance and recording thereof pursuant to paragraph (b)(v) of this Section 12.04, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned and delegated by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned and delegated by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of (and subject to the obligations and limitations of) Sections 2.10, 5.04 and 12.03 and to any fees payable hereunder that have accrued for such Lender’s account but have not yet been paid). Schedule 1.01(a) shall be deemed modified to reflect the Revolving Loan Commitments and/or outstanding Revolving Loans of such new Lender and of the existing Lenders and upon the surrender of the relevant Notes (or, if lost, an affidavit of loss thereof together with a customary lost note indemnification agreement in favor of the Loan Parties) by the assigning Lender new Notes will be issued, at the

Borrowers’ joint and several expense, to such new Lender and, if applicable, to the assigning Lender upon the request of such new Lender or, if applicable, assigning Lender, such new Notes to be in conformity with the requirements of Section 2.05 (with appropriate modifications) to the extent needed to reflect the revised Revolving Loan Commitments and/or outstanding Revolving Loans, as the case may be. Any assignment, delegation or other transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 12.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with Section 12.04(c).

(iv) The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrowers, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Revolving Loan Commitment of, and principal amount (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and Holdings, the Borrowers, the Administrative Agent, the Issuing Lender and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrowers and, as to entries pertaining to it, any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(v) Upon receipt by the Administrative Agent of a duly completed Assignment and Assumption executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire and any tax forms required by Section 5.04(f) (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section 12.04 and any written consent to such assignment and delegation required by paragraph (b) of this Section 12.04, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that the Administrative Agent shall not be required to accept such Assignment and Assumption or so record the information contained therein if the Administrative Agent reasonably believes that such Assignment and Assumption lacks any written consent required by this Section 12.04 or is otherwise not in proper form, it being acknowledged that the Administrative Agent shall have no duty or obligation (and shall incur no liability) with respect to obtaining (or confirming the receipt) of any such written consent or with respect to the form of (or any defect in) such Assignment and Assumption, any such duty and obligation being solely with the assigning Lender and the assignee. No assignment or delegation shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph and, following such recording, unless otherwise determined by the Administrative Agent (such determination to be made in the sole discretion of the Administrative Agent, which determination may be conditioned on the consent of the assigning Lender and the assignee), shall be effective notwithstanding any defect in the Assignment and Assumption relating thereto. Each assigning Lender and the assignee, by its execution and delivery of an Assignment and Assumption, shall be deemed to have represented to the Administrative Agent that all written consents required by this Section 12.04 with respect thereto (other than the consent of the Administrative Agent) have been obtained and that such Assignment and Assumption is otherwise duly completed and in proper form, and each assignee, by its execution and delivery of an Assignment and Assumption, shall be deemed to have represented to the assigning Lender and the Administrative Agent that such assignee is an Eligible Assignee.

(vi) The words “execution”, “signed”, “signature” and words of like import in any Assignment and Assumption shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as applicable, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act or any other similar State laws based on the Uniform Electronic Transactions Act.

(c) Participations. Any Lender may, without the consent of the Borrowers, the Issuing Lender or the Administrative Agent, sell participations to one or more Eligible Assignees (each, a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and Loans); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) Holdings, the Borrowers, the Administrative Agent, the Issuing Lender and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement or any other Loan Document; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 12.02(b) that affects such Participant or requires the approval of all the Lenders. Holdings and the Borrowers agree that each Participant shall be entitled to the benefits of Sections 2.10, 2.11 and 5.04 (subject to the requirements and limitations therein, including the requirements under Section 5.04(f) (it being understood and agreed that the documentation required under Section 5.04(f) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment and delegation pursuant to paragraph (b) of this Section 12.04; provided that such Participant (A) agrees to be subject to the provisions of Sections 2.13 and 11.14 as if it were an assignee under paragraph (b) of this Section 12.04 and (B) shall not be entitled to receive any greater payment under Section 2.10 or 5.04, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation agrees, at Holdings’ and the Borrowers’ request and expense, to use reasonable efforts to cooperate with the Borrowers to effectuate the provisions of Section 2.13 with respect to any Participant. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 12.08 as though it were a Lender; provided that such Participant agrees to be subject to Section 11.14 as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrowers, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under this Agreement or any other Loan Document (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments or Loans or its other obligations under this Agreement or any other Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such Commitment, Loan or other obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. For the avoidance of doubt, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.

(d) Certain Pledges. Any Lender may, without the consent of the Borrowers or the Administrative Agent, at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section 12.04 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(f) Defaulting Lender. No assignment or participation may be made to a Defaulting Lender. Any assignment by a Defaulting Lender shall be effective only upon payment by the assignee or Defaulting Lender to the Administrative Agent of an aggregate amount sufficient, upon distribution (through direct payment, purchases of participations or other compensating actions as the Administrative Agent deems appropriate), to satisfy all funding and payment liabilities then owing by the Defaulting Lender hereunder. If an assignment by a Defaulting Lender shall become effective under applicable law for any reason without compliance with the foregoing sentence, then the assignee shall be deemed a Defaulting Lender for all purposes until such compliance occurs.

SECTION 12.05. Survival. All covenants, agreements, representations and warranties made by the Loan Parties in this Agreement and the other Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of this Agreement and the other Loan Documents and the making of any Loans, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, the Arrangers, any Lender, the Issuing Lender or any Affiliate of any of the foregoing may have had notice or knowledge of any Default or incorrect representation or warranty at the time this Agreement or any other Loan Document is executed and delivered or any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement is outstanding and unpaid and so long as the Revolving Loan Commitments have not expired or terminated. The provisions of Sections 2.10, 2.11, 5.04, 11.14 and 12.03 and Article XI shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment or prepayment of the Loans, the expiration or termination of the Revolving Loan Commitments or the termination of this Agreement or any provision hereof.

SECTION 12.06. Counterparts; Integration; Effectiveness. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and any separate letter agreements with respect to fees payable to the Administrative Agent or the syndication of the Loans and Revolving Loan Commitment constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 7.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and the Administrative Agent shall have received counterparts hereof that, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of this Agreement by facsimile transmission or other electronic imaging shall be effective as delivery of a manually executed counterpart of this Agreement.

SECTION 12.07. Severability. Any provision of this Agreement held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions hereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.

SECTION 12.08. Right of Setoff. (a) If an Event of Default shall have occurred and be continuing, the Administrative Agent, the Issuing Lender and each Lender and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final, in whatever currency) or other amounts at any time held and other obligations (in whatever currency) at any time owing by the Administrative Agent, the Issuing Lender or such Lender or any such Affiliate to or for the credit or the account of Holdings or any Borrower against any of and all the obligations then due of Holdings or any Borrower now or hereafter existing under this Agreement held by the Administrative Agent, the Issuing Lender or such Lender or any such Affiliates, irrespective of whether or not the Administrative Agent, the Issuing Lender or such Lender or any such Affiliate shall have made any demand under this Agreement and although such obligations of Holdings or any Borrower are owed to a branch or office of the Administrative Agent, the Issuing Lender or such Lender or any such Affiliate different from the branch or office holding such deposit or obligated on such Indebtedness. The Administrative Agent, the Issuing Lender and each Lender agrees to notify the Company and the Administrative Agent promptly after any such setoff and application; provided that the failure to give or any delay in giving such notice shall not affect the validity of any such setoff and application under this Section 12.08. The rights of the Administrative Agent, the Issuing Lender and each Lender, and its Affiliates under this Section 12.08 are in addition to other rights and remedies (including other rights of setoff) that the Administrative Agent, the Issuing Lender and such Lender and any such Affiliate may have.

SECTION 12.09. Governing Law; Jurisdiction; Consent to Service of Process. (a) This Agreement and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Agreement and the transactions contemplated hereby shall be governed by, and construed in accordance with, the law of the State of New York.

(b) Each of Holdings and the Borrowers irrevocably and unconditionally agrees that it will not commence any action, litigation or proceeding of any kind or description, whether in law or equity, whether in contract or in tort or otherwise, against the Administrative Agent, any Lender, any Issuing Lender or any Related Party of any of the foregoing in any way relating to this Agreement or any other Loan Document or the transactions relating hereto or thereto, in any forum other than the courts of the State of New York sitting in New York County and of the United States District Court of the Southern District of New York, and any appellate court from any thereof, and each of the parties hereto irrevocably and unconditionally submits, for itself and its property, to the jurisdiction of such courts and agrees that all claims in respect of any action, litigation or proceeding may be heard and determined in such New York State court or, to the fullest extent permitted by applicable law, in such Federal court. Each party hereto agrees that a final judgment in any such action, litigation or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement shall affect any right that the Administrative Agent, any Issuing Lender or any Lender may otherwise have to bring any action, litigation or proceeding relating to this Agreement or any other Loan Document against any Loan Party or any of its properties in the courts of any jurisdiction.

(c) Each of Holdings and the Borrowers hereby irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action, litigation or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (b) of this Section 12.09. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

(d) Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 12.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.

SECTION 12.10. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS

CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.10.

SECTION 12.11. Headings. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.

SECTION 12.12. Confidentiality. Each of the Administrative Agent and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Related Parties, including accountants, legal counsel and other agents and advisors, it being understood and agreed that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential, (b) to the extent required or requested by any regulatory authority purporting to have jurisdiction over such Person or its Related Parties (including any self-regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies under this Agreement or any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing confidentiality undertakings substantially similar to those of this Section 12.12, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement or (ii) any actual or prospective counterparty (or its Related Parties) to any Hedging Agreement relating to Holdings, the Borrowers or any Subsidiary and its obligations hereunder or under any other Loan Document, (g) on a confidential basis to (i) any rating agency in connection with rating Holdings, the Borrowers or any of the foregoing’s subsidiaries or the credit facilities provided for herein or (ii) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the credit facilities provided for herein, (h) with the consent of the Company or (i) to the extent such Information (i) becomes publicly available other than as a result of a breach of this Section 12.12 or (ii) becomes available to the Administrative Agent, the Issuing Lender, any Lender or any Affiliate of any of the foregoing on a nonconfidential basis from a source other than Holdings or any Borrower. For purposes of this Section 12.12, “Information” means all information received from Holdings or any Borrower relating to Holdings, the Borrowers or any Subsidiary or their businesses, other than any such information that is available to the Administrative Agent or any Lender on a nonconfidential basis prior to disclosure by Holdings or any Borrower; provided that, in the case of information received from Holdings or any Borrower after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section 12.12 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.

SECTION 12.13. Interest Rate Limitation. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts that are treated as interest on such Loan or participation therein under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) that may be contracted for, charged, taken, received or reserved by the Lender holding such Loan or participation therein in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan or participation therein but were not payable as a result of the operation of this Section 12.13 shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or participation therein or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the Federal Funds Effective Rate to the date of repayment, shall have been received by such Lender.

SECTION 12.14. Release of Liens and Guarantees. Subject to the reinstatement provisions set forth in the Collateral Agreement, a Subsidiary Loan Party shall automatically be released from its obligations under the Loan Documents, and all security interests created by the Security Documents in Collateral owned by such Subsidiary Loan Party shall be automatically released, upon the consummation of any transaction permitted by this Agreement as a result of which such Subsidiary Loan Party ceases to be a Subsidiary; provided that, if so required by this Agreement, the Required Lenders shall have consented to such transaction and the terms of such consent shall not have provided otherwise. Upon any sale or other transfer by any Loan Party (other than to Holdings, the Borrowers or any other Loan Party) of any Collateral in a transaction permitted under this Agreement, or upon the effectiveness of any written consent to the release of the security interest created under any Security Document in any Collateral pursuant to Section 12.02, the security interests in such Collateral created by the Security Documents shall be automatically released. In connection with any termination or release pursuant to this Section 12.14, the Administrative Agent shall execute and deliver to any Loan Party, at such Loan Party’s expense, all documents that such Loan Party shall reasonably request to evidence such termination or release. Any execution and delivery of documents pursuant to this Section 12.14 shall be without recourse to or warranty by the Administrative Agent. Each of the Secured Parties irrevocably authorizes the Administrative Agent, at its option and in its discretion, to effect the releases set forth in this Section 12.14.

SECTION 12.15. USA PATRIOT Act Notice. Each Lender and the Administrative Agent (for itself and not on behalf of any Lender) hereby notifies each Loan Party that, pursuant to the requirements of the USA PATRIOT Act, it is required to obtain, verify and record information that identifies such Loan Party, which information includes the name and address of such Loan Party and other information that will allow such Lender or the Administrative Agent, as applicable, to identify such Loan Party in accordance with the USA PATRIOT Act, and each Loan Party agrees to provide such information from time to time to such Lender and the Administrative Agent, as applicable.

SECTION 12.16. No Fiduciary Relationship. Each of Holdings and the Borrowers, on behalf of itself and its subsidiaries, agrees that in connection with all aspects of the transactions contemplated hereby and any communications in connection therewith, Holdings, the Borrowers, the Subsidiaries and their respective Affiliates, on the one hand, and the Administrative Agent, the Issuing Lender, the Arrangers, the Lenders and their respective Affiliates, on the other hand, will have a business relationship that does not create, by implication or otherwise, any fiduciary duty on the part of the Administrative Agent, the Lenders the Issuing Lender, the Arrangers or their respective Affiliates, and no such duty will be deemed to have arisen in connection with any such transactions or communications. The Administrative Agent, the Lenders, the Issuing Lender, the Arrangers and their respective Affiliates may be engaged, for their own accounts or the accounts of customers, in a broad range of transactions that involve interests that differ from those of Holdings, the Borrowers, the Subsidiaries and their respective Affiliates, and none of the Administrative Agent, the Lenders, the Issuing Lender, the Arrangers or any of their respective Affiliates has any obligation to disclose any of such interests to Holdings, the Borrowers, the Subsidiaries or any of their respective Affiliates. To the fullest extent permitted by law, each of Holdings and the Borrowers hereby waives and releases any claims that it or any of its Affiliates may have against the Administrative Agent, the Lenders, the Issuing Lender, the Arrangers or any of their respective Affiliates with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

SECTION 12.17. Non-Public Information. (a) Each Lender acknowledges that all information, including requests for waivers and amendments, furnished by Holdings, the Borrowers or the Administrative Agent pursuant to or in connection with, or in the course of administering, this Agreement will be syndicate-level information, which may contain MNPI. Each Lender represents to Holdings, the Borrowers and the Administrative Agent that (i) it has developed compliance procedures regarding the use of MNPI and that it will handle MNPI in accordance with such procedures and applicable law, including Federal, State and foreign securities laws, and (ii) it has identified in its Administrative Questionnaire a credit contact who may receive information that may contain MNPI in accordance with its compliance procedures and applicable law, including Federal, State and foreign securities laws.

(b) Holdings, the Borrowers and each Lender acknowledge that, if information furnished by Holdings or the Borrowers pursuant to or in connection with this Agreement is being distributed by the Administrative Agent through the Platform, (i) the Administrative Agent may post any information that Holdings or the Borrowers have indicated as containing MNPI solely on that portion of the Platform as is designated for Private Side Lender Representatives and (ii) if Holdings or the Borrowers have not indicated whether any information furnished by it pursuant to or in connection with this Agreement contains MNPI, the Administrative Agent reserves the right to post such information solely on that portion of the Platform as is designated for Private Side Lender Representatives. Each of Holdings and the Borrowers agree to clearly designate all information provided to the Administrative Agent by or on behalf of Holdings or the Borrowers that is suitable to be made available to Public Side

Lender Representatives, and the Administrative Agent shall be entitled to rely on any such designation by Holdings and the Borrowers without liability or responsibility for the independent verification thereof.

SECTION 12.18. Payments Pro Rata. (a) Except as otherwise provided in this Agreement, the Administrative Agent agrees that promptly after its receipt of each payment from or on behalf of any Borrower in respect of any Obligations hereunder, the Administrative Agent shall distribute such payment to the Lenders entitled thereto (other than any Lender that has consented in writing to waive its pro rata share of any such payment) pro rata based upon their respective shares, if any, of the Obligations with respect to which such payment was received.

(b) Notwithstanding anything to the contrary contained herein, the provisions of the preceding Section 12.18(a) shall be subject to the express provisions of this Agreement which require, or permit, differing payments to be made to Non-Defaulting Lenders as opposed to Defaulting Lenders.

SECTION 12.19. Calculations; Computations. All computations of interest and Fees hereunder shall be made on the basis of a year of 360 days for the actual number of days (including the first day but excluding the last day; except that in the case of Letter of Credit Fees, the last day shall be included) occurring in the period for which such interest, or Fees are payable. Each determination by the Administrative Agent of any interest, fees or interest rate hereunder shall be final, conclusive and binding for all purposes, absent manifest error. All fees shall be fully earned when due and shall not be subject to rebate, refund or proration. All fees payable under Article IV or pursuant to the Fee Letters are compensation for services and are not, and shall not be deemed to be, interest or any other charge for the use, forbearance or detention of money.

SECTION 12.20. Qualified Secured Hedging Agreements and Qualified Secured Cash Management Agreements. At any time prior to or after any Loan Party shall enter into any Hedging Agreement or any Cash Management Agreement, the applicable Loan Party and the Lender (or Affiliate thereof) party thereto shall, if it wishes that the respective Hedging Agreement or Cash Management Agreement be treated as an Obligation with respect to the priority of payment of proceeds of the Collateral in accordance with the waterfall provisions set forth in the respective Security Documents, notify the Administrative Agent in writing (to be acknowledged by the Administrative Agent) that (x) such Hedging Agreement is to be a “Qualified Secured Hedging Agreement” or (y) such Cash Management Agreement is to be a “Qualified Secured Cash Management Agreement”. Until such time as the applicable Loan Party and Lender (or Affiliate thereof) delivers (and the Administrative Agent acknowledges) such notice as described above, such Hedging Agreement or Cash Management Agreement shall not constitute a Qualified Secured Hedging Agreement or Qualified Secured Cash Management Agreement, as the case may be. The parties hereto understand and agree that the provisions of this Section 12.20 are made for the benefit of the Lenders and their affiliates which become parties to Qualified Secured Hedging Agreements or Qualified Secured Cash Management Agreements, and agree that any amendments or modifications to the provisions of this Section 12.20 shall not be effective with respect to any Qualified Secured Hedging Agreement or Qualified Secured Cash Management Agreement, as the case may be, entered into prior to the date of respective amendment or modification of this Section 12.20 (without the written consent of the relevant parties thereto). Notwithstanding any such designation of a Hedging Agreement as a Qualified Secured Hedging Agreement or a Cash Management Agreement as a Qualified Secured Cash Management Agreement, no provider or holder of any such Qualified Secured Hedging Agreement or Qualified Secured Cash Management Agreement shall have any voting or approval rights hereunder (or be deemed a Lender) solely by virtue of its status as the provider of such agreements or the Obligations owing thereunder, nor shall their consent be required (other than in their capacities as a Lender to the extent applicable) for any matter hereunder or under any of the other Loan Documents, including without limitation, as to any matter relating to the Collateral or the release of Collateral or guarantors. The Administrative Agent accepts no responsibility and shall have no liability for the calculation of the exposure owing by the Loan Parties under any such Qualified Secured Hedging Agreement and/or Qualified Secured Cash Management Agreement or the amount of the Qualified Secured Hedging Agreement Reserve, and/or the Qualified Secured Cash Management Agreement Reserve, and shall be entitled in all cases to rely on the applicable Lender (or Affiliate thereof) and the applicable Loan Party party to such agreement for the calculation thereof. Such Lender (or Affiliate thereof) and the applicable Loan Party party to any such agreement each agrees to provide the Administrative Agent with the calculations of all such exposures and reserves, if any, at such times as the Administrative Agent shall reasonably request, and in any event, not less than monthly (unless otherwise agreed to by the Administrative Agent). Each provider of a Qualified Secured Hedging Agreements or Qualified Secured Cash Management Agreement by delivery of a notice to the Administrative Agent of such Qualified Secured Hedging Agreements or Qualified Secured Cash Management Agreement, agrees to indemnify and hold harmless Agent Indemnitees, to the extent not reimbursed by the Loan Parties, against any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable fees, disbursements and other charges of counsel) that may be incurred by or asserted or awarded against any Agent Indemnitee in connection with such provider’s Qualified Secured Hedging Agreements or Qualified Secured Cash Management Agreement, except to the extent that any such claim, damage, loss, liability or expense is determined by a court of competent jurisdiction in a final and non-appealable decision to have resulted from the Administrative Agent’s own gross negligence or willful misconduct.

SECTION 12.21. Nature of Borrower Obligations.

(a) Nature of Borrower Obligations. Notwithstanding anything to the contrary contained elsewhere in this Agreement, it is understood and agreed by the various parties to this Agreement that all Borrowers’ obligations to repay principal of, interest on, and all other amounts with respect to, all Revolving Loans, Swingline Loans, Letters of Credit and all other Obligations pursuant to this Agreement and each other Loan Document (including, without limitation, all fees, indemnities, Taxes and other Obligations in connection therewith or in connection with the related Revolving Loan Commitments) shall constitute the joint and several obligations of each of the Borrowers. In addition to the direct (and joint and several) obligations of the Borrowers with respect to Obligations as described above, all such Obligations shall be guaranteed pursuant to, and in accordance with the terms of, the Collateral Agreement and shall therefore constitute the joint and several obligations of all of the Loan Parties.

(b) Independent Obligation. The obligations of each Borrower with respect to its respective Obligations are independent of the obligations of each other Borrower or any Loan Party under its Guarantee of such Obligations, and a separate action or actions may be brought and prosecuted against each Loan Party, whether or not any other Loan Party or any Loan Party under its Guarantee is joined in any such action or actions. Each Borrower waives, to the fullest extent permitted by law, the benefit of any statute of limitations affecting its liability hereunder or the enforcement thereof. Any payment by any Borrower or other circumstance which operates to toll any statute of limitations as to any Borrower shall, to the fullest extent permitted by law, operate to toll the statute of limitations as to each Loan Party.

(c) Authorization. Each of the Borrowers authorizes the Administrative Agent, the Issuing Lenders and the Lenders without notice or demand (except as shall be required by applicable statute and cannot be waived), and without affecting or impairing its liability hereunder, from time to time to:

(i) exercise or refrain from exercising any rights against any other Borrower or any guarantor or others or otherwise act or refrain from acting;

(ii) release or substitute any other Borrower, endorsers, guarantors or other obligors;

(iii) settle or compromise any of the Obligations of any other Borrower, any security therefor or any liability (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and may subordinate the payment of all or any part thereof to the payment of any liability (whether due or not) of any Borrower to its creditors other than the Lenders;

(iv) apply any sums paid by any other Borrower or any other Person, howsoever realized to any liability or liabilities of such other Borrower or other Person regardless of what liability or liabilities of such other Borrower or other Person remain unpaid; and/or

(v) consent to or waive any breach of, or act, omission or default under, this Agreement or any of the instruments or agreements referred to herein, or otherwise, by any other Borrower or any other Person.

(d) Waiver. Each Borrower waives any right to require the Administrative Agent, the Issuing Lenders or the Lenders to (i) proceed against any other Borrower or any other party, (ii) proceed against or exhaust any security held from any Borrower or any other party or (iii) pursue any other remedy in the Administrative Agent’s, any Issuing Lender’s or Lenders’ power whatsoever. Each Borrower waives any defense based on or arising out of suretyship or any impairment of security held from any Borrower or any other party or on or arising out of any defense of any other Borrower or any other party other than Payment in Full (as defined in the Collateral Agreement) of its Obligations, including, without limitation, any defense based on or arising out of the disability of any other Borrower or any other party, or the unenforceability of the Obligations or any part thereof from any cause, or the cessation from any cause of the liability of any other Borrower, in each case other than as a result of the Payment in Full (as defined in the Collateral Agreement) of the Obligations.

(e) Extent of Liability; Contribution.

(i) Extent of Joint and Several Liability of Borrowers. Notwithstanding anything herein or in any other Loan Document to the contrary, each Borrower’s joint and several liability for the Obligations of the other Borrowers shall be limited as set forth in the Collateral Agreement.

(ii) Direct Liability. Nothing contained in this Section 12.21 shall limit the liability of any Borrower to pay Loans and other extensions of credit made directly or indirectly to that Borrower (including Loans and other extensions of credit advanced to any other Borrower and then re-loaned or otherwise transferred to, or for the benefit of, such Borrower), Letter of Credit Outstandings relating to Letters of Credit issued to support such Borrower’s business, and all accrued interest, fees, expenses and other related Obligations with respect thereto, for which such Borrower shall be primarily liable for all purposes hereunder. The Administrative Agent shall have the right, at any time in its discretion, to condition Loans and Letters of Credit upon a separate calculation of borrowing availability for each Borrower and to restrict the disbursement and use of such Loans and Letters of Credit to such Borrower.

(iii) Joint Enterprise. Each Borrower has requested that the Administrative Agent, the Lenders and the Issuing Lender make this credit facility available to the Borrowers on a combined basis, in order to finance the Borrowers’ business most efficiently and economically. The Borrowers’ business is a mutual and collective enterprise, and the Borrowers believe that consolidation of their credit facility will enhance the borrowing power of each Borrowers and ease the administration of their relationship with the Administrative Agent, the Lenders and the Issuing Lender, all to the mutual advantage of the Borrowers. The Borrowers acknowledge and agree that the Administrative Agent’s, the Lenders’ and the Issuing Lenders’ willingness to extend credit to the Borrowers and to administer the Collateral on a combined basis, as set forth herein, is done solely as an accommodation to the Borrowers at their request.

(iv) Subordination. Each Borrower hereby subordinates any claims, including any rights at law or in equity to payment, subrogation, reimbursement, exoneration, contribution, indemnification or set off, that it may have at any time against any other Borrower, howsoever arising, to Payment in Full (as defined in the Collateral Agreement).

SECTION 12.22. Intercreditor Agreement. The Lenders (including for purposes of this Section 12.22, the Issuing Lender) acknowledge that the obligations of the Company under the Term Loan Agreement are secured by Liens on assets of the Company and the other Loan Parties that constitute Collateral and that the relative Lien priority and other creditor rights of the Lenders hereunder and the secured parties under the Term Loan Agreement will be set forth in the Intercreditor Agreement. Each Lender hereby acknowledges that it has received a copy of the Intercreditor Agreement. Each Lender hereby irrevocably (a) consents to the subordination of the Liens on the Term Loan Priority Collateral securing the Loan Document Obligations on the terms set forth in the Intercreditor Agreement, (b) authorizes and directs the Administrative Agent to execute and deliver the Intercreditor Agreement and any documents relating thereto, in each case on behalf of such Lender and without any further consent, authorization or other action by such Lender, (c) agrees that, upon the execution and delivery thereof, such Lender will be bound by the provisions of the Intercreditor Agreement as if it were a signatory thereto and will take no actions contrary to the provisions of the Intercreditor Agreement and (d) agrees that no Lender shall have any right of action whatsoever against the Administrative Agent as a result of any action taken by the Administrative Agent pursuant to this Section 12.22 or in accordance with the terms of the Intercreditor Agreement. Each Lender hereby further irrevocably authorizes and directs the Administrative Agent (i) to take such actions as shall be required to release Liens on the Collateral in accordance with the terms of the Intercreditor Agreement and (ii) to enter into such amendments, supplements or other modifications to the Intercreditor Agreement in connection with any extension, renewal, refinancing or replacement of any Indebtedness under the Term Loan Agreement as are reasonably acceptable to the Administrative Agent to give effect thereto, in each case on behalf of such Lender and without any further consent, authorization or other action by such Lender. The Administrative Agent shall have the benefit of the provisions of Article VIII with respect to all actions taken by it pursuant to this Section 12.22 or in accordance with the terms of the Intercreditor Agreement to the full extent thereof. The foregoing provisions are intended as an inducement to the secured parties under the Term Loan Agreement to extend credit to the Borrowers and such secured parties are intended third party beneficiaries of such provisions.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

AFFINIA GROUP INTERMEDIATE HOLDINGS INC.,

by	/s/ Thomas Kaczynski
	Name:	Thomas Kaczynski
	Title:	Vice President, Treasurer

AFFINIA GROUP INC.,

by	/s/ Thomas Kaczynski
	Name:	Thomas Kaczynski
	Title:	Vice President, Treasurer

WIX FILTRATION CORP LLC,

by	/s/ Thomas Kaczynski
	Name:	Thomas Kaczynski
	Title:	Vice President, Treasurer

AFFINIA PRODUCTS CORP LLC,

by	/s/ Thomas Kaczynski
	Name:	Thomas Kaczynski
	Title:	Vice President, Treasurer

AFFINIA INTERNATIONAL HOLDINGS CORP.,

by	/s/ Thomas Kaczynski
	Name:	Thomas Kaczynski
	Title:	Vice President, Treasurer

AFFINIA CANADA GP CORP.,

by	/s/ Thomas Kaczynski
	Name:	Thomas Kaczynski
	Title:	Vice President, Treasurer

AUTOMOTIVE BRAKE COMPANY INC.,

by	/s/ Thomas Kaczynski
	Name:	Thomas Kaczynski
	Title:	Vice President, Treasurer

AFFINIA INTERNATIONAL INC.,

by	/s/ Thomas Kaczynski
	Name:	Thomas Kaczynski
	Title:	Vice President, Treasurer

BANK OF AMERICA, N.A., individually as a Lender, the Issuing Lender and as Administrative Agent,

by	/s/ Steven M. Siravo
	Name:	Steven M. Siravo
	Title:	Vice President

WELLS FARGO CAPITAL FINANCE, LLC, as a Lender,

by	/s/ Nima Rassouli
	Name:	Nima Rassouli
	Title:	Vice President

BARCLAYS BANK PLC, as a Lender,

by	/s/ Sreedhar R. Kona
	Name:	Sreedhar R. Kona
	Title:	Vice President

JPMORGAN CHASE BANK, N.A., as a Lender

by	/s/ Robert P. Kellas
	Name:	Robert P. Kellas
	Title:	Executive Director

U.S. BANK NATIONAL ASSOCIATION, as a Lender,

by	/s/ Lynn Gosselin
	Name:	Lynn Gosselin
	Title:	Senior Vice President

DEUTSCHE BANK TRUST COMPANY AMERICAS, as a Lender,

by	/s/ Erin Morrissey
	Name:	Erin Morrissey
	Title:	Director

by	/s/ Dusan Lazarov
	Name:	Dusan Lazarov
	Title:	Director